8/27

08004625

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kao Corp

*CURRENT ADDRESS

PROCESSED

SEP 02 2008

THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34729 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 8/29/08

3-31-08
AR/S



Annual Report 2008

For the year ended March 31, 2008

Kao Corporation

Profile

Kao Corporation conducts continuing research and development in line with its mission "to strive for the wholehearted satisfaction and enrichment of the lives of people globally." We draw on our creative and innovative strengths to provide products and brands that offer excellent value created from the consumer/customer's perspective. Kao constantly explores new avenues in science and technology, then integrates diverse elements in unique, ground-breaking ways to provide high-value-added products to consumers worldwide.



Further information on Kao's CSR is available from the CSR report, which is updated in early September.

http://www.kao.co.jp/en/csr/report/

The Foundation of Our Corporate Activities:

The Kao Way



Mission
Satisfaction and enrichment of the lives of people
Vision
To be closest to the consumer/customer
Values
Yoki-Monozukuri
Innovation
Integrity
Principles
Consumer Driven
Genba-ism
Respect & Teamwork
Global Perspective

"The Kao Way" is based on "Kao Management Principles" (issued in 1995 and partly revised in 1999). We have reviewed and revised the Principles to reflect the changes that have occurred in our business environment internally and externally.

We define *Yoki-Monozukuri* as "a strong commitment by all members to provide products and brands of excellent value for consumer satisfaction." This core concept distinguishes Kao from all others.

Genba literally means "actual spot." At Kao, *Genba*-ism defines the importance of observing things "on-site," in the actual location and environment, both internally and externally, in order to maximize our understanding of the business and optimize our performance.

Further information on The Kao Way is available at
http://www.kao.co.jp/en/company/kaoway/index.html



Contents

Financial Highlights

Kao Corporation and Consolidated Subsidiaries				Years ended March 31, 2008 and 2007
	Billions of yen		Millions of U.S. dollars	Change
	2008	2007	2008	2008/2007
For the year:				
Net sales	**¥1,318.5**	¥1,231.8	**$13,160.1**	7.0%
Beauty Care Business	**627.9**	584.3	**6,267.2**	7.5
Human Health Care Business	**191.3**	183.6	**1,909.4**	4.2
Fabric and Home Care Business	**274.7**	269.5	**2,741.4**	1.9
Consumer Products Business	**1,093.9**	1,037.4	**10,918.0**	5.4
Chemical Business	**258.7**	223.6	**2,581.8**	15.7
Eliminations	**(34.0)**	(29.2)	**(339.7)**	–
Japan	**968.6**	924.2	**9,667.6**	4.8
Asia & Oceania	**158.3**	126.0	**1,579.9**	25.6
North America	**111.0**	106.7	**1,108.1**	4.0
Europe	**154.6**	135.9	**1,543.5**	13.8
Eliminations	**(74.0)**	(61.0)	**(739.0)**	–
Operating income	**116.3**	120.9	**1,160.3**	(3.8)
Net income	**66.6**	70.5	**664.4**	(5.6)
EBITDA	**209.7**	213.0	**2,093.0**	(1.5)
At year-end:				
Total assets	**1,232.6**	1,247.8	**12,302.6**	(1.2)
Net worth	**574.0**	564.5	**5,729.5**	1.7
	Yen		U.S. dollars	Change
Per share:				
Net income	**¥ 122.53**	¥ 129.41	**$ 1.22**	(5.3)%
Cash dividends	**54.00**	52.00	**0.54**	3.8
Net worth	**1,070.67**	1,035.66	**10.69**	3.4

Notes: 1. The U.S. dollar amounts are translated, for convenience only, at the rate of ¥100.19=US$1, the approximate exchange rate at March 31, 2008.

2. Kao reorganized its operations effective April 2007 by integrating the former consumer products business and prestige cosmetics business into the Consumer Products Business, which is divided into three businesses (the Beauty Care Business, the Human Health Care Business and the Fabric and Home Care Business). Together with the Chemical Business, Kao's business operations now consist of four business segments. Figures for 2007 have been restated to reflect the change.

3. Net sales by business segment and geographic segment include intersegment sales. Net sales of the Chemical Business include intersegment sales to the Beauty Care Business, the Human Health Care Business and the Fabric and Home Care Business.

4. Cash dividends per share are the amounts applicable to the respective years, including dividends to be paid after the end of the year.

5. Yen and U.S. dollar amounts are rounded to the nearest whole number or decimal.

6. EBITDA (Earnings before interest, taxes, depreciation and amortization) = Operating income + Depreciation and amortization

7. Net worth is computed by subtracting minority interests and stock acquisition rights from equity.

(Years ended March 31)

Net Sales and Operating Income Ratio
(Billions of yen, %)



902.6
936.9
971.2
1,231.8
1,318.5
13.3
13.0
12.4
9.8
8.8
2004 2005 2006 2007 2008

Net Sales
Operating Income Ratio

Net Income and ROE*
(Billions of yen, %)



65.4
72.2
71.1
70.5
66.6
15.5
16.5
14.9
13.1
11.7
2004 2005 2006 2007 2008

Net Income
ROE

*For the purpose of comparison, in calculating ROE for the years ended March 31, 2008 and 2007, equity does not include minority interests and stock acquisition rights.

Net Worth and Net Worth Ratio
(Billions of yen, %)



427.8
448.2
509.7
564.5
574.0
59.1
65.1
41.8
45.2
46.6
2004 2005 2006 2007 2008

Net Worth
Net Worth Ratio

Cash Dividends and Payout Ratio
(Yen, %)



32.0
38.0
50.0
52.0
54.0
26.9
29.0
38.3
40.2
44.1
2004 2005 2006 2007 2008

Cash Dividends
Payout Ratio

Business Segment Sales

(Year ended March 31, 2008)

Chemical Business (Billions of yen)

	224.6
Japan	129.4
Asia	75.2
North America & Europe	98.8
Eliminations	(78.8)

Consumer Products Business (Billions of yen)

	1,093.9
Japan	868.4
Asia & Oceania	85.4
North America & Europe	156.2
Eliminations	(16.1)



¥224.6 Billion
17.0%
¥627.9 Billion
47.7%
¥274.7 Billion
20.8%
¥191.3 Billion
14.5%
¥1,318.5 Billion

Chemical Business

Oleo chemicals
Fatty alcohols, fatty amines, fatty acids, glycerin, commercial-use edible fats and oils

Performance chemicals
Surfactants, plastics additives, superplasticizers for concrete admixtures

Specialty chemicals
Toner and toner binder for copiers and printers, ink colorants for inkjet printers, fragrances and aroma chemicals

Fabric and Home Care Business

Fabric care products
Laundry detergents, fabric treatments

Home care products
Kitchen cleaning products, house cleaning products, paper products for cleaning, professional-use products

Beauty Care Business

Prestige cosmetics
Counseling cosmetics, self-selection cosmetics

Premium skin care products
Soaps, facial cleansers, body cleansers

Premium hair care products
Shampoos, conditioners, hair care products, hair coloring agents

Human Health Care Business

Food and beverage products
Cooking oils, beverages

Sanitary products
Sanitary napkins, diapers

Personal health products
Bath additives, oral care products, men's skin care and hair care products

Note: Figures in the graph represent net sales to outside customers only. Eliminations represent intersegment sales.

Profitable Growth Driven by High-Value-Added Products



During fiscal 2007, the year ended March 31, 2008, Kao exceeded the performance projections it made at the start of the fiscal year, despite the impact of sharply rising raw material prices, primarily because of aggressive launches of high-value-added products and successful efforts to strengthen sales capabilities by the Consumer Products Business in Japan and Asia. Looking forward, we will accelerate the development and launch of high-value-added products created from the perspective of consumers and customers. At the same time, we will focus on strongly growing Asian markets to achieve profitable growth.

What is your assessment of Kao's performance during fiscal 2007?

In fiscal 2007, the Kao Group's net sales increased 7.0 percent compared with the previous fiscal year to ¥1,318.5 billion. Operating income decreased 3.8 percent compared with the previous fiscal year to ¥116.3 billion, primarily because of rising raw material prices and strategic investment in marketing. While net income decreased 5.6 percent compared with the previous fiscal year to ¥66.6 billion, Kao increased annual cash dividends per share by ¥2.00 to ¥54.00 in accordance with its forecast at the start of fiscal 2007.

Overall, Kao energetically conducted its businesses in a challenging operating environment. Performance exceeded the initial plan for the fiscal year, demonstrating not only the effectiveness of our strategies, but also that all Kao employees in Japan and overseas gave their best each day as we took on the challenges of new ways of doing business. The robust performance of the Consumer Products Business in Japan and Kanebo Cosmetics were key factors in Kao's stable performance for fiscal 2007. Another was the solid performance of the Chemical Business, which minimized the impact of rising raw material prices.

Moreover, the system of four businesses that Kao introduced in April 2007 and the resulting reorganization of functional divisions revitalized our organization, which contributed to results in fiscal 2007. We reorganized into four businesses: Beauty Care, Human Health Care, and Fabric and Home Care, which collectively make up the Consumer Products Business, and the Chemical Business. At the same time, we reorganized R&D, production, sales and all other functional divisions. The Kao Group's goal is to further reinforce its matrix management among businesses and functional divisions, which is a core strength, in order to achieve its medium-term objectives.

Since the reorganization, we have already begun seeing the positive effects of enhanced technology sharing. Examples include the use of *Megurism* steam-generating thermo technology, which has received consumer support since its launch, in sanitary products. I am not completely satisfied with the speed at which we develop and improve products, but I can say we are faster in these areas than in the past.

EVA*

(EVA for 2000 = 100)



100
113
120
132
142
154
163
134
125
2000
2001
2002
2003
2004
2005
2006
2007
2008

EBITDA*

(Billions of yen)



177.8
178.1
180.8
213.0
209.7
2004
2005
2006
2007
2008

* EVA (Economic Value Added) is a registered trademark of Stern Stewart & Co.

* EBITDA (Earnings before interest, taxes, depreciation and amortization) = Operating income + Depreciation and amortization

Note: EVA is expressed as an index with the year ended March 31, 2000, when it was originally introduced, as 100. EVA for the year ended March 31, 2008 decreased to 125 due to a decrease in NOPAT (Net Operating Profit After Tax) resulting from the impact of increases in raw material prices. EBITDA for the year ended March 31, 2008 decreased by ¥3.3 billion to ¥209.7 billion, compared with ¥213.0 billion for the previous fiscal year.

What are some specific examples of how the reorganization into four businesses is resulting in profitable growth?

The Consumer Products Business consists of the three businesses of Beauty Care, Human Health Care, and Fabric and Home Care. Each of these businesses has reaffirmed its commitment to product development from the perspective of consumers. As a result, we have strengthened our approaches to creating and improving products with high added value.

The Beauty Care Business operates under a "total beauty" concept that encompasses categories ranging from hair and skin care to makeup, and has succeeded at operating more comprehensively. *Bioré, Essential* and many other brands performed strongly because of enhanced cooperation between the Beauty Care Business and functional divisions. As a result, Beauty Care sales in Japan increased 7.8 percent compared with the previous fiscal year. In January 2008, the Beauty Care Business worked in unison on a new product launch, focusing advertising and product information on key players in the beauty industry, such as magazine editors and cosmetics journalists. Reviews were highly favorable.

The Chemical Business has embraced a new mission since April 2007: profitable growth and synergy with the Consumer Products Business. This mission was the basis for efforts to accurately understand customer needs in order to develop and supply distinctive products that meet the expectations of customers and earn their trust. The Chemical Business, which supplies many of the basic ingredients that the Consumer Products Business uses, is one of the Kao Group's critical strengths.

The foremost result of the organizational reforms of April 2007 was the merger of Kao Cosmetics Sales Co., Ltd. into Kao Hanbai Co., Ltd., which formerly handled only consumer products, to establish Kao Customer Marketing Co., Ltd. This created the foundation for further developing the Kao Group's comprehensive strengths in ways such as enhancing Kao's sales force. Kao has moved forward with the integration of the two companies carefully and in stages to avoid confusion at the point of sale. However, our steady progress has exceeded projections, and we have enhanced our ability to make proposals to retailers while successfully executing initiatives such as building a new in-store merchandising business model. The response in each of our distribution channels including drugstores has been excellent.

How will Kao generate profitable growth in fiscal 2008 and beyond? What initiatives will drive achievement of the targets of the medium-term business plan?

I see fiscal 2008 as the year in which Kao makes significant progress in Asia, and I want the Kao Group to use its comprehensive strengths to achieve this objective. The Japanese market is maturing; therefore the Kao Group must concentrate on high-potential markets in Asia to generate further large-scale growth and development in the future. Kao was comparatively early in entering the Asian markets over 40 years ago, but we have been a bit slow in responding to the rapidly changing consumer lifestyles and distribution patterns in the region. Our growth in Asia simply has not met our expectations. Since I became President and CEO four years ago, Kao has examined various strategies for generating growth in its Asian operations. I have concluded that the most effective and efficient approach is to deal with the changing markets of Asia head on and to spread broadly the marketing, R&D and sales capabilities we have developed in Japan in Asian markets.

Accordingly, we now view Asia as a single area that includes Japan. Our first step was sharing The Kao Way, our corporate philosophy, and dispatching employees between Japan and other Asian countries to provide assistance such as on-the-job training. We subsequently standardized business processes and promoted cooperation among businesses, and are now seeing positive results. I truly believe that developing the core Kao Group strength of matrix management among businesses and functional divisions throughout Asia will be the key to the success of Asian operations.

Brands will also be key, and we are poised to begin full-fledged efforts to build *Asience* and other brands into pan-Asian brands. By aiming to create optimum products for Asia, including Japan, while considering business development in Asia from the product development stage, I believe that we will achieve profitable growth. The time is ripe for our operations in Asia, and we would like to make significant progress during fiscal 2008 and thereafter toward generating double-digit growth in Asia.

On the other hand, we will continue to take the viewpoint of consumers and customers in launching high-value-added products in Japan. We are also working to leverage our enhanced proposal capabilities to strengthen sales. In particular, we will work to achieve further growth in the Beauty Care Business by enhancing our ability to make proposals in areas such as our lineup of products under the "total beauty" concept, sales methods and promotions. This will be a test of our decision to combine the consumer products and cosmetics businesses into Kao Customer Marketing, and I want Kao to deploy its comprehensive strengths to realize the intentions behind this move.

Consumers are going to become even more aware of their health and how to protect it because of the decision by Japan's Ministry of Health, Labour and Welfare to make specified health examinations and guidance mandatory, among other factors. We see this as a business opportunity, and we plan to further strengthen the food and beverage category within our Human Health Care Business with products approved as Foods for Specified Health Uses (FOSHU) by the Ministry of Health, Labour and Welfare. Moreover, the Human Health Care Business will also move beyond conventional selling methods through existing distribution channels by working to use counseling to enhance one-on-one sales.

Mid-Term Growth Strategies:
Profitable Growth Driven by High-Value-Added Products

1. Accelerate growth in the Beauty Care and Human Health Care businesses.
2. Further strengthen and develop Fabric and Home Care, a core business.
3. Further enhance the Chemical Business globally and locally with distinctive products that meet customer needs.

Where is Kao heading in North America and Europe?

In the United States, Kao Brands Company markets premium skin and hair care products, and has launched hit products in both categories. Results were strong two years ago, but other companies have created intense competition by launching similar products. Just as we are doing in Asia, we will work to exercise the comprehensive strengths of our Japanese operations in the United States by concentrating on *Yoki-Monozukuri* and unique branding.

In Europe, KPSS – Kao Professional Salon Services GmbH provides premium hair care products to salons. We are currently executing a sales innovation project in Germany, and we expect operations in Europe and the United States to improve in a short period. Moreover, Molton Brown Limited achieved double-digit growth in fiscal 2007. We intend to make every effort to further enhance the prestige of its brands with the objective of growth and development over the medium and long term.

What is the current status of the prestige cosmetics business? What are your plans for its future direction?

The future direction of the prestige cosmetics business has two aspects: top-line sales growth and cost efficiency. The Kao Group plans to achieve top-line sales growth by doubling the number of mega brands with sales of ¥10.0 billion or more to 16 by 2010. In fiscal 2007, we launched *DEW SUPERIOR, COFFRET D'OR, SOFINA beauté* and other new products that all got off to a good start. In China, we are implementing a growth strategy of expanding Kanebo Cosmetics sales. After the first year of implementation, we found that we have some room for improvement. Accordingly, we have shifted our plan from expanding the number of stores to focusing on areas with the best potential, with priority on increasing sales per store. For marketing and sales promotion, we have introduced Internet search engine optimization and continue to verify its effectiveness. These initiatives have been effective, and since fall 2007 sales per store have been growing steadily. Operations in China are central to the growth strategies for both Kanebo Cosmetics and the Kao Group as a whole. Going forward, we will concentrate on further enhancing cooperation.

The second aspect of our plans for the prestige cosmetics business involves reducing costs by generating synergies. Since Kanebo Cosmetics Inc. joined the Kao Group two years ago, our steadily successful efforts have included shared factory usage, joint purchasing of television advertising time and joint procurement of raw materials. Moreover, Kao Customer Marketing, Kao and Kanebo Cosmetics have started executing initiatives such as joint campaigns and in-store displays that have received an enthusiastic reception at drugstores and other retail outlets. Our plan is to save ¥10 to ¥15 billion by 2010 through cost-saving synergies, including by improving logistics efficiency.

What impact does Kao's approach to corporate social responsibility and its corporate philosophy, The Kao Way, have on business activities?

Our first priority in our corporate social responsibility (CSR) activities is to effectively handle the fundamentals such as product safety, compliance, environmental protection and respect for human rights.

The Kao Way forms the foundation of Kao's unique CSR activities with its clearly defined mission, vision, values and principles that call for Kao to contribute to the sustainable development of society. When I became President and CEO, I thought it was important to pass on to the next generation Kao's traditions and values. We established The Kao Way to share Kao's values and fundamental approach to its business with young employees and employees overseas. The Kao Way is the cornerstone of how we work, the point of reference we can always turn to if we have doubts, and the guide for our actions.

For our overseas employees, explanations linked to the actual work they are doing are particularly effective. When I visit group companies overseas, I look carefully at conditions in each country, including situations that may not be sufficiently in accordance with The Kao Way. I then offer specific action guidelines. We also provide training on The Kao Way at one-day workshops that we initiated and now hold overseas. These kinds of activities are ongoing. With the number of new employees increasing, steady efforts every day to make The Kao Way an integral part of daily operations will thoroughly instill Kao's core concepts in every workplace or organization, including among overseas employees, and I have seen how it works to keep us on the right track.

Kao has aggressively repurchased its shares to increase capital efficiency and enhance shareholder returns. What is Kao's stance?

Increasing Kao's corporate value is the single most important issue in shareholder returns. Quantitative issues such as market capitalization are not the only issues that define corporate value. We consider our potential for future growth as a corporation, and recognize that we must constantly emphasize efforts to increase corporate value. Corporate value is not something we can create over the short term. It takes time, and so we count on our shareholders to share our emphasis on growth over the medium and long term.

We emphasize increasing corporate value concurrently with shareholder returns. Our target for dividends is a consolidated payout ratio at the 40 percent level, and we intend to meet shareholder expectations by steadily and continuously paying dividends. In addition, as a measure to provide shareholder returns from a long-term perspective, we plan to flexibly repurchase shares to increase earnings and dividends per share over the long term. We will conduct share repurchases with due consideration to our demand for capital to fund investment in the facilities and acquisitions that will support growth while raising capital efficiency. Moreover, we intend to emphasize return on equity (ROE) so that shareholders will understand the benefits of these efforts.

Asia: The Key to Profitable Growth



Kao employees visit consumers' homes to ask about actual housekeeping conditions. (Japan)

The Kao Group aims to be "a global group of companies that is closest to the consumer/customer in each market." (Excerpt from the "Vision" section of The Kao Way.)

Kao has been successfully serving one of the most demanding and competitive markets in the world by providing products of true value developed from the consumer's perspective and meeting the needs of consumers in Japan. Making the most of this advantage, we will solidify our business in the Asian region by effectively expanding this wealth of knowledge and know-how in Asia. By integrating operations in Asia including Japan, we will boost our business activities in the region over the coming years.



Matrix management encourages cooperation between marketing and R&D. (Japan)

Kao aggressively develops and markets high-value-added products to achieve profitable growth. Market share in Japan has increased as a result, but the domestic market is maturing. Asia, however, provides enormous potential for Kao to benefit from its creativity and ability to add value to consumer products. With consumer product markets in Asia maintaining steady growth, Kao is energetically expanding its presence in the region.

Of course, Kao is not the only company that sees the potential of Asia. Global consumer product companies share our enthusiasm for Asian markets, which has intensified competition and accelerated market changes. We believe that viewing Japan and Asia as a single area is the optimal approach as it creates an organization that can respond quickly to changes in the markets. Kao has therefore created an information infrastructure that integrates business operations in Asia, including Japan, and has standardized business processes in individual countries.

We are now successfully enhancing communication between Japan and other Asian countries to efficiently develop high-value-added products that meet the needs of both particular countries and the broader market. A core Kao strength is its system of matrix management linking businesses with research, production and sales. Now, this matrix management system also integrates Asia, including Japan, within a system for developing high-value-added products to accelerate expansion.



Production is responding quickly
to demand.
(Thailand)

Standardized Processes and Shared Values



The use of Kao's enterprise resource planning (ERP) system has standardized business processes in each country. (Thailand)



Employees throughout Asia engaged in a lively discussion of the hows and whys of sharing The Kao Way.

Kao introduced an enterprise resource planning (ERP) system three years ago and standardized its widely varied business processes in Asian countries. As a result, Kao employees in Asia can quickly obtain information on the situation in any Asian country. They can also find survey results and numerical indexes via the system, which encourages discussion of issues and ideas for solutions. Examples of successes in any given country are widely available throughout Asia.

Moreover, the ERP system has enabled operations throughout Asia to keep track of sales and inventories. Efficiency has risen sharply as Kao is now better able to quickly manage raw material purchases according to its production plan, and has reduced both inventory and stockouts.

Kao has also worked to instill shared values in parallel with standardizing its business processes. Kao's corporate philosophy is stated in The Kao Way, and our efforts to enhance and deepen awareness of the importance of The Kao Way in Asian countries has established a common reference point employees can turn to if they have doubts. "Consumer Driven" approaches and "*Genba*-ism*" are key principles of The Kao Way that are critical to the ability of Asian operations to drive progress through cooperation. Ensuring that Kao's operations in each market in Asia share the same perspectives and values has laid the foundation for integration of business operations in Asia, including Japan.

* *Genba*-ism: *Genba* literally means "actual spot." At Kao, *Genba*-ism defines the importance of observing things "on-site," in the actual location and environment, both internally and externally, in order to maximize our understanding of the business and optimize our performance.



Employees from Thailand and Japan visited Thai homes to learn for themselves how people do their laundry.

Truly Consumer-Driven Product Development

The first product that resulted from integrated development among Japan and other Asian countries was *Attack Easy* laundry detergent, which we launched in Thailand. In the initial phase of product development, Kao felt it needed more insight into what would differentiate it from competitors. We went back to the starting point and interviewed consumers to listen directly to their desires. We visited households, classified water quality, looked at the laundry problems consumers face and even asked consumers for a look into their dresser drawers to learn how they keep their clothing.

This survey taught us a great deal. Thai households are large, and that means lots of laundry. And hand laundering is prominent, which means lots of work. Unique challenges abound, as water quality can inhibit foaming, hand laundering requires plenty of elbow grease, and rinsing is no easy matter.

We then started coming up with ways to use everything we had learned to make hand laundering easier. After testing numerous approaches through a process of trial and error, we finally found a formulation that creates a sort of cushion in the space between fabrics being washed. This resulted in a detergent with a unique slick feeling that removes dirt quickly and rinses out easily. Consumers tried it, and told us it was gentle on their hands, made hand laundering easier and generally reduced the drudgery of doing laundry.

Thai consumers have enthusiastically embraced *Attack Easy* since we launched it two years ago. Last year, we also launched it in Indonesia after achieving a different type of slick feeling formulated for brush washing.

All the people involved in these product development processes worked in concert with an assiduous focus on the perspective of consumers to achieve the breakthroughs that resulted in the development of this high-value-added product.



Television commercials have communicated how *Attack Easy* makes doing laundry faster and easier.


アジエンス
日本製造

Kao has added *Asience Moisture Balance* to the *Asience* brand and created integrated displays at stores. (Hong Kong)

Building Powerful Shared Asian Brands



The *Asience* project team has worked from the premise of developing a pan-Asian brand. (Japan)

Many European, North American and Japanese brands are available in Asian consumer product markets, and the large number of products has resulted in intense competition. In order to meet consumer needs and to deploy effective marketing at the same time, it is essential to build brands based on an understanding of Asia as an integrated market that includes Japan.

We launched the *Asience* line of premium hair care products in Japan in 2003, but from the beginning we developed this brand with the aim of making it a hit throughout Asia. Its status as a blockbuster premium brand from Japan supported its launch in Taiwan and Hong Kong in 2005, and the *Asience Moisture Balance* line extension in those two markets in 2007. We based our concept on the value proposition that *Asience* would make hair supple to the core while meeting the strong consumer desire for a light, refreshing cleansing experience that leaves hair silky smooth. In spring 2008, our launches of *Asience* in Shanghai, China and in Bangkok, Thailand used the newly improved product launched the previous year in Japan under the continuing theme of the shampoo that makes hair supple enough to restore straightness even after braiding or tying. We are now selling *Asience* in five markets. A critical task in building this brand is remaining true to its core concept as we respond to the particular needs of each market.



Salespeople at Kao's sales company in Shanghai use expertise developed in Japan in negotiating with buyers.

Deploying Sales Expertise

Distribution in Asian markets is complex. Global retail chains based in Europe and the United States vie with homegrown chains, while small and medium-sized stores, often run by families, remain entrenched as the backbone of the marketplace.

Fortunately, the Kao Group's extensive sales experience in Japan is applicable to the markets of Asia. Salespeople in Japan deal with many of the same issues and pressures that impact the markets of other Asian countries. Initially, we send salespeople from Japan to work with local employees to call on retail outlets and share best practices and expertise. These teams conduct programs such as working with large global chains and local chains to develop annual product sales plans that both meet consumer needs and effectively promote sales. Senior management meetings ensure that everyone is on the same page.

Our approach is predicated on working with retail outlets to maximize their sales and profits by anticipating customer needs. Our proposals go beyond simply plugging our own products. Simultaneously, we are significantly strengthening sales functions in Asian countries by enhancing relationships with retail outlets built on trust by precisely responding to their needs. Moreover, we are sharing successful approaches in Japan and introducing the services that Kao Merchandising Services Company, Ltd. can provide to rapidly orchestrate retail outlet development as part of our broad retail outlet support menu.



Salespeople from Japan and Thailand study how to improve proposals at the point of sale. (Thailand)

Fiscal 2007 Highlights



April 2007

Start of the Kao Community Museum Program

Kao began the Kao Community Museum Program, a volunteer assistance program that supports citizens' activities at museums and art galleries to promote local culture.



スタイル
フィット

August 2007

Launch of *Style Fit* for a New Type of Fabric Care

The new *Style Fit* laundry detergent and fabric softener lineup gives clothes a pleasant scent that lasts even when they are hung out to dry indoors, supporting the lifestyles of busy young people who do their laundry at night.



August 2007

Proof of Benefits of Hot Towel on Tired Eyes after VDT Work

Kao scientifically confirmed that applying a moistened towel heated to about 40°C to the eyes after work on a visual display terminal (VDT) restores decreased focusing ability and improves dry eye syndrome.



Bioré

September 2007

Launch of *Bioré Shower Cream* in Southeast Asia

Kao began launches of *Bioré Shower Cream* in four countries in the ASEAN region, where the use of body soap is increasing. *Bioré Shower Cream* washes away fresh, leaving skin moist and smooth. Sales began in Thailand in September, to be followed by Indonesia, Malaysia and Vietnam.



TESCO
Lotus

September 2007

Thai Subsidiary Receives Tesco Value Award

Global retailer Tesco, based in the United Kingdom, presented Kao's subsidiary in Thailand with a 2007 Tesco Value Award, given to companies that contribute to raising customer satisfaction at Tesco stores.



October 2007

Million-Person Pink Ribbon Campaign for Breast Cancer Early-Detection Awareness

In-store Beauty Advisors for Kao Sofina and Beauty Counselors from Kanebo Cosmetics distributed leaflets to customers to promote awareness of the importance of early breast cancer detection in the Kao Group's Million-Person Pink Ribbon Campaign. Their goal is to reach one million customers.



December 2007

Kanebo Launches *COFFRET D'OR*

Kanebo Cosmetics launched *COFFRET D'OR*, a new total makeup brand with a clearly defined concept, as part of the second stage of the makeover of Kanebo's brands.



December 2007

Mechano-Chemical (MC) Toner Offers More Stable Color Reproduction

Kao's Techno-Chemical Research Center developed MC Toner, a small-particle laser printer toner that enables high-speed printing with high image quality and stable color reproduction. The product won the 16th Technology Award of the Imaging Society of Japan.



January 2008

Launch of *SOFINA beauté*

SOFINA beauté, a new aging skincare series, targets women in their thirties and forties. The products work on the deepest corneum, or "skin core," to bring out radiance and skin firmness from within.



January 2008

Launch of *Attack Biogel*

New liquid laundry detergent *Attack Biogel* delivers high cleaning efficiency even in water-saving washing machines. Its unique bioenzyme quickly penetrates clothing fibers to eliminate stains and odor from the core.



February 2008

2008 T de Telva Award for *John Frieda Frizz-Ease*

Kao Brands Company's *John Frieda Frizz-Ease* received the 2008 T de Telva Award from Spanish fashion magazine *Telva* for the best new hair care brand launch of 2007.



March 2008

Premium Hair Care Brand *Asience* Launched in Shanghai and Bangkok

Kao launched its premium hair care brand *Asience* in Shanghai and Bangkok, expanding sales to five areas in Asia following Taiwan, Hong Kong and Singapore.



Research & Development and Intellectual Property

Television commercial for
Megurism Steam Thermo Power Pad

A Steam-Generating Thermo Sheet Designed to Improve Circulation

Kao's approach to human health care entails developing new products with added health value with the goal of contributing to healthy everyday lifestyles. In addition to functional value, Kao seeks to deliver emotional value by providing satisfaction in the form of happiness and contentment. *Megurism Steam Thermo Power Pad* perfectly embodies this concept.

From middle age onward, many people experience problems such as stiff shoulders and back pain. However, the pain in the region where stiffness occurs is frequently the result of muscle stiffness resulting from poor blood circulation. Kao therefore chose to move forward with research into circulation. It is common knowledge that heat effectively enhances circulation and that certain sensors in the human body make a temperature of about 40°C feel good.

Researchers at Kao began considering what kind of item can hold heat, and came up with hot towels and disposable heating pads used in health care facilities. However, hot towels do not maintain the level of heat that feels good for very long. While disposable heating pads have the advantage of ease of use, they generate heat through the oxidation of iron powder, and require a large amount of iron powder to maintain heat over an extended period. As a result, these pads tend to be thick and inflexible, and are difficult to fit onto the human body.

Kao then set out to develop a thin, easy-to-use product that maintains the comfortable level of heat over time. We wanted to generate heat in the same way as a disposable heating pad, and therefore selected oxidization of iron, which produces heat using oxygen and water.

We decided to make the product thin for a supple fit on the body by uniformly dispersing the iron powder throughout the fibers of a thin sheet of paper. However, maintaining a temperature of approximately 40°C for more than five hours required iron powder to fill about 80 percent of the paper, yet no paper existed that could accommodate this much iron. Moreover, iron has an extremely heavy specific gravity, so adhesion to paper fibers was poor when iron powder was added to the paper at the pulp stage. Several research departments cooperated, drawing on Kao's diverse portfolio of technologies and expertise in areas such as surfactants, control of particle dispersal and flocculation, paper making and non-woven processing. We finally created a thin sheet with the required volume of iron powder of about 80 percent. The non-woven construction we used to control the breathability of the iron powder-impregnated sheet, and thus to control the level of heat over an extended period, came from technology Kao uses in sanitary products and disposable diapers. Through this process, we developed a sheet that was only about two millimeters thick, but could still safely provide heat over an extended period — a "steam-generating thermo sheet" with a consistent thickness.

Then we began thinking of ways to expand usage of this steam-generating thermo sheet technology in daily life, and hit upon the concept of warming the eyes. The use of devices such as personal computers (PCs) and mobile phones has put additional strain on people's eyes. Kao's laboratories conducted surveys showing that people involved in work requiring heavy PC usage every day experience reduced ability to focus their vision on Fridays compared with Mondays. This phenomenon is called weekend presbyopia, and warming the eyes with a hot towel is one way to counter it. With this survey for reference, Kao developed a steam eye mask that people could easily use to warm their eyes, and launched it under the *Megurism* brand in autumn 2007.

The results of this research were based on technologies to improve circulation that Kao has developed over some 20 years, including those used in carbonated *Bub* bath additives and *Success Hair Restoration Tonic.* The *Megurism* brand is the result of accumulated technologies in a range of fields, new technology development and consumer research.

As a result of the structural reorganization of spring 2007, personal health care research covering areas including food products such as beverages, sanitary products such as sanitary napkins and disposable diapers, these steam-generating thermo sheets, and bath additives is now integrated into the larger realm of human health care research. We will promote even better sharing and use of research technology as we work to develop new blockbuster products.



Kao has acquired patents for its steam-generating thermo sheet.

Intellectual Property

The Intellectual Property Center in the Research and Development Division promotes the acquisition and use of intellectual property rights. The staff of the Intellectual Property Center implements an intellectual property strategy consistent with Kao's business and research strategies together with patent liaison persons in each laboratory. Patent liaison persons have a detailed knowledge of both technologies and intellectual property.

Close communication between the staff of the Intellectual Property Center and researchers or patent liaison persons in each laboratory enables the smooth unearthing of new inventions and the development of feasibility studies for filing patent applications from the initial stage of research and development. This close communication helps create comprehensive patent applications to protect technologies. For the development of the steam-generating thermo sheet, the team acquired patents for the sheet and its manufacturing methods, as well as patents and design rights related to the product. Researchers and people responsible for intellectual property shared information from the research stage and discussed the best ways to acquire intellectual property rights.

These activities expand awareness within the Company that intellectual property rights such as patents are an important corporate management asset, and help to improve the level of Kao's activities and the management of its technology strategy.

Corporate Governance System and Activities

Basic Position on Corporate Governance

Kao's basic position on corporate governance is to develop a managerial framework and internal control system that can take the necessary measures to realize highly efficient, sound and transparent management with the aim of continuously increasing corporate value. Kao considers corporate governance to be one of its most important managerial tasks.

Directors, Board of Directors, Executive Officers and Committees

Currently, Kao has 15 Directors including two Outside Directors, and 25 Executive Officers including 13 who serve concurrently as Directors.

Kao has a "Compensation Advisory Committee" and a "Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President," which perform functions similar to the compensation and nominating committees of the "Company with three committees" system under the Japanese Corporation Law.

Audit System

Four Corporate Auditors including two Outside Corporate Auditors constitute the Board of Corporate Auditors. The Outside Corporate Auditors have no special interest in the Kao Group. The auditing activities of Corporate Auditors include attendance at important meetings, auditing of key operations and divisions, and investigations of affiliates. In addition, Corporate Auditors regularly conduct various meetings such as quarterly opinion exchange meetings with Representative Directors; briefing sessions on audit plans and audit results with the Accounting Auditor; and semiannual conferences of Corporate Auditors of domestic affiliates.

Furthermore, Kao's Corporate Audit Services department is responsible for conducting internal audits on the appropriateness of business processes and the propriety and efficiency of the management of Kao and its affiliates.

Kao employs the accounting firm, Deloitte Touche Tohmatsu, to perform audits in accordance with both the Japanese Corporation Law and the Japanese Financial Instruments and Exchange Law. Deloitte Touche Tohmatsu ensures that none of its engagement partners is involved in auditing Kao for more than seven years, in accordance with the Japanese Certified Public Accountants Law.

Corporate Governance Structure (As of June 2008)


Shareholders Meeting
Board of Corporate Auditors
Board of Directors
Monitoring
Audit
Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President
Compensation Advisory Committee
Supervision
Internal Control Committee
Disclosure Committee
Compliance Committee
Trade Secret (TS) & Personal Information Protection Committee
Risk Management Committee
Committee for Responsible Care Promotion
Quality Assurance Committee
Compliance Hotline
Outside Lawyers
Consultation
Accounting Auditors
Audit
Management Committee
CSR Committee
Corporate Audit Services
• Administrative Divisions
Accounting & Finance
Legal & Compliance
Risk Management
Environment & Safety
Product Quality Management
Others
• Business Divisions
• Production & Engineering
• Research & Development
Investigation
(Attendance)
Conference by Corporate Auditors of Domestic Group Companies
Subsidiaries/Affiliates
Corporate Auditors
Board of Corporate Auditors
Accounting Auditors
Certified Public Accountants

Note: Our policy is to ask experts, such as lawyers, for their advice as reference in making business judgements, if necessary, concerning business management and daily operations.

Internal Control and Risk Management System

On September 1, 2005, Kao established an Internal Control Committee (Committee Chairman: President and CEO) as one of the administrative functions of the Management Committee, to hold discussions and make decisions on fundamental policy or operational planning of internal control, monitor the activities of relevant committees and confirm the effectiveness of internal control activities. Six committees have been placed under the Internal Control Committee as shown in the diagram of Kao's Corporate Governance structure on page 18.

Risks involved in business strategies are analyzed and countermeasures are discussed by the relevant departments; when necessary, discussion of these risks and countermeasures takes place in meetings of the Board of Directors or the Management Committee. Risks in business operations are managed in accordance with Kao's Risk Management Policy. The Risk Management Committee, chaired by the member of the Board of Directors in charge of risk management, promotes risk management throughout the Kao Group companies and develops countermeasures for disasters and other emergencies. In the event of a serious crisis, countermeasures headquarters, which should be headed by the President and CEO, is set up to respond to the crisis.

Status of Measures Concerning Respecting the Standpoint of Stakeholders

- *Rules for Respecting the Standpoint of Stakeholders through Internal Regulations, etc.*

  The Kao Way, an essence of the Company's corporate philosophy symbolized by the pyramid on the inside front cover, states that "Our mission is 'to strive for the wholehearted satisfaction and enrichment of the lives of people globally' through the Company's core domains of cleanliness, beauty, health and chemicals." The "Vision" section of The Kao Way stipulates that "We aim to be 'a global group of companies that is closest to the consumer/customer in each market,' earning the respect and trust of all stakeholders and contributing to the sustainable development of society." As stated in Kao's Principles of Corporate Ethics, contained in Kao's Business Conduct Guidelines, "Kao Corporation seeks to be an honest and exemplary company, guided by sensible and fair actions and driven by a fundamental adherence to ethical principles that go beyond mere compliance with laws to earn the true respect of all stakeholders." The text also describes specific details about Kao's conduct guidelines to respect the standpoint of stakeholders.

- *CSR* Committee*

  Kao has established a CSR Committee to determine the objectives the Company must fulfill in society, as well as their direction.

  * Corporate Social Responsibility

- *Policy for Information Disclosure to Stakeholders*

  Kao's Disclosure Guidelines set forth the Company's commitment to disclose information to shareholders, investors and all other stakeholders in a timely, accurate and impartial manner by continuing prompt disclosure of information that falls under the Securities Listing Regulations provided by the Tokyo Stock Exchange, in compliance with the Corporation Law, the Japanese Financial Instruments and Exchange Law and various ordinances.

Information Concerning Hostile Takeover Defenses

The Company did not submit any proposals regarding defensive measures against hostile takeovers to its Annual General Meeting of Shareholders held in June 2008. However, the Company believes that implementing defensive measures is an important task for management, and continues to study the pros and cons of introducing reasonable defensive measures against hostile takeovers. The Company also closely monitors development of the Japanese legal system and trend of business society.

The Company hopes to attract shareholders who will hold Kao's stock on a long-term basis. The Company is committed to rewarding such long-term shareholders by increasing corporate value over the long term through vigorous business activities linked to increasing EVA, and by enhancing shareholder returns, including dividends.** The Company believes that increasing corporate value and enhancing shareholder returns will be duly reflected in Kao's stock price in the market and its market value, which will in turn discourage hostile takeovers that may not be in the best interests of shareholders. At the same time, through its CSR and other activities, the Company promotes understanding of its contribution to global society among all stakeholders. By doing so, the Company expects to increase trust of stakeholders towards its management, which, it believes, will act as a major deterrent to such hostile takeovers.

** The Company has set a target payout ratio of approximately 40 percent of consolidated net income.

Further information on Kao's approach to corporate governance is available at
http://www.kao.co.jp/en/company/governance/index.html

Directors, Corporate Auditors and Executive Officers

Board of Directors

* Holds the post of Executive Officer concurrently ** Outside Director



Motoki Ozaki*
Representative Director, President and Chief Executive Officer



Takuo Goto*
Representative Director, Senior Executive Vice President, Global Production & Engineering, Global Environment and Safety



Hiroshi Kanda*
Representative Director, Executive Vice President, Global Consumer Products, Global Marketing Development



Norihiko Takagi*
Executive Vice President, President, International Business - Consumer Products



Shunichi Nakagawa*
Executive Vice President, Global Legal & Compliance, Global Corporate Communications, Global Information Systems



Tatsuo Takahashi*
Executive Vice President, Representative Director, President and Chief Executive Officer, Kao Customer Marketing Co., Ltd.



Toshiharu Numata*
Executive Vice President, Global R&D, Product Quality Management



Toshihide Saito*
President, Global Chemical Business



Shinichi Mita*
Vice President, Global Accounting & Finance



Masato Hirota*
President, Global Beauty Care Business



Shinichiro Hiramine*
Chairman of Board of Directors and Chief Executive Officer, Kao (China) Holding Co., Ltd.



Ken Hashimoto*
Vice President, Global Procurement



Michitaka Sawada*
Vice President, Global R&D (Human Health Care)



Atsushi Takahashi**
Representative Director Chairman of the Board, The Sumitomo Trust & Banking Co., Ltd.



Osamu Shoda**
Representative Director Chairman of the Board, Nisshin Seifun Group Inc.

Corporate Auditors

*** Outside Corporate Auditor

Shoichi Otake
Full-time Corporate Auditor

Takashi Matsuzaka
Full-time Corporate Auditor

Tadashi Oe***
Corporate Auditor, Attorney at Law

Yutaka Yogo***
Corporate Auditor, Certified Public Accountant

Executive Officers

Yoshitaka Nakatani
Vice President, Global Production & Engineering (Beauty Care and Human Health Care SCM)

Hisao Mitsui
Vice President, Global Production & Engineering (Fabric & Home Care and Chemical SCM)

Shigeru Koshiba
President, Global Fabric & Home Care Business

Shoji Kobayashi
Vice President, Global Chemical Business

Takuji Yasukawa
President, Global Food & Beverage

Yasushi Aoki
Vice President, Global Human Capital Development

Masumi Natsusaka
President, Global Prestige Cosmetics & Global Premium Skin Care

William Gentner
President and Chief Executive Officer, Kao Brands Company

Katsuhiko Yoshida
President, Global Human Health Care Business

Naohisa Kure
Vice President, Global R&D (Beauty)

Mikio Nakano
Representative Director, Senior Executive Vice President, Kao Customer Marketing Co., Ltd. (Prestige Cosmetics)

Akira Yoshimatsu
Vice President, Global R&D (Fabric & Home Care and Chemical)

(As of June 27, 2008)



Review of Operations

Contents

Kao at a Glance (As of March 31, 2008)



17.0%
16.9%
23.5%
47.7%
20.8%
11.3%
48.3%
14.5%

Outer circle: Net Sales* **Inner circle:** Operating Income**

Consumer Products Business	Beauty Care Business Human Health Care Business Fabric and Home Care Business
Chemical Business	Chemical Business
Former Business Segments	Consumer Products Prestige Cosmetics Chemical Products

Net Sales* (Years ended March 31)
(Billions of yen)



1,400
1,200
1,000
800
600
400
200
0
902.6
154.5
77.6
670.4
936.9
168.6
78.3
690.0
971.2
181.9
85.2
704.0
1,231.8
194.4
269.5
183.6
584.3
1,318.5
224.6
274.7
191.3
627.9
2004
2005
2006
2007
2008

Operating Income** (Years ended March 31)
(Billions of yen)



140
120
100
80
60
40
20
0
119.6
19.9
7.4
92.2
121.0
20.7
7.7
92.6
119.9
22.0
5.2
92.7
120.6
21.2
57.8
11.8
29.8
116.2
19.7
56.1
13.2
27.3
2004
2005
2006
2007
2008

Note: Kao reorganized its operations effective April 2007 by integrating the former consumer products business and prestige cosmetics business into the Consumer Products Business, which is divided into three businesses (the Beauty Care Business, the Human Health Care Business and the Fabric and Home Care Business). Together with the Chemical Business, Kao's business operations now consist of four business segments. Figures for 2007 have been restated to reflect the change.

* Net sales to outside customers only.

** Operating income excludes eliminations.

Consumer Products Business



Beauty Care Business

Kao's goal in Beauty Care is to generate significant value for those who wish to bring out their own beauty by providing distinctive products that deliver differentiated functions developed using Kao's technology.



Human Health Care Business

In Human Health Care, we provide comprehensive solutions and services for daily health care to help consumers live healthier and more comfortable lives. We are also extending our knowledge of health care acquired in Japan to foreign markets.



Fabric and Home Care Business

The goal of the Fabric and Home Care Business is to make household chores such as cleaning and laundry easier and to provide pleasure and joy through products that suit the lifestyles of consumers in Asia and other countries.

Chemical Business



Chemical Business

We strive to develop and market unique and remarkable products that earn the trust of customers and meet their expectations by deepening and extending our core technologies in developing materials. Synergy between the Chemical and Consumer Products businesses is critical to uncovering customer needs and developing new product ideas.

Major Products

Prestige cosmetics

Premium skin care products

Premium hair care products

Prestige cosmetics



Premium skin care products



Food and beverage products

Sanitary products

Personal health products

Food and beverage products



Sanitary products



Fabric care products

Home care products

Fabric care products



Home care products



Oleo chemicals

Performance chemicals

Specialty chemicals


Oleo chemicals
Performance chemicals


ビオレu

Premium hair care products


GUHL
blonde


Merries
リリーフ

Personal health products


バブ


マジックリン



Specialty chemicals


KAO

Fiscal 2007 Results and Overview

Counseling cosmetics, self-selection cosmetics

Soaps, facial cleansers, body cleansers

Shampoos, conditioners, hair care products, hair coloring agents

- Net sales increased 7.5 percent to ¥627.9 billion; sales in Japan increased 7.8 percent to ¥448.7 billion.
- New prestige cosmetics launches *DEW SUPERIOR, COFFRET D'OR* and *SOFINA beauté* each got off to a strong start.
- Sales of premium hair care products grew with the launch of the new *Segreta* brand and a renewal of *Asience*.
- Sales in Asia were strong. In prestige cosmetics, Kao aggressively expanded business in the department store and high-end drugstore channels in China.
- Sales in North America and Europe were essentially unchanged.
- The *John Frieda* premium hair care brand launched new and improved products, and growth was steady in Europe, but difficult in the U.S.

Cooking oils, beverages

Sanitary napkins, diapers

Bath additives, oral care products, men's skin care and hair care products

- Net sales increased 4.2 percent to ¥191.3 billion; sales in Japan increased 2.6 percent to ¥174.5 billion.
- In food and beverage products, sales decreased, due in part to diversifying consumer preferences. Kao attracted new customers by extending the *Healthya* lineup with *Healthya Green Tea Mellow Flavor*.
- Sales of baby diapers increased with continued consumer support due to marketing activities based on the products' increased gentleness on the skin.
- In Asia, overall sales expanded as *Laurier* sanitary napkins sold strongly in Thailand, Malaysia, China and other countries.

Laundry detergents, fabric treatments

Kitchen cleaning products, house cleaning products, paper products for cleaning, professional-use products

- Net sales increased 1.9 percent to ¥274.7 billion; sales in Japan were essentially unchanged at ¥245.3 billion.
- In the laundry detergent category, sales were flat as market competition remained severe and the gift market substantially contracted.
- Sales of home care products increased, with high-value-added product line extensions such as *CuCute Power Gel* dishwasher detergent and *Resesh Antiseptic EX* fabric freshener.
- Sales in Asia and Oceania increased. In China, Kao launched *Attack Softener-in* in regions where it has been selling *Attack* and began sales of the *Attack* series in northern China, including Beijing.

Fatty alcohols, fatty amines, fatty acids, glycerin, commercial-use edible fats and oils

Surfactants, plastics additives, superplasticizers for concrete admixtures

Toner and toner binder for copiers and printers, ink colorants for inkjet printers, fragrances and aroma chemicals

- Net sales increased 15.7 percent to ¥258.7 billion; sales in Japan increased 10.6 percent to ¥129.4 billion.
- In oleo chemicals, fatty alcohols and tertiary amines posted strong sales.
- In performance chemicals, sales of plastics additives increased.
- In specialty chemicals, sales of polishing agents for hard disks and ink colorants for inkjet printers increased.
- In Asia, sales increased 34.7 percent to ¥75.2 billion.
- In North America and Europe, sales increased 19.2 percent to ¥98.8 billion. Fatty alcohols, tertiary amines and toner and toner binder for copiers and printers performed well.

Consumer Products Business

Sales increased 5.4 percent compared with the previous fiscal year to ¥1,093.9 billion.

In the Japanese market, consumer purchase prices for major products in this business increased compared with the previous fiscal year with the launch of higher-priced products. Under these conditions, the Kao Group launched new, high-value-added products and extended the product lines of its brands in response to changes in market needs, increased its ability to make comprehensive proposals to retailers by merging its sales companies for consumer products and for Kao Sofina prestige cosmetics, and strengthened its sales system in ways such as building a new business model for in-store merchandising. As a result, sales in Japan increased 4.5 percent to ¥868.4 billion.

In Asia and Oceania, sales increased 18.5 percent to ¥85.4 billion, as the Kao Group realized the benefits of integrating business operations in Asia, including Japan, in the contribution of new products and the strengthening of joint initiatives with retailers. Excluding the effect of currency translation, sales in Asia and Oceania would have increased 11.3 percent.

In North America and Europe, despite greater competition, sales increased 5.0 percent to ¥156.2 billion. Excluding the effect of currency translation, sales in North America and Europe would have increased 0.2 percent.

Operating income was ¥96.5 billion, down ¥3.0 billion from the previous fiscal year. Profits were strongly affected by rising prices for raw materials, mainly natural oils and fats and petrochemicals, although new products contributed to sales growth in Japan and overseas, and the Kao Group continued its cost reduction activities and other initiatives.



Net Sales
(Billions of yen)
Operating Income
(Billions of yen)
Fabric and Home Care Business
Human Health Care Business
Beauty Care Business
1,037.4
1,093.9
269.5
274.7
183.6
191.3
584.3
627.9
99.5
96.5
57.8
56.1
11.8
13.2
29.8
27.3
2007
2008
2007
2008

Note: Kao reorganized its operations effective April 2007 by integrating the former consumer products business and prestige cosmetics business into the Consumer Products Business, which is divided into three businesses (the Beauty Care Business, the Human Health Care Business and the Fabric and Home Care Business). Figures for 2007 have been restated to reflect the change.

Beauty Care Business

Overview

During fiscal 2007, net sales in the Beauty Care Business increased 7.5 percent compared with the previous fiscal year to ¥627.9 billion. As a result of a decrease in sales of Sofina and strategic investments for future growth, operating income decreased 8.6 percent compared with the previous fiscal year to ¥27.3 billion. The Beauty Care Business, including Kanebo Cosmetics, continued to raise the level of activities to promote synergy, and worked toward profitable growth over the medium and long term by investing to add high value to each brand, increase scale and globalize.

Overall, the prestige cosmetics market in Japan was basically unchanged year-on-year during fiscal 2007. Growth was stable in the high-priced market segment, centered on department stores, and the low-priced segment, primarily self-selection products. On the other hand, the mid-priced segment (¥2,000 to ¥5,000) continued to contract.

In the premium skin care market, extreme summer heat drove substantial growth in the market for UV care products and antiperspirants. Use of makeup remover also expanded. As a result, the market increased a solid 6 percent. Companies in the premium hair care market launched large-scale new products and improved products, which revitalized the shampoo and conditioner market and resulted in steady market growth of 4 percent.

Kao's sales in Japan increased 7.8 percent year-on-year to ¥448.7 billion. Kanebo Cosmetics covers every price segment of the prestige cosmetics market and performed well in both the department store and self-selection channels. In addition, Kanebo Cosmetics launched mega brands *DEW SUPERIOR* and *COFFRET D'OR*, generating steady


Kanebo
美肌を超えて、美貌まで。
ハリと弾力。その印象は、フォルムまで。
デュウ スペリア誕生。
D E W

New Kanebo Cosmetics skin care brand *DEW SUPERIOR*

growth in an essentially flat market. Sofina is based in the mid-priced segment and its sales decreased because of the impact of contraction in that market. However, sales of *FINE-FIT* increased, and *SOFINA beauté*, a new skin care brand, got off to a strong start.

Premium skin care products *Bioré* and *Bioré U* performed extremely well. The number of loyal users of the *Curél* brand for sensitive skin expanded steadily. The addition of the new *Segreta* brand to the premium hair care product portfolio strengthened Kao's top position in the shampoo and conditioner market. New product proposals including *Liese* and other hair styling products as well as hair coloring products generated strong growth, particularly those for young women.

Kanebo Cosmetics brands have become the core of Kao's prestige cosmetics lineup in Asia, and Kao is emphasizing expansion in China. Kao achieved double-digit growth in sales of the *Bioré* premium skin care brand by conducting detailed marketing linked to particular needs in each region, and operating income increased substantially. The Kao Group initiated a groupwide program to integrate business operations in Asia including Japan in 2006, and it is making a strong contribution to performance. We are promoting the premium hair care product *Asience* under a unified brand strategy including Japan.

In North America and Europe, sales of Kanebo Cosmetics' prestige cosmetics and Molton Brown's brands continued to grow strongly. However, sales of premium brands at Kao Brands Company, such as *John Frieda* and *Jergens*, were sluggish because of intense competition from similar products. In the salon business, sales did not increase despite the efforts of KPSS - Kao Professional Salon Services to strengthen its brands with an emphasis on hair coloring products.


大人の艶

Segreta premium hair care brand for the beauty of adult women


あなたの肌はもっときれいになる

SOFINA beauté has been developed as a new core Kao Sofina skin care brand.

Key Initiatives and Results in Fiscal 2007

Japan and Asia

Prestige Cosmetics

Department store sales of core Kanebo Cosmetics counseling brands *LUNASOL* and *Impress* increased, and sales of the self-selection brands *EVITA* and *KATE* continued the strong growth of the previous fiscal year. Kanebo Cosmetics is currently focusing on the creation of strong brands that are highly marketable. It launched its first such brand, *DEW SUPERIOR* skin care, in October 2007, and its second, the *COFFRET D'OR* point makeup brand, in December 2007. Both sold well. Interest in these high-value-added brands is strong throughout their distribution channels, and effective use of mass media is expanding awareness and understanding of the high value of Kanebo brands among consumers. In addition, sales divisions have effectively and assiduously followed up with retail outlets. Kanebo Cosmetics has been working to strengthen beauty counselor training in Japan and overseas by creating a training structure for customer service that goes beyond merely providing information to include counseling, which we refer to as *omotenashi*.


ハリ、明るさ、透明感。
ほしいもの、ぜんぶ。
GRACE
SOFINA
MEDICATED

GRACE SOFINA has enjoyed strong performance following renewal of its brand image.

Sales of Sofina slipped due to the impact of the contraction of the mid-priced market segment. However, *FINE-FIT* increased its share of every demographic segment, particularly women in their 30s. Moreover, Kao launched *SOFINA beauté* in January 2008 to strengthen the *Sofina* brand. This new aging care brand for women in their 30s and 40s has gotten off to a strong start as a core *Sofina* brand. The *GRACE SOFINA* brand for women over 50 has received stronger support than in the past after its improvement in March 2008. *est* is the Kao Sofina brand for department stores. Against the backdrop of a firm department store market, sales of *est* grew strongly as it evolved into a total beauty care brand with the November 2007 addition of point makeup products and further steady expansion of user segments.

Expansion in the Chinese market is critical to the Asian prestige cosmetics business, and Kanebo Cosmetics initiated investment in earnest in 2007. Sales development at department stores centered on the *LUNASOL* and *Impress* brands, and also included the development of the *freeplus* brand sold in upscale drugstores. Sales of each brand were strong. Sales of Kao Sofina also increased substantially, particularly in Shanghai.


夕方差がつく−5才肌
FINE-FIT

FINE-FIT takes five years off skin's appearance.

Premium Skin Care Products

The *Bioré* brand ranges from facial cleansers to makeup removers and encompasses a full line of products including lotions and packs. It has the top share of Japan's facial cleanser market and has strengthened its leading share of the makeup remover market with new products including *Melting, Liquid Makeup Remover.* Kao also launched *Bioré Deep Moisturizing Cotton Lotion* in January 2008. This novel product proposal created a new lotion market and has performed well. *Bioré U* body cleanser sold strongly and increased market share, supported by continuous product proposals and the hot weather of summer 2007. In addition, Kao added to its lineup of hand soaps and bath additives by launching body care products during fiscal 2007, which synergistically enhanced awareness of *Bioré U* as a total body care brand.

Kao has extended the *Curél* brand for sensitive skin into hair care products. Initiatives including enhanced distribution of information at retail outlets resulted in further expansion in both loyal and new users.

Premium skin care products generated substantial growth in Asia despite fierce competition. Key factors included category expansion through the launch of UV care products, makeup removers and *Bioré Shower Cream* body cleanser in the core *Bioré* brand.


Curél
Curél

Sales of a new hair care product expanded the *Curél* sensitive skin care brand.

Premium Hair Care Products

In the shampoo and conditioner market, in April 2007 Kao launched a new aging care brand, *Segreta*, as a fourth major brand that strengthens its existing core *Asience*, *Essential* and *Merit* brands. As a result, Kao further increased its leading market share despite intense competition. In addition, *Essential* hair treatment, *Segreta* hair esthetic treatment and other products received strong consumer support, which made a strong contribution to enhancing brand value.

Kao created a new hair styling market in spring 2007 with the launch of *Yuzusui* fine mist styling spray for chignon hairstyles under the *Liese* brand, and added products such as *Hair Cocktail*, a two-layer hair oil shaken before use, which was launched in February 2008. As a result, Kao further strengthened its support among young consumers. *Cape* hairspray, which has a strong market presence, and the October 2007 launch of *Air Arrange*, a light styling product for feathery hairstyles, enhanced Kao's share among younger generations.

In the hair coloring market, *Prettia* hair lightener for black hair is the first foam product in the industry. Its proposal of simplicity and excellent results resonated particularly well among young women and contributed strongly to expanding the market.

In Asia, *Asience*, which had been introduced in Taiwan and Hong Kong in 2005, performed strongly following launches in Singapore in July 2006, and in Shanghai and Bangkok in March 2008. We have also launched *Asience Moisture Balance* in those initial markets of Taiwan and Hong Kong, and sales have been robust.



Kanebo Cosmetics' *freeplus* brand is sold in upscale drugstores in China.



Two-layer hair oil *Liese Hair Cocktail* has enjoyed strong sales.

North America and Europe

In prestige cosmetics, Kanebo Cosmetics executed a total renewal of the *SENSAI* super prestige skin care brand, its core skin care line, which further expanded support among high-class cosmetics users in North America and Europe for continued year-on-year growth. Modern British luxury lifestyle brand *Molton Brown* also performed well, primarily in the U.K. market. Further expansion of overseas sales channels resulted in continued strong growth.

Kao Brands Company offers premium brands in North America and Europe. The premium skin care brands *Curél* and *Bioré* performed well, but *Jergens natural glow* was beset by competition from similar products and seasonal factors, and sales trended downward despite the launch of new products with added value. Core premium hair care brand *John Frieda* also met with intense competition, particularly in the U.S. market. Despite initiatives to enhance its brand strength, sales were sluggish. In September 2007, Kao executed a total renewal of the *Guhl* brand sold in Europe with the objective of attracting new users, particularly in younger demographics. Sales have expanded steadily.



KPSS - Kao Professional Salon Services has accumulated a wealth of hair coloring and styling know-how.

Sales at KPSS - Kao Professional Salon Services GmbH (KPSS), which serves the hair salon market, trended downward. The company worked to strengthen the *Goldwell* brand with emphasis on hair coloring products, launching *Goldwell Color Glow IQ*, a product for colored hair, in European markets in September 2007. Furthermore, it moved to strengthen U.S. sales channels from July 2007, and is working to raise the efficiency of sales activities and expand penetration.

	Kao Brands Company	KPSS—Kao Professional Salon Services
Premium Skin Care Products	Jergens. Curél. Bioré. ban	
Premium Hair Care Products	JOHN FRIEDA. COLLECTION LONDON PARIS NEW YORK GUHL	GOLDWELL CLOSER TO STYLISTS CLOSER TO HAIR. kms california

Issues for Fiscal 2008 and Beyond

Japan and Asia

Prestige Cosmetics

Kanebo Cosmetics will further enhance the value and scale of each of its brands while using the technological strengths of the Kao Group to concentrate on creating new value through new product development. The March 2008 launch of *CHICCA* in Tokyo and Osaka aims to create a new market with the first point makeup for women in their fifties and sixties. In China, Kanebo Cosmetics continues to work aggressively to expand its business under a strategy that emphasizes growth in sales per store.

Kao Sofina is working to further enhance the scale and value of the *Sofina* brand, encompassing the core *SOFINA beauté*, *GRACE SOFINA* and other foundation products. For *est*, which has built a foundation as a comprehensive beauty care brand with the expansion of its makeup line, Kao Sofina will further enhance its high-value-added proposals to department store customers.

For sales in Japan, Kao Customer Marketing and Kao Merchandising Services will strengthen cooperation and work together with Kanebo Cosmetics to promote further improvements in their comprehensive distribution proposal and point-of-sale capabilities.



Staff promoting the *Asience* concept in-store (Shanghai, China)


Kanebo
CHICCA

Kanebo Cosmetics' new prestige brand *CHICCA*


GUHL

Improved European premium hair care brand *Guhl*

Premium Skin Care Products

Kao will continue to concentrate on developing high-value-added products for the *Bioré* and *Bioré U* brands. *Bioré* will strengthen makeup removers and UV care products, and expand its share of the male market with *Men's Bioré*. Moreover, additional line extensions will strengthen *Bioré U* into a total body care brand. Kao is also energetically executing its *Curél* strategy in the sensitive skin care market.

In Asia, Kao continues to concentrate on *Bioré*, and expanded this category with the addition of a body cleanser. Investment in efficient marketing that precisely meets the needs of each area will help to further strengthen Kao's Asian business.

Premium Hair Care Products

Competition is intensifying in the market for shampoos and conditioners, in which Kao is executing a potent four-brand strategy for *Asience, Essential, Merit* and *Segreta*. In the hair styling market, Kao will continue to make fresh proposals for *Liese* and *Cape*.

In Asia, Kao is working to further enhance its strengths with the aim of energizing Asian premium hair care markets. In particular, we are focusing on urban areas in marketing to position *Asience* as a pan-Asian brand.

North America and Europe

Kao will further cultivate prestige cosmetics, with *SENSAI* from Kanebo Cosmetics and *Molton Brown* as its core brands for upscale consumers.

To accelerate growth for premium skin care products, innovative launches for the *Jergens, Bioré* and *Curél* brands will aim to achieve further differentiation and enhance brand strength.

For its technology-driven premium hair care products, Kao Brands Company will concentrate on developing high-value-added products for the *John Frieda* brand and enhancing brand strength.

In the beauty salon business, KPSS will develop hair care products for the core *Goldwell* brand that continue to apply its strengths in the hair color category. While enhancing the sales organization in each country, KPSS will work to further strengthen its business.


est

The *est* brand, sold exclusively in department stores, added to and further enhanced the makeup lineup.



Modern British luxury lifestyle brand *Molton Brown*

Human Health Care Business

Overview

Net sales increased 4.2 percent year-on-year to ¥191.3 billion, and operating income increased 11.4 percent to ¥13.2 billion. In Japan, rising prices for oil and pulp, which are major raw materials, directly impacted food and beverage products such as *Econa* healthy cooking oils and sanitary products such as disposable diapers. However, their performance was solid, with continued share growth for *Merries* baby diapers and strong sales of *Medicated Pyuora* oral care products and *Bub* bath additives. In Asia, Kao achieved strong sales growth on good results for *Laurier* sanitary napkins in Thailand, China, Malaysia and other countries.

Key Initiatives and Results in Fiscal 2007

In the food and beverage products business, the *Healthya* functional beverage brand sought new customers with the launch of the new *Healthya Water Muscat Flavor* variant and *Healthya Green Tea Mellow Flavor*, which is less bitter than original *Healthya Green Tea*. However, sales decreased due to intensified beverage market competition. Greater differentiation of *Econa* healthy cooking oils, which prevent fat buildup and lower cholesterol, strengthened the brand.

The sanitary products business performed well in Japan, gaining consumer support for baby diaper brand *Merries* with marketing emphasizing the product's gentleness on the skin. Kao achieved strong sales growth in Asia as a result of detailed regional analysis of sanitary products, thorough marketing by product type, including slim and night-use variants of *Laurier*, and new product releases that met regional consumer preferences.

In the personal health products business, strong consumer support led to significant sales growth for *Medicated Pyuora* in its second year of sales under the "cleaning the oral environment" concept. The February 2008 launch of a cassis and mint-flavored product targets younger consumers than the traditional core of adult customers. The *Check* lineup of ultra-compact and tapered slim toothbrushes for women also performed well.

Men's brand *Success* achieved double-digit growth on substantially higher sales of shampoo, scalp cleansing brushes and hair tonic that promote "health care for the scalp." In February 2008, Kao further strengthened the *Success* brand with *Medicated Vital Charge*, which protects against hair loss and thinning.

In bath additives, the October 2007 launch of carbonated *Bub Rich* contributed to the success of the *Bub* lineup. *Bub* sales reflected support for Kao's more effective products for relieving stress.

A successful marketing strategy and substantial mass media coverage gained numerous trial customers for the newly launched *Megurism Steam Eye Mask*.

Merries has grown to be Japan's top disposable baby diaper brand.


Merries

Issues for Fiscal 2008 and Beyond

Mandatory special health examinations and specified health guidance began in April 2008 in Japan for those aged 40 to 74. Consequently, the food and beverage business will leverage this opportunity by positioning *Econa* and *Healthya* as recommended products for people with metabolic syndrome. Improvements to *Healthya Water* and the limited-time offering of an acerola-flavored product will aim to strengthen the brand and expand its share.

In the sanitary products business in Japan, Kao will improve *Merries* by launching a renewed product that uses mesh to triple breathability. Promoting high added value will mitigate the impact of rising raw material prices. In Asia, Kao will continue country-by-country analysis of sanitary napkin types and introduce new products that fit market needs in order to increase the *Laurier* brand's penetration.

In the personal health products business, Kao will promote market expansion by working to make *Megurism Steam Eye Mask* a year-round product. Efforts to expand family use of *Clear Clean* toothpaste will emphasize its microparticles that break down in the spaces between teeth for deep cleaning. Kao will also further promote scalp care with *Success* to establish it as the top men's hair care brand.



***Megurism Steam Eye Mask* has created a new custom.**

Fabric and Home Care Business

Overview

As the Kao Group's revenue base, the Fabric and Home Care Business aims to increase sales and income by 1) developing and launching high-value-added products, 2) establishing mega brands and effectively deploying marketing expenditures, and 3) further promoting Total Cost Reduction (TCR) activities. As a result of these efforts, net sales increased 1.9 percent year-on-year to ¥274.7 billion, but rising raw material prices resulted in a 3.0 percent decrease in operating income to ¥56.1 billion.


Attack
Easy
Announcement of the launch of *Attack Easy* laundry detergent in Indonesia

Key Initiatives and Results in Fiscal 2007

Japan

The market for fabric and home care products returned to gradual growth, with a general turnaround from declining consumer purchase prices. However, prices in some categories continued to fall, and competition remained intense. In addition to changes in demographics, distribution and other aspects of the operating environment, rising prices for goods directly affecting consumer lifestyles are causing pronounced shifts in attitudes and practices related to shopping and housework. Under these circumstances, Kao gained widespread consumer support and made solid progress in strengthening its brands by developing new high-value-added products that respond to consumers' changing attitudes and household realities, thus invigorating the market.

Laundry detergent launches included *Style Fit*, a joint development of *Attack* and *Humming* for the growing number of busy people who do their laundry at night and dry it indoors. *Attack Biogel* liquid detergent, developed for use in increasingly popular water-saving washing machines, performed well following its January 2008 launch. However, intense market competition continued, and laundry detergent sales were essentially unchanged year-on-year. In fabric softeners, the introduction of *Humming Flair Flower Blossom Essence* and *Humming Flair Shining Essence* increased sales and stimulated the market by meeting diversifying consumer needs.


Attack Biogel liquid detergent stimulated the market.

In the dishwashing detergent category of home care products, the launch of *CuCute Power Gel* for dishwashers expanded the market and increased Kao's share. In fabric fresheners, Kao launched *Resesh Antiseptic EX* with enhanced antibacterial properties in response to growing consumer consciousness of sanitation and antibacterial cleaning. The product gained the support of consumers and sold strongly.

Asia

The key to business growth in Asia is product development and marketing that anticipate the rapid shifts in consumer values, attitudes and practices with regard to housework resulting from changes in housing conditions, the standard of living and lifestyle diversity occurring in tandem with economic development. Under these circumstances, Kao is realizing the benefits of integrating business operations in Asia, including Japan. *Attack Easy* laundry detergent for hand washing, launched in Thailand in 2006, recorded its second consecutive year of double-digit sales growth. *Attack Easy* also made a strong start in Indonesia since its launch there in December 2007. Moreover, Kao strengthened the *Attack* brand with the launch in Thailand and China of a new product with a fabric softening effect.


CuCute Power Gel for dishwashers increased Kao's market share.

Issues for Fiscal 2008 and Beyond

In Japan, Kao will work to accurately understand changing consumer needs in order to develop high-value products that offer cleanliness, comfort and enjoyment in a variety of lifestyle situations. In Asia, Kao will continue to emphasize scaling up sales of the *Attack* laundry detergent brand. Meanwhile, TCR activities and more effective deployment of marketing expenditures will help to mitigate the impact of rising raw material prices and strengthen profitability.

Chemical Business



258.7
223.6
21.2
19.7
2007
2008
2007
2008

Note: Net sales include intersegment sales.

Chemical Business sales increased 15.7 percent compared with the previous fiscal year to ¥258.7 billion. Operating income decreased 7.1 percent to ¥19.7 billion.

Protracted high prices for natural oils and fats and petrochemical raw materials had a substantial impact on corporate earnings, and inventory adjustments in information technology industries affected sales of some specialty chemicals. Under these circumstances, the Chemical Business continued to strengthen its global management system for its three business areas of oleo chemicals, performance chemicals and specialty chemicals to stably and efficiently supply high-quality products. As a result, sales were firm. However, despite efforts to adjust selling prices and reduce costs, operating income fell year-on-year due to rising raw material prices.

Key Initiatives and Results in Fiscal 2007

In the oleo chemicals business, fatty alcohol sales increased with expansion of manufacturing facilities in the Philippines to meet higher demand. Sales of tertiary amines remained strong in North America and Europe.

In the performance chemicals business, sales of plastics additives and superplasticizers for concrete admixtures increased.

In the specialty chemicals business, sales were firm for toner and toner binder for copiers and printers. While sales of polishing agents for hard disks and ink colorants for inkjet printers grew, sales of cleaners for electronic parts were sluggish due to inventory adjustments in the relevant industries and the market entry of a new competitor.

Kao adjusted prices for products including fatty alcohols and performance chemicals in response to raw material price increases.

Issues for Fiscal 2008 and Beyond

Kao will work to achieve high product performance and low-cost operation by further promoting global integration of research, production and marketing.

For performance chemicals, Kao will review existing businesses and products and concentrate its efforts on high-value-added and highly competitive areas and offerings. In specialty chemicals, Kao will strive to further develop proprietary core technologies to deliver high-quality, high-performance products in response to the fast-paced operations of customers.

Also, as an important part of its mission the business will work to create synergies with the Consumer Products Business including technologies to promote the stable supply of high-quality basic materials and product development.

Toner and toner binder for copiers and printers enjoyed strong sales.





Kao expanded fatty alcohol manufacturing facilities in the Philippines.



Kao
Kao
Kao

Sales of highly evaluated polishing agents for hard disks continued to grow.



Financial Section

Contents

Management's Discussion and Analysis

11-Year Summary

Kao Corporation and Consolidated Subsidiaries

	Millions of yen			
Years ended March 31	2008	2007	2006	2005
For the year:				
Net sales	¥1,318,514	¥1,231,808	¥ 971,230	¥936,851
New Business Segments				
Beauty Care Business	627,914	584,284	—	—
Human Health Care Business	191,300	183,608	—	—
Fabric and Home Care Business	274,657	269,519	—	—
Consumer Products Business	1,093,871	1,037,411	—	—
Chemical Business	258,674	223,609	—	—
Eliminations/Corporate	(34,031)	(29,212)	—	—
Former Business Segments				
Consumer Products	—	744,748	704,034	690,007
Prestige Cosmetics	—	292,663	85,247	78,294
Chemical Products	—	223,609	208,890	196,989
Eliminations/Corporate	—	(29,212)	(26,941)	(28,439)
Geographic Segments				
Japan	968,594	924,196	708,056	703,085
Asia and Oceania	158,295	125,989	110,898	100,282
North America and Europe	—	—	—	—
North America	111,017	106,731	95,168	83,638
Europe	154,648	135,918	109,486	93,804
Eliminations	(74,040)	(61,026)	(52,378)	(43,958)
Operating income	116,253	120,858	120,135	121,379
Net income	66,562	70,528	71,140	72,180
Capital expenditures	49,045	70,143	203,595	54,318
Depreciation and amortization	93,444	92,171	60,758	56,794
Cash flows	131,114	134,906	107,943	109,704
Research and development expenditures	45,070	44,389	40,262	39,764
(% of Sales)	3.4%	3.6%	4.1%	4.2%
Advertising expenditures	99,176	96,892	83,770	84,157
(% of Sales)	7.5%	7.9%	8.6%	9.0%
At year-end:				
Total assets	1,232,601	1,247,797	1,220,564	688,974
Net worth	574,038	564,532	509,676	448,249
Number of employees	32,900	32,175	29,908	19,143
	Yen			
Per share:				
Net income	¥ 122.53	¥ 129.41	¥ 130.58	¥ 131.16
Cash dividends	54.00	52.00	50.00	38.00
Net worth	1,070.67	1,035.66	935.11	821.47
Weighted average number of shares outstanding during the period (in thousands)	543,228	544,996	544,127	549,626
	%			
Key financial ratios:				
Return on sales	5.0%	5.7%	7.3%	7.7%
Return on equity	11.7	13.1	14.9	16.5
Net worth ratio	46.6	45.2	41.8	65.1

Notes: 1. Kao reorganized its operations effective April 2007 by integrating the former consumer products business and prestige cosmetics business into the Consumer Products Business, which is divided into three businesses (the Beauty Care Business, the Human Health Care Business and the Fabric and Home Care Business). Together with the Chemical Business, Kao's business operations now consist of four business segments. Figures for 2007 have been restated to reflect the change.

2. Net sales by business segment include intersegment sales starting from the year ended March 31, 2000. Under the former business segments, net sales of Chemical Products include intersegment sales to Consumer Products and Prestige Cosmetics. Under the new business segments, net sales of the Chemical Business include intersegment sales to the Beauty Care Business, the Human Health Care Business and the Fabric and Home Care Business.

3. Prestige Cosmetics results for 1998 are consolidated under Consumer Products.

4. Kanebo Cosmetics Inc. and its consolidated subsidiaries are included in the consolidated statements of income from the year ended March 31, 2007, and in the consolidated balance sheets as of March 31, 2008, 2007 and 2006. The results of Kanebo Cosmetics Inc., which has a fiscal year ending December 31, are included for the eleven months starting in February 2006, after the company was added to the Kao Group.

2004	2003	2002	2001	2000	1999	1998
¥902,628	¥865,247	¥839,026	¥821,629	¥846,922	¥924,596	¥907,249
—	—	—	—	—	—	—
—	—	—	—	—	—	—
—	—	—	—	—	—	—
—	—	—	—	—	—	—
—	—	—	—	—	—	—
—	—	—	—	—	—	—
670,438	646,413	626,047	607,826	632,423	656,197	696,800
77,648	75,833	74,176	72,579	70,890	74,450	—
181,621	170,935	162,802	167,893	172,401	193,949	210,449
(27,079)	(27,934)	(23,999)	(26,669)	(28,792)	—	—
673,657	654,595	648,188	655,470	673,456	672,123	674,640
101,452	101,555	93,499	84,137	86,176	104,694	101,726
—	—	—	105,287	111,043	178,933	162,092
79,907	75,796	70,274	—	—	—	—
84,899	67,845	57,625	—	—	—	—
(37,287)	(34,544)	(30,560)	(23,265)	(23,753)	(31,154)	(31,209)
119,706	114,915	111,728	107,099	99,182	91,664	72,868
65,359	62,462	60,275	59,427	52,147	34,714	24,495
51,823	84,544	49,537	60,741	37,564	69,016	59,012
58,166	58,310	58,484	58,856	67,270	71,202	81,405
106,430	104,436	103,657	104,702	108,158	96,310	97,046
38,506	37,713	37,543	37,049	38,062	36,062	37,843
4.3%	4.4%	4.5%	4.5%	4.5%	3.9%	4.2%
82,773	74,277	66,069	65,758	64,354	71,752	65,404
9.2%	8.6%	7.9%	8.0%	7.6%	7.8%	7.2%
723,891	720,849	772,145	783,760	750,016	751,725	778,762
427,757	417,031	459,731	462,988	474,979	451,777	424,430
19,330	19,807	19,923	19,068	16,088	—	—
¥ 119.06	¥ 108.05	¥ 100.43	¥ 96.69	¥ 83.45	¥ 55.98	¥ 40.10
32.00	30.00	26.00	24.00	20.00	16.00	15.00
782.14	744.56	779.44	760.05	765.59	727.01	684.90
547,865	576,770	600,150	614,608	624,917	620,171	610,857
7.2%	7.2%	7.2%	7.2%	6.2%	3.8%	2.7%
15.5	14.2	13.1	12.7	11.3	7.9	6.1
59.1	57.9	59.5	59.1	63.3	60.1	54.5

5. Net sales by geographic segment include intersegment sales. Net sales in North America and Europe are presented separately from 2002.
6. Cash flows are defined as net income plus depreciation and amortization minus cash dividends.
7. Net income per share is computed based on the weighted average number of shares outstanding during the respective years. From the year ended March 31, 2003, the portion of net income unavailable to common shareholders, such as directors' bonuses, which is included in the appropriation of retained earnings, is deducted from net income for the calculation of net income per share. The same method is applied to the calculation of net worth per share.
8. Cash dividends per share are the amounts applicable to the respective years, including dividends to be paid after the end of the year.
9. Net worth is computed by subtracting minority interests and stock acquisition rights from equity.
10. For the purpose of comparison, in calculating return on equity for the years ended March 31, 2008 and 2007, equity does not include minority interests and stock acquisition rights.

Overview of Consolidated Results

During the fiscal year ended March 31, 2008, the recovery of the Japanese economy stalled. The moderate recovery in progress at the start of the period, with improved corporate earnings and growth in exports amid flat overall consumer spending, was impacted by further price increases for crude oil and raw materials and the strengthening of the yen against the dollar by the end of the fiscal year. Overseas, although the risk of slowdown caused by the U.S. subprime mortgage crisis increased, economies were firm in China and other Asian countries.

In the market for the Consumer Products Business, consumer purchase prices shifted upward in Japan, while markets in other parts of Asia expanded, although competition continued to intensify. The market for the Chemical Business was impacted by factors including high prices for natural oils and fats, petrochemicals and other raw materials.

Under these market conditions, the Kao Group reviewed its framework for conducting its operations and reorganized into four new business units in April 2007. In addition, Kao Cosmetics Sales Co., Ltd. was merged into Kao Hanbai Co., Ltd. to establish Kao Customer Marketing Co., Ltd. These measures were aimed at speedily and forcefully implementing a consumer-driven growth strategy in response to three major shifts: changes in the fundamental structure of society, including the low birth rate and aging of society, later marriages and single-person households; changes in consumer attitudes toward product selection and purchasing; and associated changes in retailing.

As a result, the Kao Group will further enhance its product development capabilities, which are based on "*Yoki-Monozukuri*," concentrate its management resources for aggressive new product launches and marketing and sales activities to strengthen its core brands, and stimulate the market with high-value-added brands, with the aim of achieving profitable growth globally.

Analysis of Income Statements

Net Sales and Operating Income

Net sales rose ¥86.7 billion to ¥1,318.5 billion (US$13,160.1 million), a 7.0 percent increase compared with the previous fiscal year. Excluding the positive currency translation effect of ¥20.2 billion on overseas sales, net sales would have increased 5.4 percent.

Sales in Japan increased 4.8 percent. In the market for the Consumer Products Business, consumer purchase prices shifted upward. In response to the market change, Kao increased sales by launching new, high-value-added products and extending the product lines of its brands, by increasing its ability to make comprehensive proposals to retailers with the merger of its sales companies, and by raising the effectiveness of its in-store merchandising.

Chemical Business results were firm, with growth in sales of mainstay products.

Overseas sales increased 15.0 percent. Excluding the

**Net Sales/
Gross Profit Ratio**
(Billions of yen, %)


902.6
936.9
971.2
1,231.8
1,318.5
58.2
56.8
56.0
59.1
58.0
Net Sales
Gross Profit Ratio
2004
2005
2006
2007
2008

**Operating Income/
Operating Income Ratio**
(Billions of yen, %)


119.7
121.4
120.1
120.9
116.3
13.3
13.0
12.4
9.8
8.8
Operating Income
Operating Income Ratio
2004
2005
2006
2007
2008

effect of currency translation, overseas sales increased 8.5 percent. In the Consumer Products Business in Asia and Oceania, the Kao Group realized the benefits of integrating operations in Asia, including Japan, in the contribution of new products and the strengthening of joint initiatives with retailers, while sales in Europe remained steady. In addition, the Chemical Business recorded strong sales overseas.

Cost of sales increased from ¥503.3 billion in the previous fiscal year to ¥554.2 billion (US$5,531.0 million). The increase in cost of sales was due to growth in sales volume, in addition to factors including a substantial rise in prices for raw materials, mainly natural oils and fats and petrochemicals. However, the Kao Group promoted further cost reduction activities, and consequently gross profit was ¥764.4 billion (US$7,629.1 million), an increase of 4.9 percent, or ¥35.8 billion, from the previous fiscal year.

Selling, general and administrative (SG&A) expenses were ¥648.1 billion (US$6,468.8 million), a year-on-year increase of 6.7 percent, or ¥40.4 billion. The main factors in the increase were strategic investment in marketing, freight and warehouse expenses associated with higher sales volume and rising fuel costs, and the impact of the one month longer period of consolidation of Kanebo Cosmetics Inc. compared with the previous fiscal year.

As a result of the above factors, operating income was ¥116.3 billion (US$1,160.3 million), a decrease of 3.8 percent from ¥120.9 billion in the previous fiscal year.

Non-Operating Expenses and Net Income

Other expenses increased to ¥5.9 billion (US$58.4 million) from ¥3.7 billion for the previous fiscal year. The main factors in the change were an increase in interest expense on borrowings and bonds, and a shift to a foreign currency exchange loss from a gain in the previous fiscal year.

Consequently, income before income taxes and minority interests decreased 5.7 percent from the previous fiscal year to ¥110.4 billion (US$1,101.9 million). Total income taxes were ¥42.8 billion (US$426.9 million), compared with ¥45.1 billion in the previous fiscal year. The effective tax rate after application of tax effect accounting was 38.7 percent, compared with 38.5 percent in the previous fiscal year. Net income was ¥66.6 billion (US$664.4 million), a decrease of 5.6 percent from ¥70.5 billion in the previous fiscal year. Net income per share was ¥122.53 (US$1.22), a ¥6.88 decrease from ¥129.41 in the previous fiscal year due to the decrease in net income.

Net Income/ Return on Sales
(Billions of yen, %)



65.4
72.2
71.1
70.5
66.6
5.0
Net Income
Return on Sales
2004
2005
2006
2007
2008

Costs, Expenses and Income as Percentages of Net Sales

	2008		2007		2006
Cost of sales	42.0%		40.9%		44.0%
Gross profit	58.0	(-1.1)	59.1	(+3.1)	56.0
Selling, general and administrative expenses	49.2	(-0.1)	49.3	(+5.7)	43.6
Operating income	8.8	(-1.0)	9.8	(-2.6)	12.4
Income before income taxes and minority interests	8.4	(-1.1)	9.5	(-2.5)	12.0
Net income	5.0	(-0.7)	5.7	(-1.6)	7.3

Note: Figures in parentheses represent change in percentage points from the previous year.

Information by Business Segment

Formerly, the operations of the Kao Group were classified into three business segments: Consumer Products, Prestige Cosmetics and Chemical Products. As of April 1, 2007, Kao reorganized into four business segments: the Beauty Care Business, the Human Health Care Business, and the Fabric and Home Care Business, which together make up the Consumer Products Business, and the Chemical Business. This reorganization was conducted to speedily and forcefully implement a consumer-driven growth strategy in response to three major shifts: changes in the fundamental structure of society; changes in consumer attitudes toward product selection and purchasing; and associated changes in retailing. The reorganization and accompanying reclassification of businesses more accurately reflect the actual management of the Kao Group.

Consumer Products Business

Sales of the Consumer Products Business increased 5.4 percent compared with the previous fiscal year to ¥1,093.9 billion (US$10,918.0 million). Excluding the effect of currency translation, sales would have increased 4.3 percent. In Japan, the Kao Group responded to market changes by launching new, high-value-added products and extending the product lines of its brands, by increasing its ability to make comprehensive proposals to retailers with the merger of its sales companies for consumer products and for Kao Sofina prestige cosmetics, and by raising the effectiveness of its in-store merchandising. As a result, sales in Japan increased 4.5 percent to ¥868.4 billion (US$8,667.8 million).

In Asia and Oceania, sales increased 18.5 percent to ¥85.4 billion (US$852.0 million), as the Kao Group realized the benefits of integrating business operations in Asia, including Japan, in the contribution of new products and the strengthening of joint initiatives with retailers. Excluding the effect of currency translation, sales in Asia and Oceania would have increased 11.3 percent.

In North America and Europe, despite greater competition, sales increased 5.0 percent to ¥156.2 billion (US$1,559.2 million). Excluding the effect of currency translation, sales in North America and Europe would have increased 0.2 percent.

Despite the Kao Group's aggressive launches of new products, cost reductions and other initiatives in Japan and overseas, operating income was strongly affected by rising prices for raw materials, decreasing ¥3.0 billion from the previous fiscal year to ¥96.5 billion (US$963.2 million).

Consumer Products Business: Net Sales / Operating Income
(Billions of yen)



1,037.4
1,093.9
99.5
96.5
Net Sales
Operating Income
2007
2008
2007
2008

Beauty Care Business

Beauty Care Business sales increased 7.5 percent compared with the previous fiscal year to ¥627.9 billion (US$6,267.2 million). Although profits rose in tandem with the increase in sales volume, operating income decreased ¥2.6 billion year-on-year to ¥27.3 billion (US$272.3 million) as a result of a decrease in sales of Sofina and strategic investments for future growth.

Sales in Japan increased 7.8 percent compared with the previous fiscal year to ¥448.7 billion (US$4,478.2 million). In a flat market for prestige cosmetics, product launches included *SOFINA beauté*, as well as *DEW SUPERIOR* and *COFFRET D'OR* from Kanebo Cosmetics, each of which got off to a strong start. In addition, department store brand *est*, which added a makeup line, and the Kanebo Cosmetics brands *EVITA*, high-end prestige brand *Impress* for department stores and the *KATE* makeup series also performed well. In premium skin care products, the *Bioré* brand and the *Curél* brand for sensitive skin performed strongly with launches of new and improved products. Sales of premium hair care products grew with the launch of the new *Segreta* brand and a renewal of *Asience*.

Sales in Asia and Oceania were also strong. In

prestige cosmetics, the Kao Group aggressively expanded business in the department store and high-end drugstore channels in China. Moreover, in premium skin care products, sales of *Bioré* brand body cleanser expanded to other countries in the ASEAN region, and in premium hair care products, a new line was added to the *Asience* brand in Taiwan and Hong Kong.

Sales in North America and Europe were essentially unchanged from the previous fiscal year, excluding the effect of currency translation. The *Molton Brown* prestige cosmetics brand performed well, mainly in the U.K. market. *Jergens, Curél* and other premium skin care brands added new products. The *John Frieda* premium hair care brand also launched new and improved products, and growth was steady in Europe, but slower in the U.S. due to the impact of intensifying competition. Sales to hair salons were essentially flat.


Beauty Care Business:
Net Sales /
Operating Income
(Billions of yen)
584.3
627.9
29.8
27.3
Net Sales
Operating Income
2007
2008
2007
2008

Human Health Care Business

Human Health Care Business sales increased 4.2 percent compared with the previous fiscal year to ¥191.3 billion (US$1,909.4 million). Operating income increased ¥1.3 billion year-on-year to ¥13.2 billion (US$131.3 million), due to higher sales volume and other factors.

In Japan, sales increased 2.6 percent to ¥174.5 billion (US$1,741.4 million). In food and beverage products, the Kao Group worked to attract new customers by extending the *Healthya* brand functional drink lineup with *Healthya Green Tea Mellow Flavor,* which is less bitter and astringent than original *Healthya Green Tea.* However, sales decreased due to diversifying consumer preferences in the beverage market. Sales of sanitary products increased, with continued consumer support due to marketing activities for *Laurier Super Guard* sanitary napkins that base the product's appeal on a secure night's sleep even on days with heavy flow, and marketing activities for disposable baby diapers that base their appeal on their increased gentleness on the skin. Personal health product sales increased substantially with a cassis and mint flavored extension of the *Medicated Pyuora* lineup of oral care products, the addition of new *Success Medicated Shampoo with Double Conditioning Effects* to the *Success Medicated Shampoo* lineup, and the launch of *Megurism Steam Eye Mask.*

In Asia, sales expanded as *Laurier* sanitary napkins sold strongly in Thailand, Malaysia, China and other countries.


Human Health Care
Business:
Net Sales /
Operating Income
(Billions of yen)
183.6
191.3
11.8
13.2
Net Sales
Operating Income
2007
2008
2007
2008

Fabric and Home Care Business

Fabric and Home Care Business sales increased 1.9 percent compared with the previous fiscal year to ¥274.7 billion (US$2,741.4 million). Although sales volume increased and the Kao Group promoted high-added-value products and cost reductions, operating income decreased ¥1.8 billion year-on-year to ¥56.1 billion (US$559.5 million) due to higher raw material prices.

In Japan, sales were essentially unchanged from the previous fiscal year at ¥245.3 billion (US$2,448.2 million). In fabric care products, the Kao Group stimulated the market by launching *Attack Biogel* liquid detergent, which delivers high cleaning efficiency even when using the increasingly prevalent method of washing with a small amount of water relative to the load size. However, in the laundry detergent category, although the decline in retail prices appears to be bottoming out in some sectors, sales decreased slightly as market competition remained severe and the gift market substantially contracted. Sales of fabric softeners grew with the addition of two new scent varieties to *Floral Humming*, whose pleasant scents linger even when a garment is being worn, due to its blend of long-lasting fragrances. Sales of home care products increased, with the launch of high-value-added products such as *CuCute Power Gel* dishwasher detergent and *Resesh Antiseptic EX* fabric freshener.

Sales in Asia and Oceania increased. In Thailand, the Kao Group added *Attack Soft Plus* with a fabric softening effect to strong-selling laundry detergent *Attack Easy*. The Kao Group also launched *Attack Easy* in Indonesia in December 2007. Moreover, in China the Kao Group launched *Attack Softener-in* in regions where it has been selling *Attack* and began sales of the *Attack* series in northern China, including Beijing.

Fabric and Home Care Business: Net Sales / Operating Income
(Billions of yen)



269.5
274.7
57.8
56.1
Net Sales
Operating Income
2007
2008
2007
2008

Chemical Business

Sales of the Chemical Business increased 15.7 percent compared with the previous fiscal year to ¥258.7 billion (US$2,581.8 million). Excluding the effect of currency translation, sales would have increased 11.9 percent.

Operating income decreased ¥1.5 billion year-on-year to ¥19.7 billion (US$196.5 million) due to the impact of rising raw material prices for natural oils and fats and petrochemicals, although the Kao Group stepped up its efforts to adjust sales prices of oleo chemical and performance chemical products and to reduce costs.

In Japan, sales increased 10.6 percent compared with the previous fiscal year to ¥129.4 billion (US$1,291.4 million). In oleo chemicals, fatty alcohols and tertiary amines posted strong sales. In performance chemicals, sales of plastics additives increased. In specialty chemicals, while sales of cleaners for electronic parts were affected by inventory adjustments in their target industries, sales for polishing agents for hard disks and ink colorants for inkjet printers increased.

In Asia, sales increased 34.7 percent compared with the previous fiscal year to ¥75.2 billion (US$750.5 million). Excluding the effect of currency translation, sales would have increased 27.1 percent. Sales of fatty alcohols increased substantially, as sales volume increased due to production capacity expansion at a plant in the Philippines to meet growing demand while the Kao Group worked to adjust sales prices.

In North America and Europe, sales increased 19.2 percent compared with the previous fiscal year to ¥98.8 billion (US$986.4 million). Excluding the effect of currency translation, sales would have increased 11.5 percent. Fatty alcohols, tertiary amines and toner and toner binder for copiers and printers performed well.

Chemical Business: Net Sales / Operating Income
(Billions of yen)



223.6
258.7
21.2
19.7
Net Sales
Operating Income
2007
2008
2007
2008

Information by Geographic Segment

Japan

Sales in Japan, including intersegment sales, increased 4.8 percent compared with the previous fiscal year to ¥968.6 billion (US$9,667.6 million). The increase was due to aggressive introductions of high-value-added products and strengthening of the sales organization in response to market changes. Although the Kao Group increased sales volume and worked to reduce costs, operating income decreased 3.8 percent year-on-year to ¥98.4 billion (US$981.7 million) due to factors including higher raw material prices.

Net Sales by Geographic Segment: Japan
(Billions of yen)


673.7
703.1
708.1
924.2
968.6
2004
2005
2006
2007
2008

Asia and Oceania

Sales in Asia and Oceania, including intersegment sales, increased 25.6 percent compared with the previous fiscal year to ¥158.3 billion (US$1,579.9 million). Excluding the effect of currency translation, sales would have increased 18.2 percent. Sales volume increased because the Consumer Products Business realized the benefits of integrating business operations in Asia, including Japan, and the Chemical Business augmented its fatty alcohol production facilities in the Philippines to meet growth in demand. Operating income decreased ¥1.5 billion year-on-year to ¥1.1 billion (US$10.8 million) due to factors including investment in strategic marketing in the Consumer Products Business and higher prices of raw materials for fatty alcohols produced in Malaysia and the Philippines.

Net Sales by Geographic Segment: Asia and Oceania
(Billions of yen)


101.5
100.3
110.9
126.0
158.3
2004
2005
2006
2007
2008

America

Sales in America, including intersegment sales, increased 4.0 percent compared with the previous fiscal year to ¥111.0 billion (US$1,108.1 million). Excluding the effect of currency translation, sales would have increased 2.8 percent. In the Beauty Care Business, the Kao Group launched new premium skin care products, but sales of premium hair care products weakened due to intensified competition. In the Chemical Business, sales of fatty alcohols, tertiary amines, toner and toner binder and other products were strong. Operating income decreased 11.7 percent year-on-year to ¥6.8 billion (US$68.3 million).

Net Sales by Geographic Segment: America
(Billions of yen)


79.9
83.6
95.2
106.7
111.0
2004
2005
2006
2007
2008

Europe

Sales in Europe, including intersegment sales, increased 13.8 percent compared with the previous fiscal year to ¥154.6 billion (US$1,543.5 million). Excluding the effect of currency translation, sales would have increased 4.1 percent. The Beauty Care Business performed well, with strong sales of the *Molton Brown* prestige cosmetics brand, mainly in the U.K. market, and launches of new and improved premium hair care products from *John Frieda*. In the Chemical Business, sales of fatty alcohols and tertiary amines were strong. Operating income increased 3.8 percent year-on-year to ¥9.0 billion (US$90.0 million) due to firm sales in the Chemical Business.

Net Sales by Geographic Segment: Europe
(Billions of yen)


84.9
93.8
109.5
135.9
154.6
2004
2005
2006
2007
2008

Financial Structure

Total assets decreased ¥15.2 billion from the previous fiscal year-end to ¥1,232.6 billion (US$12,302.6 million). Principal factors increasing assets were a ¥13.5 billion increase in inventories due to business expansion and higher raw material prices, and a ¥20.7 billion increase in short-term investments. The principal factor reducing assets was a ¥41.4 billion decrease in intangible assets associated with depreciation and amortization.

Total liabilities decreased ¥25.2 billion from the previous fiscal year-end to ¥647.9 billion (US$6,466.6 million). The principal factor increasing liabilities was a ¥17.7 billion increase in accrued income taxes, and the principal factor decreasing liabilities was repayment of long-term debt totaling ¥42.0 billion.

The balance of bank borrowings and bonds as of March 31, 2008 was ¥313.6 billion (US$3,130.4 million).

Total equity increased ¥10.0 billion compared with the previous fiscal year-end to ¥584.7 billion (US$5,836.0 million). The principal factor increasing equity was net income of ¥66.6 billion (US$664.4 million), and the principal factors decreasing equity were shareholder returns, including a ¥28.9 billion payment from retained earnings for dividends and a ¥29.1 billion increase in treasury stock mainly due to the repurchase of the Company's shares.

As a result, net worth per share increased ¥35.01 from the previous fiscal year-end to ¥1,070.67 (US$10.69), and the net worth ratio increased to 46.6 percent from 45.2 percent a year earlier.

Total Assets/ Net Worth
(Billions of yen)


Total Assets
Net Worth
723.9
427.8
689.0
448.2
1,220.6
509.7
1,247.8
564.5
1,232.6
574.0
2004
2005
2006
2007
2008

Return on Equity*
(%)


15.5
16.5
14.9
13.1
11.7
2004
2005
2006
2007
2008

*For the purpose of comparison, in calculating ROE for the years ended March 31, 2007 and 2008, equity does not include minority interests and stock acquisition rights.

Cash Flows

During the fiscal year ended March 31, 2008, although the Kao Group made expenditures for investments for the Group's global growth, to repay borrowings and other interest-bearing debt, and to repurchase shares of the Company's stock, operating activities provided a steady source of net cash, and cash and cash equivalents increased by ¥24.5 billion to ¥112.6 billion (US$1,124.2 million) at the fiscal year-end.

Cash Flows from Operating Activities

Net cash provided by operating activities during the fiscal year ended March 31, 2008 was ¥180.3 billion (US$1,799.8 million) compared with ¥165.0 billion for the previous fiscal year. Income before income taxes and minority interests

Cash Flows*/ Capital Expenditures
(Billions of yen)



*Cash flows are defined as net income plus depreciation and amortization minus cash dividends.
Cash Flows
Capital Expenditures
51.8
106.4
54.3
109.7
203.6
107.9
70.1
134.9
49.0
131.1
2004
2005
2006
2007
2008

was ¥110.4 billion (US$1,101.9 million) compared with ¥117.1 billion for the previous fiscal year, and depreciation and amortization totaled ¥93.4 billion (US$932.7 million) compared with ¥92.2 billion for the previous fiscal year. On the other hand, income taxes paid totaled ¥30.0 billion (US$299.1 million) compared with ¥42.3 billion for the previous fiscal year, change in inventories decreased cash by ¥13.2 billion (US$131.5 million) compared with ¥3.2 billion in the previous fiscal year, change in liability for retirement benefits added ¥1.1 billion (US$11.0 million) to cash compared with ¥1.2 billion in the previous fiscal year, and change in prepaid pension cost increased cash by ¥6.0 billion (US$59.7 million) compared with decreasing cash by ¥10.2 billion in the previous fiscal year.

Cash Flows from Investing Activities

Net cash used in investing activities during the fiscal year ended March 31, 2008 was ¥52.4 billion (US$522.9 million), compared with ¥63.2 billion in the previous fiscal year. This primarily consisted of ¥38.1 billion (US$380.7 million) for purchase of property, plant and equipment used for capital expenditures in connection with handling new and improved products and expanding production facilities in Japan and overseas.

Cash Flows from Financing Activities

Net cash used in financing activities during the fiscal year ended March 31, 2008 was ¥101.8 billion (US$1,016.3 million), compared with ¥83.7 billion in the previous fiscal year. This primarily consisted of a net total of ¥42.9 billion (US$428.5 million) in decrease in short-term debt, proceeds from long-term loans and repayments of long-term loans, compared with ¥154.3 billion in the previous fiscal year, payments of cash dividends, including to minority shareholders, totaling ¥29.7 billion (US$296.4 million) compared with ¥29.1 billion in the previous fiscal year, and ¥31.0 billion (US$309.0 million) for purchase of treasury stock, compared with ¥1.1 billion in the previous fiscal year.

Basic Policies Regarding Distribution of Profits and Dividends for the Period

In order to achieve profitable growth, the Company sets policies regarding allocation of profits between its internal reserve for growth and dividends from a medium-to-long-term management perspective. Considering it important to provide shareholders with stable and continuous dividends, the Company currently has a target payout ratio of approximately 40 percent of consolidated net income. In order to increase earnings per share and dividends over the long term, the Company will consider flexibly implementing share repurchases as a measure for shareholder returns from a long-term perspective, taking into account both fund requirements such as capital investment for growth and acquisition initiatives, and capital efficiency improvement.

In accordance with these policies, the Company increased the year-end dividend for the fiscal year ended March 31, 2008 by ¥1.00 compared with the previous fiscal year to ¥27.00 (US$0.27) per share, the same as the interim dividend. As a result, dividends for the fiscal year increased by ¥2.00 per share compared with the previous fiscal year, for a total of ¥54.00 (US$0.54) per share, and a consolidated payout ratio of 44.1 percent. To increase capital efficiency, the Company also repurchased 9,315,000 shares during the fiscal year ended March 31, 2008 for a total of approximately ¥30.0 billion, based on a resolution of the Board of Directors. These dividend payments and share repurchases represent a return to shareholders of ¥58.9 billion, or 89 percent of net income.

In addition, for the fiscal year ending March 31, 2009, the Company plans to increase total dividends by ¥2.00 to ¥56.00 per share, taking into account achievement of its income forecast based on these basic policies, resulting in a projected consolidated payout ratio of 43.5 percent.

EVA

Economic Value Added (EVA) is Kao's main management measure for evaluating business performance and for operational and strategic decision-making. EVA is defined as net operating profit after tax (NOPAT) less a charge for the cost of capital employed in the business. EVA provides managers with a tool for evaluating the trade-offs inherent between increasing profits and covering the cost of capital required to generate such profits. The aim of employing EVA is to create an organization focused on the enhancement of corporate value. During the fiscal year ended March 31, 2008, EVA decreased to 125 from 134 for the previous fiscal year, expressed as an index with the year ended March 31, 2000 as 100. Since introducing EVA as a management metric, Kao has focused attention on the three key areas outlined below:

Investing for Growth: With the aim of accelerating growth in its Beauty Care Business, Kao acquired Kanebo Cosmetics Inc. in January 2006 after valuing its operations at ¥410.0 billion. In order to maximize the benefits of this investment, Kao initiated aggressive business activities including proactive marketing investments in the growing Chinese market. Kao has also invested in other businesses and research activities to improve EVA in the future.

Increasing Profit: In its initial plan for the fiscal year ended March 2008, Kao forecast a decrease in NOPAT due to investments in marketing to support growth and other factors. In addition, the impact of rising prices for natural oils and fats and crude oil resulted in an increase in costs that significantly exceeded Kao's forecast by ¥21.0 billion (US$209.6 million). Kao responded to higher costs by increasing sales in the Consumer Products Business in Japan and Asia as a result of strengthened sales capabilities, and reduced expenses by ¥8.0 billion (US$785.1 million) through Total Cost Reduction (TCR) activities. Consequently, although NOPAT for the fiscal year ended March 2008 decreased, it was higher than Kao's forecast.

Financial Improvement: Kao is able to generate approximately ¥100.0 billion in free cash flow each year as a result of factors including the addition of Kanebo Cosmetics Inc. to the scope of consolidation. In the fiscal year ended March 2008, free cash flow* totaled ¥127.9 billion (US$1,276.6 million). Kao gives priority to using free cash flow for mergers and acquisitions and additional capital expenditures for future growth, followed by payment of stable, continuous cash dividends. Kao uses the remaining free cash flow for share repurchases or repayment of borrowings, after considering its capital plans and interest rate trends. In the year ended March 2008, Kao repurchased its shares at a total cost of ¥30.0 billion (US$299.4 million) and paid cash dividends totaling ¥29.7 billion (US$296.4 million), together representing returns to shareholders totaling 89 percent of net income. Kao also repaid long-term loans totaling ¥42.0 billion (US$419.6 million).

Business Conduct Guidelines

Kao has established the Compliance Committee for the promotion of ethical corporate conduct and compliance with laws and regulations, and has routinely implemented activities for securing compliance with laws and regulations, fairness and ethics. In addition, Kao has formulated and adheres to a code of conduct, "Kao's Business Conduct Guidelines." Kao has also announced its support for and undertaking of the ten principles of the Global Compact advocated by the United Nations and its continued intention to behave responsibly in international society. The Global Compact is a voluntary corporate citizenship initiative consisting of ten principles related to human rights, labor standards, the environment and anti-corruption, aiming for the sustainable growth of society.

Business Risks and Other Risks

The Kao Group takes measures to mitigate risk by minimizing exposure to and hedging risks. However, unanticipated situations may occur that exert a significant impact on the Kao Group's business results and financial condition. Any statements made in this text concerning the future are judgments made by Kao as of the submission of its securities report to the Ministry of Finance on June 27, 2008.

*Free cash flow = Net cash provided by operating activities + Net cash used in investing activities

Product Quality

To reduce risk, the Kao Group designs and manufactures products from the viewpoint of consumers, in compliance with related laws and regulations. In the development stage prior to market launch, the Kao Group conducts thorough safety testing and survey research to confirm the safety of products. After market launch, the Kao Group works to further improve quality by incorporating the opinions and desires of consumers through its consumer communication offices. However, the unanticipated occurrence of a serious quality problem would not only cause difficulties for the relevant brand, but would also have a major impact on the reputation of all of the Kao Group's products, and might cause sales to decline. This could have an adverse effect on the business results and financial condition of the Kao Group.

Earthquakes and Other Incidents

It is widely believed that there is a high probability that a major earthquake will occur in Japan. The Kao Group has implemented various countermeasures, including earthquake resistance diagnoses; seismic retrofitting; emergency drills simulating crisis situations; and systems to confirm employee safety at all of its domestic production facilities and primary offices, and is formulating a business continuity plan (BCP). In spite of these measures, however, in the event of a major earthquake surpassing expectations, the Kao Group's ability to secure raw materials, maintain continuity of production or supply products to the market may be disrupted, which could have a significant impact on the Kao Group's business results and financial condition. Furthermore, inability to continue production, secure raw materials, or supply products to markets due to factors including an explosion or fire at production facilities, problems at a supplier of raw materials, terrorism overseas, political change, riots and other incidents could have a significant impact on the Kao Group's business results and financial condition.

Currency Exchange Rate Fluctuations

Foreign currency-denominated transactions are affected by changes in currency exchange rates. The Kao Group hedges foreign exchange risk through various measures such as settlement of transactions through foreign currency accounts, foreign exchange contracts and currency swaps to mitigate the effect on business results. The Kao Group does not engage in derivative transactions for the purpose of speculation. However, items denominated in local currencies, including the sales, expenses and assets of overseas subsidiaries, are translated into Japanese yen for preparation of the consolidated financial statements. If the exchange rate at the time of conversion differs substantially from the expected rate, the value after translation into yen will change significantly, which will affect the Kao Group's business results and financial condition.

Raw Material Prices

Market prices for fats and oils used as raw materials for products of the Kao Group, petroleum-related raw materials and fuels and other items may change for various reasons including geopolitical risks, the balance between supply and demand, and climate change. The Kao Group has moved to reduce the affect of increases in raw material prices through measures including cost reductions and passing on increases or decreases in raw material costs into product prices. However, unexpectedly large changes in market conditions and pricing could have a significant impact on the Kao Group's business results and financial condition.

Environmental Issues

The Kao Group focuses on developing products that have a low environmental burden throughout the product lifecycle from raw material procurement to production, product transportation, consumption and disposal. In addition, the Kao Group carries out various measures to deal with environmental regulations in areas including chemical substances, and to reduce greenhouse gases and energy consumption. Current regulations are not expected to have an adverse effect on the business results and financial condition of the Kao Group; however, changes to current regulations or additional new regulations could have an impact on the Kao Group's business results and financial condition.

Consolidated Balance Sheets

Kao Corporation and Consolidated Subsidiaries
March 31, 2008 and 2007

	Millions of yen		Thousands of U.S. dollars (Note 2)
Assets	2008	2007	2008
Current assets:			
Cash and time deposits (Note 3)	¥ 53,786	¥ 49,911	$ 536,840
Short-term investments (Notes 3 and 4)	58,960	38,248	588,482
Notes and accounts receivable:			
Trade (Note 6)	152,716	155,900	1,524,264
Nonconsolidated subsidiaries and affiliates	2,910	3,968	29,045
Other	6,381	7,006	63,689
Inventories:			
Finished goods	82,830	75,452	826,729
Work in process and raw materials	42,758	36,662	426,769
Deferred tax assets (Note 7)	22,218	20,644	221,759
Other current assets	15,402	16,824	153,728
Allowance for doubtful receivables	(2,395)	(2,395)	(23,905)
Total current assets	435,566	402,220	4,347,400
Property, plant and equipment (Note 5):			
Land	68,576	69,626	684,459
Buildings and structures	322,456	317,058	3,218,445
Machinery, equipment and other	719,806	707,589	7,184,410
Construction in progress	9,037	7,645	90,199
Total	1,119,875	1,101,918	11,177,513
Accumulated depreciation	(838,128)	(812,902)	(8,365,386)
Net property, plant and equipment	281,747	289,016	2,812,127
Intangible assets:			
Goodwill	238,500	256,327	2,380,477
Trademarks	127,329	147,880	1,270,875
Other intangible assets	35,258	38,262	351,912
Total intangible assets	401,087	442,469	4,003,264
Investments and other assets:			
Investment securities (Note 4)	11,817	12,737	117,946
Investments in and advances to nonconsolidated subsidiaries and affiliates	4,457	4,631	44,485
Deferred tax assets (Note 7)	54,829	50,536	547,250
Other assets (Note 9)	43,098	46,188	430,163
Total investments and other assets	114,201	114,092	1,139,844
	¥1,232,601	¥1,247,797	$12,302,635

See Notes to Consolidated Financial Statements.

Liabilities and Equity	Millions of yen 2008	Millions of yen 2007	Thousands of U.S. dollars (Note 2) 2008
Current liabilities:			
Short-term debt (Note 6)	¥ 21,828	¥ 21,877	$ 217,866
Current portion of long-term debt (Notes 6 and 17)	22,049	22,062	220,072
Notes and accounts payable:			
Trade	107,514	108,055	1,073,101
Nonconsolidated subsidiaries and affiliates	3,205	2,610	31,989
Other	31,571	28,425	315,111
Accrued income taxes	29,344	11,673	292,884
Accrued expenses	85,583	85,797	854,207
Other current liabilities (Notes 6 and 7)	22,877	28,148	228,336
Total current liabilities	323,971	308,647	3,233,566
Long-term liabilities:			
Long-term debt (Notes 6 and 17)	269,761	311,770	2,692,494
Liability for employee retirement benefits (Note 9)	32,041	30,988	319,802
Liability for director and corporate auditor retirement benefits	163	163	1,627
Other (Notes 6 and 7)	21,955	21,478	219,134
Total long-term liabilities	323,920	364,399	3,233,057
Commitments and contingent liabilities (Notes 8, 10 and 16)			
Equity (Notes 11 and 12):			
Common stock:			
Authorized — 1,000,000,000 shares in 2008 and 2007			
Issued — 549,443,701 shares in 2008 and 2007	85,424	85,424	852,620
Capital surplus	109,561	109,565	1,093,532
Stock acquisition rights	599	302	5,979
Retained earnings	426,206	388,585	4,253,977
Unrealized gain on available-for-sale securities	3,395	4,650	33,886
Foreign currency translation adjustments	(11,387)	(13,660)	(113,654)
Treasury stock, at cost			
(13,296,218 shares in 2008 and 4,349,692 shares in 2007)	(39,161)	(10,033)	(390,867)
Total	574,637	564,833	5,735,473
Minority interests	10,073	9,918	100,539
Total equity	584,710	574,751	5,836,012
	¥1,232,601	¥1,247,797	$12,302,635

Consolidated Statements of Income

Kao Corporation and Consolidated Subsidiaries
Years ended March 31, 2008 and 2007

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2008	2007	2008
Net sales (Note 13)	¥1,318,514	¥1,231,808	$13,160,136
Cost of sales	554,154	503,271	5,531,031
Gross profit	764,360	728,537	7,629,105
Selling, general and administrative expenses (Note 14)	648,107	607,679	6,468,780
Operating income (Note 13)	116,253	120,858	1,160,325
Other income (expenses):			
Interest and dividend income	3,121	2,297	31,151
Interest expense (Note 17)	(6,627)	(5,032)	(66,144)
Foreign currency exchange gain (loss)	(479)	505	(4,781)
Equity in losses of nonconsolidated subsidiaries and affiliates	(648)	(704)	(6,468)
Other, net (Notes 5 and 15)	(1,222)	(797)	(12,197)
Other income (expenses), net	(5,855)	(3,731)	(58,439)
Income before income taxes and minority interests	110,398	117,127	1,101,886
Income taxes (Note 7):			
Current	46,881	37,268	467,920
Deferred	(4,111)	7,854	(41,032)
Total income taxes	42,770	45,122	426,888
Income before minority interests	67,628	72,005	674,998
Minority interests in earnings of consolidated subsidiaries	1,066	1,477	10,640
Net income	¥ 66,562	¥ 70,528	$ 664,358
Per share of common stock (Notes 1.q and 18):	Yen		U.S. dollars (Note 2)
Basic net income	¥122.53	¥129.41	$1.22
Diluted net income	122.41	129.29	1.22
Cash dividends applicable to the year	54.00	52.00	0.54

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Equity

Kao Corporation and Consolidated Subsidiaries
Years ended March 31, 2008 and 2007

	Thousands	Millions of yen									
	Outstanding number of shares of common stock	Common stock	Capital surplus	Stock acquisition rights	Retained earnings	Unrealized gain on available-for-sale securities	Foreign currency translation adjustments	Treasury stock, at cost	Total	Minority interests	Total equity
Balance at March 31, 2006	544,946	¥85,424	¥109,561	¥ —	¥345,941	¥5,861	¥(26,945)	¥(10,166)	¥509,676	¥ 8,904	¥518,580
Net income					70,528				70,528		70,528
Cash dividends, ¥51.00 per share					(27,793)				(27,793)		(27,793)
Directors' and corporate auditors' bonuses					(91)				(91)		(91)
Purchase of treasury stock	(341)							(1,085)	(1,085)		(1,085)
Disposal of treasury stock	489		4					1,218	1,222		1,222
Net change in the year				302		(1,211)	13,285		12,376	1,014	13,390
Balance at March 31, 2007	545,094	85,424	109,565	302	388,585	4,650	(13,660)	(10,033)	564,833	9,918	574,751
Net income					66,562				66,562		66,562
Cash dividends, ¥53.00 per share					(28,892)				(28,892)		(28,892)
Purchase of treasury stock	(9,604)							(30,958)	(30,958)		(30,958)
Disposal of treasury stock	657		(4)		(49)			1,830	1,777		1,777
Net change in the year				297		(1,255)	2,273		1,315	155	1,470
Balance at March 31, 2008	536,147	¥85,424	¥109,561	¥599	¥426,206	¥3,395	¥(11,387)	¥(39,161)	¥574,637	¥10,073	¥584,710

	Thousands	Thousands of U.S. dollars (Note 2)									
	Outstanding number of shares of common stock	Common stock	Capital surplus	Stock acquisition rights	Retained earnings	Unrealized gain on available-for-sale securities	Foreign currency translation adjustments	Treasury stock, at cost	Total	Minority interests	Total equity
Balance at March 31, 2007	545,094	$852,620	$1,093,572	$3,014	$3,878,481	$46,412	$(136,341)	$(100,140)	$5,637,618	$ 98,992	$5,736,610
Net income					664,358				664,358		664,358
Cash dividends, US$0.529 per share					(288,373)				(288,373)		(288,373)
Purchase of treasury stock	(9,604)							(308,992)	(308,992)		(308,992)
Disposal of treasury stock	657		(40)		(489)			18,265	17,736		17,736
Net change in the year				2,965		(12,526)	22,687		13,126	1,547	14,673
Balance at March 31, 2008	536,147	$852,620	$1,093,532	$5,979	$4,253,977	$33,886	$(113,654)	$(390,867)	$5,735,473	$100,539	$5,836,012

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Kao Corporation and Consolidated Subsidiaries
Years ended March 31, 2008 and 2007

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2008	2007	2008
Operating activities:			
Income before income taxes and minority interests	¥ 110,398	¥ 117,127	$ 1,101,886
Adjustments for:			
Income taxes paid	(29,969)	(42,270)	(299,122)
Depreciation and amortization	93,444	92,171	932,668
Loss on impairment of long-lived assets (Note 5)	1,314	1,246	13,115
Loss on sales or disposals of property, plant and equipment, net	1,722	2,089	17,187
Equity in losses of nonconsolidated subsidiaries and affiliates	648	704	6,468
Unrealized foreign currency exchange gain	(377)	(1,257)	(3,763)
Change in trade receivables	5,687	(24,308)	56,762
Change in inventories	(13,178)	(3,190)	(131,530)
Change in prepaid pension cost	5,985	(10,163)	59,737
Change in trade payables	(752)	11,316	(7,506)
Change in liability for retirement benefits	1,107	1,220	11,049
Other, net	4,293	20,293	42,849
Net cash provided by operating activities	180,322	164,978	1,799,800
Investing activities:			
Purchase of property, plant and equipment	(38,147)	(49,589)	(380,746)
Proceeds from sales of property, plant and equipment	705	2,079	7,037
Increase in intangible assets	(5,445)	(15,882)	(54,347)
Proceeds from the redemption and sales of investment securities	3,101	12	30,951
Increase in investments in and advances to nonconsolidated subsidiaries and affiliates	(1,093)	(4,175)	(10,909)
Change in other investments	(11,511)	4,328	(114,892)
Net cash used in investing activities	(52,390)	(63,227)	(522,906)
Financing activities:			
Decrease in short-term debt	(893)	(146,729)	(8,913)
Proceeds from long-term loans	—	30,638	—
Repayments of long-term loans (Note 17)	(42,035)	(38,229)	(419,553)
Proceeds from issuance of unsecured bonds	—	99,677	—
Purchase of treasury stock	(30,958)	(1,085)	(308,993)
Payments of cash dividends	(29,696)	(29,147)	(296,397)
Other, net	1,760	1,209	17,567
Net cash used in financing activities	(101,822)	(83,666)	(1,016,289)
Translation adjustments on cash and cash equivalents	(1,628)	2,542	(16,249)
Net increase in cash and cash equivalents	24,482	20,627	244,356
Cash and cash equivalents, beginning of year (Note 3)	88,154	67,527	879,868
Cash and cash equivalents, end of year (Note 3)	¥ 112,636	¥ 88,154	$ 1,124,224

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Kao Corporation and Consolidated Subsidiaries
Years ended March 31, 2008 and 2007

1 Summary of Significant Accounting Policies

a) Basis of presenting consolidated financial statements

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Law (formerly, the Japanese Securities and Exchange Law) and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

In preparing the consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued in Japan in order to present them in a form that is more familiar to readers outside Japan. Certain 2007 financial statement items were reclassified to conform to the presentation for 2008.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

b) Consolidation and accounting for investments in nonconsolidated subsidiaries and affiliates

The accompanying consolidated financial statements include the accounts of Kao Corporation (the "Company") and its significant subsidiaries (collectively, the "Companies"). Investments in most of the nonconsolidated subsidiaries and affiliates over which the Companies have the ability to exercise significant influence (mainly 20-50 percent owned companies) are accounted for using the equity method.

Under the control or influence concept, companies in which the parent company and/or its consolidated subsidiaries, directly or indirectly, are able to exercise control over operations are fully consolidated, and other companies over which the Company and/or its consolidated subsidiaries have the ability to exercise significant influence are accounted for by the equity method.

Investments in the remaining subsidiaries and affiliates are stated at cost except for write-downs recorded for the value of investments that have been permanently impaired. If the equity method of accounting had been applied to these investments, the effect on the accompanying consolidated financial statements would not be material.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Companies is eliminated. The excess of cost of investments in the subsidiaries and affiliates over the fair value of the net assets of the acquired subsidiary at the dates of acquisition, consolidation goodwill, is being amortized over an estimated period not exceeding 20 years, or 5 years in situations in which the useful lives cannot be estimated.

c) Business combination

The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures. Goodwill, including negative goodwill, is to be systematically amortized over 20 years or less, but is also subject to an impairment test.

Under the accounting standard for business separations, in a business separation where the interests of the investor no longer continue and the investment is settled, the difference between the fair value of the consideration received for the transferred business and the book value of net assets transferred to the separated business is recognized as a gain or loss on business separation in the statement of income. In a business separation where the interests of the investor continue and the investment is not settled, no such gain or loss on business separation is recognized.

d) Cash equivalents

For purposes of the statements of cash flows, cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.

Cash equivalents include time deposits, commercial paper, investment trusts in bonds and receivables that are represented as short-term investments, all of which mature or become due within three months of the date of acquisition.

e) Inventories

Inventories are stated at the lower of cost or market. Cost is determined principally by the average method. The cost of inventories held by certain foreign consolidated subsidiaries is determined by the first-in, first-out method.

f) Short-term investments and investment securities

Short-term investments and investment securities are classified and accounted for, depending on management's intent, as follows: i) held-to-maturity debt securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity, are reported at amortized cost and ii) available-for-sale securities, which are not classified as the aforementioned securities, are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of equity.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average method.

For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

g) Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is computed under the declining-balance method for the assets located in Japan and principally under the straight-line method for the assets located outside Japan, using rates based upon the estimated useful lives, principally ranging from

21 to 35 years for buildings and structures and 7 or 9 years for machinery and equipment.

h) Intangible assets
Goodwill and trademarks are amortized on a straight-line basis over 15 or 20 years, and 10 years, respectively.

i) Long-lived assets
The Companies review their long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

j) Retirement and pension plans
The Company and most domestic consolidated subsidiaries have a defined benefit pension plan and a defined contribution pension plan covering substantially all of their employees. The pension plan also covers employees of certain nonconsolidated subsidiaries and affiliates in Japan. Directors and corporate auditors are partially covered by the pension plan. Effective from June 1, 2003, the Company and its domestic consolidated companies amended the Kao retirement plan to establish the cash balance plan and implement a defined contribution pension plan for a portion of the future reserved amount.

Certain domestic consolidated subsidiaries have a defined benefit plan that provides for a lump-sum payment to terminated employees.

Certain foreign subsidiaries have local pension plans covering their employees. The policies for the funded pension plans are to fund and charge to income the pension costs determined on an actuarial basis.

Certain foreign subsidiaries also have local employees' retirement benefit plans and provide for the amount to state the liability for these employees' retirement benefits, primarily determined on an actuarial basis.

The unrecognized transitional obligation, the unrecognized net actuarial gain or loss and the unrecognized prior service cost are being amortized over 15, 10 and 15 years, respectively. These amortizations are presented as cost of sales and selling, general and administrative expenses in the consolidated statements of income. Retirement benefits for directors and corporate auditors are provided at the amount which would be required if all directors and corporate auditors retired at the balance sheet date. However, no additional provisions have been recorded for retirement benefits to be paid to the Company's directors and corporate auditors since July 2001. The liability for director and corporate auditor retirement benefits is the amount provided in proportion to the term that directors as of March 31, 2008 had been in place before July 2001.

k) Stock options
The accounting standard for stock options requires companies to recognize compensation expense for employee stock options based on the fair value at the date of grant and over the vesting period as consideration for receiving goods or services. The standard also requires companies to account for stock options granted to non-employees based on the fair value of either the stock option or the goods or services received. In the balance sheet, the stock option is presented as a stock acquisition right as a separate component of equity until exercised. The standard covers equity-settled, share-based payment transactions, but does not cover cash-settled, share-based payment transactions. In addition, the standard allows unlisted companies to measure options at their intrinsic value if they cannot reliably estimate fair value.

l) Leases
Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed (See Note 8). All other leases are accounted for as operating leases.

m) Income taxes
The Companies provide for income taxes applicable to all items included in the consolidated statements of income regardless of when such taxes are payable. Income taxes based on temporary differences between tax and financial reporting purposes are reflected as deferred income taxes in the consolidated financial statements using the asset and liability method.

n) Foreign currency transactions
All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the consolidated statements of income to the extent that they are not hedged by foreign exchange derivatives.

o) Foreign currency financial statements
The balance sheet accounts of the consolidated foreign subsidiaries are translated into Japanese yen at the current exchange rate as of the balance sheet date except for equity, which is translated at the historical rate. Differences arising from such translation are shown as "Foreign currency translation adjustments" in a separate component of equity. Revenue and expense accounts of the consolidated foreign subsidiaries are translated into Japanese yen at the annual average exchange rate.

p) Derivatives and hedging activities
The Companies use derivative financial instruments to manage their exposures to fluctuations in foreign exchange and interest rates. Foreign exchange forward contracts, foreign currency swaps, interest rate swaps are utilized by the Companies to reduce foreign currency exchange and interest rate risks. The Companies do not enter into derivatives for trading purposes or speculative purposes.

Derivative financial instruments and foreign currency transactions are classified and accounted for as follows: a) all derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the consolidated statements of income, and b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

Short-term and long-term loan receivables denominated in foreign currencies, for which foreign exchange forward contracts or foreign currency swaps are used to hedge the foreign currency fluctuations, are translated at the contracted rate if the forward contracts or the swap contracts qualify for specific hedge accounting.

The interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap agreements are recognized and included in interest expense or income as incurred.

q) Per share information

Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share of common stock reflects the potential dilution that could occur if securities or other contracts to issue common stock were converted or exercised into common stock or resulted in the issuance of common stock.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year.

r) New accounting pronouncements

Measurement of inventories

Under generally accepted accounting principles in Japan ("Japanese GAAP"), inventories are currently measured either by the cost method, or at the lower of cost or market. On July 5, 2006, the Accounting Standards Board of Japan (the "ASBJ") issued ASBJ Statement No. 9, *Accounting Standard for Measurement of Inventories*, which is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted.

This standard requires that inventories held for sale in the ordinary course of business be measured at the lower of cost or net selling value, which is defined as the selling price less additional estimated manufacturing costs and estimated direct selling expenses. The replacement cost may be used in place of the net selling value, if appropriate. The standard also requires that inventories held for trading purposes be measured at the market price.

Lease accounting

On March 30, 2007, the ASBJ issued ASBJ Statement No. 13, *Accounting Standard for Lease Transactions*, which revised the former accounting standard for lease transactions issued on June 17, 1993. The revised accounting standard for lease transactions is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted for fiscal years beginning on or after April 1, 2007.

Under the former accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, however, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the note to the lessee's financial statements. The revised accounting standard requires that all finance lease transactions shall be capitalized recognizing lease assets and lease obligations in the balance sheet.

Unification of accounting policies applied to foreign subsidiaries for the consolidated financial statements

Under Japanese GAAP, a company currently can use the financial statements of its foreign subsidiaries which have been prepared in accordance with generally accepted accounting principles in their respective jurisdictions for its consolidation process unless they are clearly unreasonable. On May 17, 2006, the ASBJ issued ASBJ Practical Issues Task Force (PITF) No. 18, "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements."

The new task force prescribes: 1) the accounting policies and procedures applied to a parent company and its subsidiaries for similar transactions and events under similar circumstances should in principle be unified for the preparation of the consolidated financial statements, 2) financial statements prepared by foreign subsidiaries in accordance with either International Financial Reporting Standards or the generally accepted accounting principles in the United States tentatively may be used for the consolidation process, 3) however, the following items should be adjusted in the consolidation process so that net income is accounted for in accordance with Japanese GAAP unless they are not material:

(1) Amortization of goodwill
(2) Actuarial gains and losses of defined benefit plans recognized outside profit or loss
(3) Capitalization of intangible assets arising from development phases
(4) Fair value measurement of investment properties, and the revaluation model for property, plant and equipment, and intangible assets
(5) Retrospective application when accounting policies are changed
(6) Accounting for net income attributable to a minority interest

The new task force is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted.

2 Translation into United States Dollars

The Companies' accounts are maintained in or translated into Japanese yen. The United States dollar (US$) amounts included herein represent translations using the approximate exchange rate at March 31, 2008 of ¥100.19=US$1, solely for convenience. The translations should not be construed as representations that Japanese yen have been, could have been or could in the future be converted into United States dollars at that or any other rate.

3 Cash and Cash Equivalents

Cash and cash equivalents at March 31, 2008 and 2007 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Cash and time deposits	¥ 53,786	¥49,911	$ 536,840
Short-term investments	58,960	38,248	588,482
Less: time deposits and short-term investments which mature or become due over three months after the date of acquisition	(110)	(5)	(1,098)
Cash and cash equivalents	¥112,636	¥88,154	$1,124,224

4 Short-Term Investments and Investment Securities

Short-term investments and investment securities as of March 31, 2008 and 2007 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Short-term investments:			
Government and corporate bonds	¥ —	¥ 2,996	$ —
Investment trust funds and other	58,960	35,252	588,482
Total	¥58,960	¥38,248	$588,482
Investment securities:			
Marketable equity securities	¥ 8,547	¥10,249	$ 85,308
Investment trust funds and other	3,270	2,488	32,638
Total	¥11,817	¥12,737	$117,946

The carrying amount and aggregate fair value of the securities classified as available-for-sale and held-to-maturity at March 31, 2008 and 2007 were as follows:

	Millions of yen			
	2008			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	¥3,326	¥5,398	¥177	¥8,547
Debt securities and other	2,908	1	0	2,909

	Millions of yen			
	2007			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	¥3,074	¥7,257	¥82	¥10,249
Debt securities and other	2,247	1	—	2,248
Held-to-maturity:				
Debt securities and other	2,996	0	—	2,996

	Thousands of U.S. dollars			
	2008			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	$33,197	$53,878	$1,767	$85,308
Debt securities and other	29,025	10	—	29,035

Available-for-sale securities whose fair values are not readily determinable as of March 31, 2008 and 2007 were as follows:

	Carrying amount		
	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Available-for-sale:			
Equity securities	¥ 1,224	¥ 1,467	$ 12,217
Other	48,407	30,431	483,152
Total	¥49,631	¥31,898	$495,369
Held-to-maturity:			
Debt securities and other	¥ 9,690	¥ 3,594	$ 96,716
Total	¥ 9,690	¥ 3,594	$ 96,716

Proceeds from sales of available-for-sale securities for the years ended March 31, 2008 and 2007 were ¥3,101 million (US$30,951 thousand) and ¥12 million, respectively. Gross realized gains and losses on these sales, computed on the moving average cost basis, for the year ended March 31, 2008 were ¥17 million (US$170 thousand) and ¥15 million (US$150 thousand), and for the year ended March 31, 2007 were ¥7 million and ¥0 million, respectively.

The carrying values of debt securities by contractual maturities for securities classified as held-to-maturity at March 31, 2008 were as follows:

	Millions of yen	Thousands of U.S. dollars
	2008	2008
	Held-to-maturity	Held-to-maturity
Due within one year	¥11,345	$113,235
Total	¥11,345	$113,235

5 Long-Lived Assets

The Companies reviewed their long-lived assets for impairment as of the year ended March 31, 2008 and 2007. As a result, the Companies recognized impairment loss of ¥1,314 million (US$13,115 thousand) and ¥1,246 million as other expense for the year ended March 31, 2008 and 2007, respectively. The details of the impairment loss for the year ended March 31, 2008 and 2007 were as follows:

(Year ended March 31, 2008)

	Millions of yen	Thousands of U.S. dollars
	2008	2008
Land to be sold and others	¥1,314	$13,115

(Year ended March 31, 2007)
Consolidated Subsidiary: Kao Corporation Shanghai

Location	Use	Type	Millions of yen 2007
Kao Corporation Shanghai	Production facility for laundry detergent	Buildings	¥331
		Machinery & equipment and others	611
		Total	¥942

To clarify this impairment loss, Kao Corporation Shanghai grouped assets according to their business classification under the management accounting system, which continuously monitors income and expenditures. Kao Corporation Shanghai has reduced the carrying value of the assets to the recoverable amount because fierce market competition in China has eroded profits. The recoverable amount of the assets was measured at its value in use and the discount rate used for computation of present value of future cash flows was 9%.

Other Consolidated Subsidiaries

	Millions of yen
	2007
Land to be sold and others	¥304

6 Short-Term and Long-Term Debt

Short-term debt at March 31, 2008 and 2007 was comprised of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Mortgage loans principally from banks	¥ 78	¥ 105	$ 778
Bank borrowings	21,750	21,772	217,088
Total	¥21,828	¥21,877	$217,866

The weighted average interest rates applicable to the bank borrowings were 3.76% and 4.21% at March 31, 2008 and 2007, respectively. In addition to the above short-term debt, deposits payable to affiliates, included in other current liabilities, were ¥5,544 million (US$55,335 thousand) and ¥5,261 million at March 31, 2008 and 2007, respectively, and the applicable interest rates were 0.77% and 0.40% at March 31, 2008 and 2007, respectively.

The mortgage loans are collateralized by trade accounts receivable of ¥216 million (US$2,156 thousand) at March 31, 2008.

Long-term debt at March 31, 2008 and 2007 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Unsecured bonds due 2011, 1.60% and due 2013, 1.91%	¥ 99,996	¥ 99,996	$ 998,064
Unsecured loans principally from banks, weighted average rate 1.18% in 2008, 1.0% in 2007	191,814	233,836	1,914,502
	¥291,810	¥333,832	$2,912,566
Less current portion	(22,049)	(22,062)	(220,072)
Total	¥269,761	¥311,770	$2,692,494

In addition to the above long-term debt, deposits payable to customers, included in other long-term liabilities, were ¥5,727 million (US$57,161 thousand) and ¥5,231 million at March 31, 2008 and 2007, respectively, and the applicable interest rates were 0.45% and 0.38% at March 31, 2008 and 2007, respectively.

The aggregate annual maturities of long-term debt as of March 31, 2008 were as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2009	¥ 22,049	$ 220,072
2010	22,559	225,162
2011	96,850	966,663
2012	80,013	798,613
2013	20,343	203,044
2014 and thereafter	49,996	499,012
Total	¥291,810	$2,912,566

Each amount for the period from 2009 to 2011 is the minimum amount of the scheduled payment.

7 Income Taxes

The Company and its domestic subsidiaries are subject to Japanese national and local taxes based on income, which in the aggregate resulted in a normal statutory tax rate of approximately 41% for both 2008 and 2007.

Foreign subsidiaries are subject to income taxes of the countries in which they operate.

Tax effects of significant temporary differences and tax loss carryforwards that resulted in deferred tax assets or liabilities at March 31, 2008 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Deferred tax assets:			
Depreciation and amortization	¥ 48,058	¥ 67,182	$ 479,669
Pension and severance costs	11,956	11,603	119,333
Accrued expenses	12,065	11,593	120,421
Enterprise taxes	2,175	1,166	21,709
Tax loss carryforwards	49,226	38,226	491,326
Other	17,456	18,235	174,230
Less valuation allowance	(36,354)	(46,058)	(362,851)
Deferred tax assets	¥104,582	¥101,947	$1,043,837
Deferred tax liabilities:			
Unrealized gain on available-for-sale securities	¥ (2,175)	¥ (2,940)	$ (21,709)
Undistributed foreign earnings	(16,172)	(14,804)	(161,413)
Deferred gains on sales of property	(4,559)	(4,598)	(45,504)
Prepaid pension cost	(6,313)	(8,996)	(63,010)
Other	(6,129)	(6,320)	(61,174)
Deferred tax liabilities	¥ (35,348)	¥ (37,658)	$ (352,810)
Net deferred tax assets	¥ 69,234	¥ 64,289	$ 691,027

8 Leases

a) Finance leases:

The Companies lease certain buildings, machinery, computer equipment and other assets.

The pro forma information of leased property under finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2008 and 2007 was as follows:

	Millions of yen					
	2008			2007		
	Buildings and structures	Machinery, equipment and other assets	Total	Buildings and structures	Machinery, equipment and other assets	Total
Acquisition cost	¥9,520	¥4,341	¥13,861	¥8,632	¥6,866	¥15,498
Accumulated depreciation	2,429	3,425	5,854	1,881	4,831	6,712
Net leased property	¥7,091	¥ 916	¥ 8,007	¥6,751	¥2,035	¥ 8,786

	Thousands of U.S. dollars		
	2008		
	Buildings and structures	Machinery, equipment and other assets	Total
Acquisition cost	$95,019	$43,328	$138,347
Accumulated depreciation	24,244	34,185	58,429
Net leased property	$70,775	$ 9,143	$ 79,918

Obligations under finance leases as of March 31, 2008 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Due within one year	¥1,134	¥1,677	$11,318
Due after one year	6,873	7,109	68,600
Total	¥8,007	¥8,786	$79,918

Total rental expenses for the above leases were ¥1,744 million (US$17,407 thousand) and ¥1,955 million for the years ended March 31, 2008 and 2007, respectively.

The pro forma depreciation expense computed by the straight-line method was ¥1,744 million (US$17,407 thousand) and ¥1,955 million for the years ended March 31, 2008 and 2007, respectively.

The pro forma information above does not exclude the imputed interest portion because the remaining financial lease obligations are not material compared with the book values of property, plant and equipment.

b) Operating leases:

The minimum rental commitments under noncancellable operating leases as of March 31, 2008 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Due within one year	¥ 5,679	¥ 4,451	$ 56,682
Due after one year	25,304	22,739	252,560
Total	¥30,983	¥27,190	$309,242

9 Retirement Benefits

The Company and most domestic consolidated subsidiaries have a defined benefit pension plan and a defined contribution pension plan covering substantially all of their employees. Effective from June 1, 2003, the Company and most domestic consolidated companies amended their retirement plan to establish the cash balance plan and implement a defined contribution pension plan for a portion of the future reserved amount.

Certain domestic consolidated subsidiaries have a defined benefit plan that provides for a lump-sum payment to terminated employees.

Certain foreign consolidated subsidiaries have local pension plans covering their employees. Certain foreign consolidated subsidiaries also have local employees' retirement benefit plans and provide for the amount to state the liability for these employees' retirement benefits, primarily determined on an actuarial basis.

The liability for employees' retirement benefits at March 31, 2008 and 2007 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Projected benefit obligation	¥ 223,669	¥ 227,691	$ 2,232,448
Fair value of plan assets	(194,327)	(206,102)	(1,939,585)
Unrecognized prior service cost	18,904	20,155	188,682
Unrecognized actuarial loss	(19,276)	(19,097)	(192,394)
Unrecognized transitional obligation	(13,567)	(14,334)	(135,413)
Prepaid pension cost	16,638	22,675	166,064
Net liability for retirement benefits	¥ 32,041	¥ 30,988	$ 319,802

The components of net periodic benefit costs for the years ended March 31, 2008 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Service cost	¥ 9,122	¥ 8,716	$ 91,047
Interest cost	4,573	4,425	45,643
Expected return on plan assets	(4,421)	(3,905)	(44,126)
Amortization of prior service cost (credit)	(2,415)	(2,311)	(24,104)
Recognized actuarial loss	6,258	5,869	62,461
Amortization of transitional obligation	1,878	1,790	18,745
Net periodic benefit costs	¥14,995	¥14,584	$149,666

Assumptions used for the years ended March 31, 2008 and 2007 are set forth as follows:

	2008	2007
Discount rate	Primarily 2.0%	Primarily 2.0%
Expected rate of return on plan assets	Primarily 2.0%	Primarily 2.0%
Amortization period of prior service cost	Primarily 15 years	Primarily 15 years
Recognition period of actuarial gain/loss	Primarily 10 years	Primarily 10 years
Amortization period of transitional obligation	15 years	15 years

In addition to the above net periodic benefit costs, the costs for other retirement and pension plans such as a defined contribution plan and for supplemental retirement benefits were ¥2,385 million (US$23,805 thousand) for the year ended March 31, 2008 and ¥2,267 million for the year ended March 31, 2007.

10 Contingent Liabilities

At March 31, 2008, the Companies had the following contingent liabilities:

	Millions of yen	Thousands of U.S. dollars
Trade notes discounted	¥ 10	$ 100
Guarantees of borrowings, principally of affiliates and employees	2,685	26,799

The Companies are parties to pending litigation arising in the normal course of business. While it is not possible to predict the outcome of pending litigation, the Company believes, after consultation with counsel, that the results of such proceedings will not have a material adverse effect upon the Company's consolidated financial position and the results of its operations and its cash flows.

11 Equity

Significant provisions in the Corporation Law of Japan (the "Corporation Law") that affect financial and accounting matters are summarized below:

(a) Dividends

Under the Corporation Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders' meeting.

For companies that meet certain criteria such as having: (1) a board of directors, (2) independent auditors, (3) a board of corporate auditors, and (4) terms of service of directors prescribed as one year under the articles of incorporation rather than the normal term of two years, the boards of directors of such companies may declare dividends (except for dividends in kind) at any time during the fiscal year if the companies have prescribed so in their articles of incorporation. The Company's present governance system meets the first three criteria but the two-year service period of the members of the Board of Directors does not meet the fourth criterion. The Company pays the dividend semi-annually as a year-end dividend and an interim dividend.

Semiannual interim dividends may also be paid once a year upon resolution by the board of directors if the articles of incorporation of the company so stipulate. The Company pays semiannual interim dividends upon the resolution by the Board of Directors because the articles of incorporation of the Company so stipulate.

The Corporation Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements. The Corporation Law provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

(b) Increases / decreases and transfer of common stock, reserve and surplus

The Corporation Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Corporation Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Corporation Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

The Company's legal reserve amount, which is included in retained earnings, totals ¥14,117 million (US$140,902 thousand) at both March 31, 2008 and 2007. The Company's additional paid-in capital amount, which is included in capital surplus, totals ¥108,889 million (US$1,086,825 thousand) at both March 31, 2008 and 2007.

The accompanying consolidated financial statements do not include any provision for the year-end dividend of ¥27.0 (US$0.27) per share, aggregating ¥14,491 million (US$144,635 thousand) which the Company will subsequently propose at the 102nd Annual General Meeting of Shareholders to be held on June 27, 2008 as an appropriation of retained earnings in respect of the year ended March 31, 2008.

(c) Treasury stock and treasury stock acquisition rights

The Corporation Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the board of directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

Under the Corporation Law, stock acquisition rights are presented as a separate component of equity.

The Corporation Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of equity or deducted directly from stock acquisition rights.

The Company repurchased 9.3 million shares of common stock from the market during the fiscal year ended March 31, 2008, at an aggregate cost of ¥29,999 million (US$299,421 thousand).

12 Stock-Based Compensation Plans

The stock options outstanding as of March 31, 2008 are as follows:

Name	Persons originally granted	Number of options originally granted	Date of grant	Exercise price	Exercise period
Stock option 2001	18 Directors of the Company	168,000 shares	July 27, 2001	¥3,275 ($32.69)	July 28, 2003 through July 25, 2008
Stock option 2002	11 Directors of the Company 31 Employees of the Company 4 Directors of subsidiaries of the Company	540,000 shares*	July 8, 2002	¥2,955 ($29.49)	July 1, 2004 through June 30, 2009
Stock option 2003	11 Directors of the Company 81 Employees of the Company 3 Directors of subsidiaries of the Company	1,052,000 shares*	July 8, 2003	¥2,372 ($23.68)	July 1, 2005 through June 30, 2010
Stock option 2004	13 Directors of the Company 89 Employees of the Company 5 Directors of subsidiaries of the Company	1,163,000 shares*	July 8, 2004	¥2,695 ($26.90)	July 1, 2006 through June 30, 2011
Stock option 2005	13 Directors of the Company 90 Employees of the Company 5 Directors of subsidiaries of the Company	1,167,000 shares*	July 8, 2005	¥2,685 ($26.80)	July 1, 2007 through June 29, 2012
Stock option 2006 I	12 Executive Officers of the Company**	12,000 shares*	September 29, 2006	¥1 ($0.01)	July 1, 2008 through June 28, 2013
Stock option 2006 II	14 Directors of the Company	26,000 shares*	September 29, 2006	¥1 ($0.01)	July 1, 2008 through June 28, 2013
Stock option 2006 III	79 Employees of the Company 4 Directors of subsidiaries of the Company	437,000 shares*	September 29, 2006	¥3,211 ($32.05)	July 1, 2008 through June 28, 2013
Stock option 2007 I	13 Directors of the Company	25,000 shares*	August 31, 2007	¥1 ($0.01)	July 1, 2009 through June 30, 2014
Stock option 2007 II	14 Executive Officers of the Company***	14,000 shares*	August 31, 2007	¥1 ($0.01)	July 1, 2009 through June 30, 2014
Stock option 2007 III	78 Employees of the Company 4 Directors of subsidiaries of the Company	430,000 shares*	August 31, 2007	¥3,446 ($34.39)	September 1, 2009 through August 29, 2014

* The number of options originally granted converts into number of shares of common stock.

** The 12 Executive Officers were not members of the Board of Directors of the Company at the date of grant.

*** The 14 Executive Officers were not members of the Board of Directors of the Company at the date of grant.

The activity of stock options is as follows: (Number of shares)

	Stock option 2001	Stock option 2002	Stock option 2003	Stock option 2004	Stock option 2005	Stock option 2006 I	Stock option 2006 II	Stock option 2006 III	Stock option 2007 I	Stock option 2007 II	Stock option 2007 III
For the year ended March 31, 2007											
Non-vested											
Outstanding at March 31, 2006	—	—	—	—	—	—	—	—	—	—	—
Granted	—	—	—	—	—	12,000	26,000	437,000	—	—	—
Expired	—	—	—	—	—	—	—	—	—	—	—
Vested	—	—	—	—	—	12,000	26,000	437,000	—	—	—
Outstanding at March 31, 2007	—	—	—	—	—	—	—	—	—	—	—
Vested											
Outstanding at March 31, 2006	99,000	438,000	696,000	1,151,000	1,167,000	—	—	—	—	—	—
Vested	—	—	—	—	—	12,000	26,000	437,000	—	—	—
Exercised	—	38,000	254,000	132,000	—	—	—	—	—	—	—
Expired	24,000	82,000	20,000	40,000	9,000	—	—	—	—	—	—
Outstanding at March 31, 2007	75,000	318,000	422,000	979,000	1,158,000	12,000	26,000	437,000	—	—	—
For the year ended March 31, 2008											
Non-vested											
Outstanding at March 31, 2007	—	—	—	—	—	—	—	—	—	—	—
Granted	—	—	—	—	—	—	—	—	25,000	14,000	430,000
Expired	—	—	—	—	—	—	—	—	—	—	—
Vested	—	—	—	—	—	—	—	—	25,000	14,000	430,000
Outstanding at March 31, 2008	—	—	—	—	—	—	—	—	—	—	—
Vested											
Outstanding at March 31, 2007	75,000	318,000	422,000	979,000	1,158,000	12,000	26,000	437,000	—	—	—
Vested	—	—	—	—	—	—	—	—	25,000	14,000	430,000
Exercised	6,000	104,000	152,000	200,000	151,000	—	—	—	—	—	—
Expired	—	16,000	—	21,000	12,000	—	—	7,000	—	—	—
Outstanding at March 31, 2008	69,000	198,000	270,000	758,000	995,000	12,000	26,000	430,000	25,000	14,000	430,000
Exercise price	¥3,275 ($32.69)	¥2,955 ($29.49)	¥2,372 ($23.68)	¥2,695 ($26.90)	¥2,685 ($26.80)	¥1 ($0.01)	¥1 ($0.01)	¥3,211 ($32.05)	¥1 ($0.01)	¥1 ($0.01)	¥3,446 ($34.39)
Average stock price at exercise	¥3,380 ($33.74)	¥3,342 ($33.36)	¥3,344 ($33.38)	¥3,323 ($33.17)	¥3,277 ($32.71)	—	—	—	—	—	—
Fair value price at grant date	—	—	—	—	—	¥2,932 ($29.26)	¥2,932 ($29.26)	¥435 ($4.34)	¥3,063 ($30.57)	¥3,063 ($30.57)	¥420 ($4.19)

The fair value price for 2007 stock options is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Stock option 2007 I	Stock option 2007 II	Stock option 2007 III
Volatility of stock price	19.440%	19.440%	19.440%
Estimated remaining outstanding period	4.5 years	4.5 years	4.5 years
Estimated dividend per share	¥52 ($0.52)	¥52 ($0.52)	¥52 ($0.52)
Risk-free interest rate	1.146%	1.146%	1.146%

Subsequently, at the 102nd Annual General Meeting of Shareholders to be held on June 27, 2008, the Company will propose a resolution to delegate to the Board of Directors of the Company the determination of matters for offering stock acquisition rights to be issued as stock options to the Company's employees and the members of the board of directors and employees of the Company's affiliated companies. Under this proposal, the maximum number of shares to be newly issued or transferred from treasury stock on the exercise of stock options is 600,000 shares of common stock of the Company, and the exercise period is from September 1, 2010 to August 31, 2015.

13 Segment Information

The Companies' operation consists of Consumer Products Business and Chemical Business. The Consumer Products Business has three segments: Beauty Care Business, Human Health Care Business and Fabric and Home Care Business. The Beauty Care Business segment manufactures and sells prestige cosmetics, premium skin care and premium hair care products. The Human Health Care Business segment manufactures and sells food and beverage, sanitary and personal health products. The Fabric and Home Care Business segment manufactures and sells fabric care and home care products. The Chemical Business segment manufactures and sells oleo chemicals, performance chemicals and specialty chemicals.

Effective April 1, 2007, the Companies changed their segmentation by business from Consumer Products, Prestige Cosmetics and Chemical Products to Beauty Care Business, Human Health Care Business, Fabric and Home Care Business and Chemical Business because of the reorganization of their business structure. The change in segmentation is to disclose the segment information by business correctly.

Segment information by business of the Companies for the years ended March 31, 2008 and 2007 was as follows:

	Millions of yen						
	2008						
	Consumer Products Business						
	Beauty Care Business	Human Health Care Business	Fabric and Home Care Business	Total	Chemical Business	Eliminations/ Corporate	Consolidated
Sales to customers	¥627,914	¥191,300	¥274,657	¥1,093,871	¥224,643	¥ —	¥1,318,514
Intersegment sales	—	—	—	—	34,031	(34,031)	—
Total sales	627,914	191,300	274,657	1,093,871	258,674	(34,031)	1,318,514
Operating expenses	600,630	178,144	218,596	997,370	238,989	(34,098)	1,202,261
Operating income	¥ 27,284	¥ 13,156	¥ 56,061	¥ 96,501	¥ 19,685	¥ 67	¥ 116,253
Assets	¥742,856	¥ 93,950	¥119,859	¥ 956,665	¥223,339	¥ 52,597	¥1,232,601
Depreciation and amortization	58,224	9,598	10,606	78,428	15,016	—	93,444
Loss on impairment of long-lived assets	321	189	240	750	564	—	1,314
Capital expenditures	18,479	7,816	8,395	34,690	14,355	—	49,045

	Millions of yen						
	2007						
	Consumer Products Business						
	Beauty Care Business	Human Health Care Business	Fabric and Home Care Business	Total	Chemical Business	Eliminations/ Corporate	Consolidated
Sales to customers	¥584,284	¥183,608	¥269,519	¥1,037,411	¥194,397	¥ —	¥1,231,808
Intersegment sales	—	—	—	—	29,212	(29,212)	—
Total sales	584,284	183,608	269,519	1,037,411	223,609	(29,212)	1,231,808
Operating expenses	554,442	171,796	211,703	937,941	202,429	(29,420)	1,110,950
Operating income	¥ 29,842	¥ 11,812	¥ 57,816	¥ 99,470	¥ 21,180	¥ 208	¥ 120,858
Assets	¥794,287	¥ 89,358	¥120,056	¥1,003,701	¥210,782	¥ 33,314	¥1,247,797
Depreciation and amortization	56,820	10,323	11,947	79,090	13,081	—	92,171
Loss on impairment of long-lived assets	111	118	879	1,108	138	—	1,246
Capital expenditures	35,168	6,861	9,907	51,936	18,207	—	70,143

	Thousands of U.S. dollars						
	2008						
	Consumer Products Business						
	Beauty Care Business	Human Health Care Business	Fabric and Home Care Business	Total	Chemical Business	Eliminations/ Corporate	Consolidated
Sales to customers	$6,267,232	$1,909,372	$2,741,362	$10,917,966	$2,242,170	$ —	$13,160,136
Intersegment sales	—	—	—	—	339,664	(339,664)	—
Total sales	6,267,232	1,909,372	2,741,362	10,917,966	2,581,834	(339,664)	13,160,136
Operating expenses	5,994,909	1,778,062	2,181,815	9,954,786	2,385,358	(340,333)	11,999,811
Operating income	$ 272,323	$ 131,310	$ 559,547	$ 963,180	$ 196,476	$ 669	$ 1,160,325
Assets	$7,414,473	$ 937,718	$1,196,317	$ 9,548,508	$2,229,155	$ 524,972	$12,302,635
Depreciation and amortization	581,136	95,798	105,859	782,793	149,875	—	932,668
Loss on impairment of long-lived assets	3,204	1,886	2,396	7,486	5,629	—	13,115
Capital expenditures	184,439	78,012	83,791	346,242	143,278	—	489,520

Geographic segment information of the Companies for the years ended March 31, 2008 and 2007 was as follows:

	Millions of yen					
	2008					
	Japan	Asia/ Oceania*	America**	Europe***	Eliminations/ Corporate	Consolidated
Sales to customers	¥949,816	¥120,600	¥110,238	¥137,860	¥ —	¥1,318,514
Intersegment sales	18,778	37,695	779	16,788	(74,040)	—
Total sales	968,594	158,295	111,017	154,648	(74,040)	1,318,514
Operating expenses	870,234	157,216	104,170	145,631	(74,990)	1,202,261
Operating income	¥ 98,360	¥ 1,079	¥ 6,847	¥ 9,017	¥ 950	¥ 116,253
Assets	¥869,201	¥136,156	¥ 83,291	¥147,752	¥ (3,799)	¥1,232,601

	Millions of yen					
	2007					
	Japan	Asia/ Oceania*	America**	Europe***	Eliminations/ Corporate	Consolidated
Sales to customers	¥906,790	¥ 99,737	¥106,247	¥119,034	¥ —	¥1,231,808
Intersegment sales	17,406	26,252	484	16,884	(61,026)	—
Total sales	924,196	125,989	106,731	135,918	(61,026)	1,231,808
Operating expenses	821,974	123,422	98,977	127,230	(60,653)	1,110,950
Operating income	¥102,222	¥ 2,567	¥ 7,754	¥ 8,688	¥ (373)	¥ 120,858
Assets	¥908,197	¥122,118	¥ 86,294	¥144,360	¥ (13,172)	¥1,247,797

	Thousands of U.S. dollars					
	2008					
	Japan	Asia/ Oceania*	America**	Europe***	Eliminations/ Corporate	Consolidated
Sales to customers	$9,480,148	$1,203,713	$1,100,289	$1,375,986	$ —	$13,160,136
Intersegment sales	187,424	376,235	7,775	167,562	(738,996)	—
Total sales	9,667,572	1,579,948	1,108,064	1,543,548	(738,996)	13,160,136
Operating expenses	8,685,837	1,569,179	1,039,724	1,453,549	(748,478)	11,999,811
Operating income	$ 981,735	$ 10,769	$ 68,340	$ 89,999	$ 9,482	$ 1,160,325
Assets	$8,675,527	$1,358,978	$ 831,330	$1,474,718	$ (37,918)	$12,302,635

*Asia/Oceania: Asia and Australia **America: North America ***Europe: Europe and South Africa

Sales to foreign customers were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Asia/Oceania	¥135,046	¥112,275	$1,347,899
America	113,816	108,684	1,136,002
Europe	131,859	114,558	1,316,089
Sales to foreign customers	¥380,721	¥335,517	$3,799,990

14 Selling, General and Administrative Expenses

Selling, general and administrative expenses principally consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Advertising	¥ 99,176	¥ 96,892	$ 989,879
Promotion	77,181	69,091	770,346
Research and development	45,070	44,389	449,845
Salaries and bonuses	129,072	118,851	1,288,272
Packing and delivery expenses	74,197	68,664	740,563

15 Other Income (Expenses)

"Other, net" consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Gain on sales of investment securities	¥ 17	¥ 7	$ 169
Loss on sales or disposals of property, plant and equipment, net	(1,722)	(2,089)	(17,187)
Loss on impairment of long-lived assets	(1,314)	(1,246)	(13,115)
Other, net	1,797	2,531	17,936
Total	¥(1,222)	¥ (797)	$(12,197)

16 Derivatives

The Companies enter into foreign exchange forward contracts and foreign currency swaps to hedge foreign exchange risk associated with certain assets and liabilities denominated in foreign currencies.

All derivative transactions are entered into to hedge foreign currency exposures incorporated within the Companies' business. Accordingly, market risk in these derivatives is basically offset by opposite movements in the value of hedged assets or liabilities. The Companies do not hold or issue derivatives for trading or speculative purposes. Because the counterparties to these derivatives are limited to major international financial institutions, the Companies do not anticipate any losses arising from credit risk.

Derivative transactions entered into by the Companies have been made in accordance with internal policies which regulate the authorization and credit limit amounts.

The Companies had the following derivatives contracts outstanding at March 31, 2008 and 2007:

	Millions of yen					
	2008			2007		
	Contract amount	Fair value	Unrealized gain/(loss)	Contract amount	Fair value	Unrealized gain/(loss)
Foreign exchange forward contracts:						
Buying U.S. Dollar	¥ 416	¥ 417	¥ 1	¥ 1,708	¥ 1,688	¥ (20)
Buying Japanese Yen	82	79	(3)	10	10	(0)
Buying British Pound	937	873	(64)	848	866	18
Buying other currencies	—	—	—	39	39	(0)
Selling U.S. Dollar	4,721	4,661	60	2,621	2,581	40
Selling other currencies	1,114	1,088	26	1,868	1,859	9
Foreign currency swaps:						
Receiving Japanese Yen, paying U.S. Dollar	739	55	55	1,567	(68)	(68)
Receiving Japanese Yen, paying Euro	—	—	—	1,565	(277)	(277)
Receiving Japanese Yen, paying British Pound	14,649	603	603	15,501	(1,691)	(1,691)
Receiving U.S. Dollar, paying Euro	5,385	(756)	(756)	3,787	(358)	(358)
Receiving U.S. Dollar, paying Thai Baht	1,125	(148)	(148)	3,063	(89)	(89)

	Thousands of U.S. dollars		
	2008		
	Contract amount	Fair value	Unrealized gain/(loss)
Foreign exchange forward contracts:			
Buying U.S. Dollar	$ 4,152	$ 4,162	$ 10
Buying Japanese Yen	818	789	(29)
Buying British Pound	9,352	8,713	(639)
Selling U.S. Dollar	47,120	46,522	598
Selling other currencies	11,119	10,859	260
Foreign currency swaps:			
Receiving Japanese Yen, paying U.S. Dollar	7,376	549	549
Receiving Japanese Yen, paying British Pound	146,212	6,019	6,019
Receiving U.S. Dollar, paying Euro	53,748	(7,546)	(7,546)
Receiving U.S. Dollar, paying Thai Baht	11,229	(1,477)	(1,477)

17 Related Party Transactions

Transactions of the Company with related parties for the years ended March 31, 2008 and 2007 were as follows:

Mr. Atsushi Takahashi is outside director of the Company and these transactions were conducted with The Sumitomo Trust & Banking Co., Ltd., of which he is Representative Director and Chairman of the Board, on general terms and conditions the same as those of other financial institutions. Mr. Takahashi directly owns 0.0% of the shares (3,000 shares) of the Company.

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Partial repayment of long-term debt	¥3,800	¥3,400	$37,928
Payment of interest	131	73	1,308

The balances of the Company due to related parties for the year ended March 31, 2008 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Current portion of long-term debt	¥ 2,000	¥ 2,000	$ 19,962
Long-term debt	10,800	14,600	107,795

On October 17, 2006, the ASBJ issued ASBJ Statement No. 11, *Accounting Standard for Related Party Disclosures* and related guidance. The new accounting standard for related party disclosures is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted. The Company adopted the new standard from the year ended March 31, 2008.

18 Net Income per Share

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the years ended March 31, 2008 and 2007 is as follows:

	Millions of yen	Thousands of shares	Yen	U.S. dollars
For the year ended March 31, 2008:	Net income	Weighted average shares	EPS	
Basic EPS				
Net income available to common shareholders	¥66,562	543,228	¥122.53	$1.22
Effect of dilutive securities				
Warrants	–	539		
Diluted EPS				
Net income for computation	¥66,562	543,767	¥122.41	$1.22

	Millions of yen	Thousands of shares	Yen
For the year ended March 31, 2007:	Net income	Weighted average shares	EPS
Basic EPS			
Net income available to common shareholders	¥70,528	544,996	¥129.41
Effect of dilutive securities			
Warrants	–	520	
Diluted EPS			
Net income for computation	¥70,528	545,516	¥129.29

Independent Auditors' Report

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
13-23, Shibaura 4-chome
Minato-ku, Tokyo 108-8530
Japan

Tel: +81 (3) 3457 7321
Fax: +81 (3) 3457 1694
www.deloitte.com/jp

To the Board of Directors of
Kao Corporation

We have audited the accompanying consolidated balance sheets of Kao Corporation and consolidated subsidiaries as of March 31, 2008 and 2007, and the related consolidated statements of income, changes in equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kao Corporation and consolidated subsidiaries as of March 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

As discussed in Note 13 to the consolidated financial statements, the Companies changed their segmentation by business effective April 1, 2007.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 9, 2008

Member of
Deloitte Touche Tohmatsu

Principal Subsidiaries and Affiliates (As of July 1, 2008)

Country/Area	Business				Company	Principal Officer
Japan	○	○	●		Kao Customer Marketing Co., Ltd.	Tatsuo Takahashi, President and CEO
	○				Kanebo Cosmetics Inc.	Toshio Takayama, Chairman; Kenji Chishiki, President
	○				Kanebo Cosmetics Sales Inc.	Tadashi Uematsu, President
	○				Nivea-Kao Company Limited	Masanori Sunaga, President
			●		Kao Professional Services Company, Limited	Mitsuo Kimura, President
				○	Kao-Quaker Company, Limited	Tadashi Kusube, President
China	○	○	●	○	Kao (China) Holding Co., Ltd.	Shinichiro Hiramine, President and CEO
	○	○	●		Kao Corporation Shanghai	
	○	○	●		Kao Commercial (Shanghai) Co., Ltd.	
				○	Kao Chemical Corporation Shanghai	Mitsutoshi Nakajima, President and CEO
	○	○	●		Kao (Hong Kong) Limited	Tomoharu Matsuda, President and CEO
Indonesia	○	○	●		P.T. Kao Indonesia	Tsuneo Oba, President and CEO
				○	P.T. Kao Indonesia Chemicals	Yasusuke Ochi, President and CEO
Malaysia	○	○	●		Kao (Malaysia) Sdn. Bhd.	Hiroaki Taki, President and CEO
				○	Fatty Chemical (Malaysia) Sdn. Bhd.	Osamu Tabata, Managing Director
	○				Kao Soap (Malaysia) Sdn. Bhd.	
				○	Kao Oleochemical (Malaysia) Sdn. Bhd.	
				○	Kao Plasticizer (Malaysia) Sdn. Bhd.	
Philippines				○	Pilipinas Kao, Incorporated	Yoshinari Umehara, President and CEO
Singapore				○	Kao (Singapore) Private Limited	Mikio Mori, Chairman and CEO
	○	○	●			Hiroshi Yamaguchi, President and COO
Taiwan	○	○	●	○	Kao (Taiwan) Corporation	Kozo Saito, President and CEO
Thailand	○	○	●		Kao Consumer Products (Southeast Asia) Co., Ltd.	Norihiko Takagi, President and CEO
	○	○	●		Kao Commercial (Thailand) Co., Ltd.	Minoru Tokita, President and CEO
	○	○	●	○	Kao Industrial (Thailand) Co., Ltd.	
Vietnam	○	○			Kao Vietnam Co., Ltd.	Fumiaki Iwasaki, President and CEO
Australia			●		Kao (Australia) Marketing Pty. Ltd.	Douglas French, Director and CEO
Mexico				○	Quimi-Kao, S.A. de C.V.	Francisco Pujadas, President and CEO
United States	○				Kao Brands Company	William Gentner, President and CEO
				○	Kao Specialties Americas LLC	Kazuhiro Nakamura, President and CEO
		○		○	Kao Health and Nutrition LLC	Hideyo Nakamura, President and CEO
Germany	○				KPSS – Kao Professional Salon Services GmbH	Thomas Diekhoff, President and CEO
				○	Kao Chemicals GmbH	Herbert Tripp, President and CEO
Spain				○	Kao Chemicals Europe, S.L.	Takatoshi Kobayashi, President and CEO
				○	Kao Corporation S.A.	Antoni Prat, President and CEO
United Kingdom	○				Molton Brown Limited	Sara Halton, CEO

Consumer Products Business
- ○ Beauty Care Business
- ○ Human Health Care Business
- ● Fabric and Home Care Business

Chemical Business
- ○ Chemical Business

Investor Information (As of March 31, 2008)

Kao Corporation

Head Office
14-10, Nihonbashi Kayabacho 1-chome
Chuo-ku, Tokyo 103-8210, Japan
Telephone: 81-3-3660-7111
Facsimile: 81-3-3660-8978

Founded
June 19, 1887

Common Stock
Authorized: 1,000,000,000 shares
Issued: 549,443,701 shares
Outstanding: 536,703,707 shares
Number of Shareholders: 38,897

Stock Listing
Tokyo Stock Exchange

Ticker Symbol Number
4452

Administrator of Shareholder Register
The Chuo Mitsui Trust and Banking Company, Limited
8-4, Izumi 2-chome, Suginami-ku, Tokyo 168-0063, Japan

Depositary and Registration for American Depositary Receipts (ADR Ticker Symbol: KCRPY)
JP Morgan Chase Bank, N.A.
4 New York Plaza, New York, NY 10004, U.S.A.

Major Shareholders

Name of Shareholders	Investment in Kao by the Shareholders: Number of shares (thousand shares)	Ratio of shareholding (percentage)
Japan Trustee Services Bank, Ltd. (Trust Account)	29,036	5.28
The Master Trust Bank of Japan, Ltd. (Trust Account)	28,352	5.16
Moxley and Company	21,090	3.83
State Street Bank and Trust Company	17,529	3.19
Tokio Marine & Nichido Fire Insurance Co., Ltd.	17,402	3.16

Composition of Shareholders



Securities Companies 2.67%
Treasury Stock 2.32%
Other Companies 3.95%
Individuals and Others 12.71%
Companies and Individuals in Foreign Countries 45.18%
Other Financial Institutions 33.17%

Investor Relations
Telephone: 81-3-3660-7101
Facsimile: 81-3-3660-8978
e-mail: ir@kao.co.jp
Web site: http://www.kao.co.jp/en/ir/

Stock Price Range & Trading Volume (Tokyo Stock Exchange)



Stock Price Range (Yen)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Common Stock Price Range
Tokyo Price Index Close
Monthly Trading Volume (Million Shares)
70
60
50
40
30
20
10
0
2003
2004
2005
2006
2007

Note: Fiscal years beginning April and ending March the following calendar year

Kao Corporation

http://www.kao.co.jp/en/

14-10, Nihonbashi Kayabacho 1-chome
Chuo-ku, Tokyo 103-8210, Japan

Kao Corporation

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210 Japan

File No. 82-34759
August 21, 2008

Office of Investor Education and Assistance
SEC Headquarters

100 F Street, NE
Washington, DC 20549
U.S.A

Re: Kao Corporation – 12g3-2(b) exemption

Dear Sir or Madam:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b).

Annex A lists all documents published, filed or distributed by Kao since July 5, 2008 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b)(4) or as otherwise already available, English translations or summaries are attached. Brief descriptions of the remaining documents for which no English language version has been prepared and original Japanese documents of Annex A are set forth in Annex B hereto.

If you have any further questions or requests for additional information please do not hesitate to contact Vice President, Legal and Compliance - Global at +81-3-3660-7619 (telephone) or +81-3-3660-7942 (facsimile).

Very truly yours,

Kao Corporation

By ______________________
Name: Tadaaki Sugiyama
Title: Vice President
Legal and Compliance - Global

Enclosures: Annex A
Annex B

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE July 5, 2008

A. ENGLISH LANGUAGE DOCUMENTS

(1) Business Results released on July 28, 2008
(Attached hereto as Exhibit A-1 and the original document in Japanese is Exhibit B-1)

(2) Press release dated July 28, 2008
(Attached hereto as Exhibit A-2 and the original document in Japanese is Exhibit B-2)

(3) Press release dated July 28, 2008
(Attached hereto as Exhibit A-3 and the original document in Japanese is Exhibit B-3)

(4) 2008 Annual Report for the fiscal year ended March 31, 2008
(Attached hereto as Exhibit A-4)

B. JAPANESE LANGUAGE DOCUMENTS

(1) Report on Registration for Stock Options dated July 28, 2008
(A brief description in English is set forth in Annex B and the original documents in Japanese are attached hereto as Exhibit B-4)

(2) Securities Registration Statement for Stock Options dated July 28, 2008
(A brief description in English is set forth in Annex B and the original documents in Japanese are attached hereto as Exhibit B-5)

(3) Amendment Report dated July 29, 2008 of the Securities Registration Statement for Stock Options dated July 28, 2008
(A brief description in English is set forth in Annex B and the original document in Japanese is attached hereto as Exhibit B-6)

(4) Amendment Report dated August 7, 2008 of the Securities Registration Statement for Stock Options dated July 28, 2008
(A brief description in English is set forth in Annex B and the original document in Japanese is attached hereto as Exhibit B-7)

(5) First Quarterly Securities Report dated August 7, 2008
(A brief description in English is set forth in Annex B and the original documents in Japanese are attached hereto as Exhibit B-8)

(6) A Note of Confirmation for the Appropriateness of The First Quarterly Securities Report dated August 7, 2008
(A brief description in English is set forth in Annex B and the original document in Japanese is attached hereto as Exhibit B-9)

ENGLISH DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS LISTED IN ANNEX A

(1) Report on Registration for Stock Options dated July 28, 2008

Pursuant to the Financial Instruments and Exchange law of Japan, a report on registration for offering the stock acquisition rights as stock options must be filed every time the company decided to offer stock options for company directors or employees and the aggregate offering price of which is ¥100 million or more. Report is filed with the Director of the Kanto Local Finance Bureau and is available for public inspection at the Tokyo Stock Exchange, Inc. and at the main office of Kao for one year.

July 28, 2008–Kao made an offering of stock acquisition rights as stock options to members of the Board of Directors of the Company and the executive officers of the Company who do not also serve as Company's members of the Board of Directors.

(2) Securities Registration Statement for Stock Options dated July 28, 2008

Pursuant to the Financial Instruments and Exchange law of Japan, securities registration statement on offering of the stock acquisition rights as stock options must be filed every time the company decided to offer stock options for outsider (including oversea affiliate's employee) and the aggregate offering price of which is ¥100 million or more. Report is filed with the Director of the Kanto Local Finance Bureau and is available for public inspection at the Tokyo Stock Exchange, Inc. and at the main office of Kao for one year.

July 28, 2008–Kao made an offering of stock acquisition rights as stock options to employees of the Company and members of the Board of Directors and employees of the Company's affiliated companies.

(3) Amendment Report dated July 29, 2008 of the Securities Registration Statement for Stock Options dated July 28, 2008

As regards the Securities Registration Statement for Stock Option dated July 28, 2008, Amendment Report was filed on July 29, 2008 to amend as follows:

(Before)

Object	Number of people	Number of stock acquisition right
Employees of our company	80	420
Directors of our subsidiaries and affiliated companies	5	27
Total	85	447

(After)

Object	Number of people	Number of stock acquisition right
Employees of our company	81	425
Directors of our subsidiaries and affiliated companies	4	22
Total	85	447

(4) Amendment Report dated August 7, 2008 of the Securities Registration Statement for Stock Options dated July 28, 2008

As regards the Securities Registration Statement for Stock Option dated July 28, 2008, Amendment Report was filed on August 7, 2008 to add a First Quarterly Securities Report as a reference of the Securities Registration Statement.

(5) First Quarterly Securities Report dated August 7, 2008

A first quarterly securities report is required to be filed under the Financial Instruments and Exchange Law of Japan within 45 days after the end of each quarter and sets forth, among other things, the results of operations during such three-month period. The discussion of the results of operations during that period included the following consolidated financial information for Kao:

Income statement line item	**Three months ended 6/30/2008 (in billions)**
Net sales	¥316.8
Operating income	¥25.7
Net income	¥17.0

(6) A Note of Confirmation for the Appropriateness of The First Quarterly Securities Report dated August 7, 2008

A Note of Confirmation for the Appropriateness of First Quarterly Securities Report is required to be filed under the Securities Listing Regulations when First Quarterly Securities Report of the company is filed with Director of the Kanto Local Finance Bureau. This note of Confirmation confirms the appropriateness of its First Quarterly Securities Report dated August 7, 2008 for the first quarter ended June 30, 2008 pursuant to the Financial Instruments and Exchange Law and its related laws and ordinances.

Exhibit A-1

Summary of Consolidated Business Results for the First Quarter Ended June 30, 2008

Tokyo, July 28, 2008 — Kao Corporation today announced its consolidated business results for the three months ended June 30, 2008, the first quarter of the year ending March 31, 2009. The following summary of the business results that Kao submitted to the Tokyo Stock Exchange is unaudited and for reference only.

Ticker code: 4452

Consolidated Financial Highlights (Unaudited)

(Millions of yen, millions of U.S. dollars, except per share data)

	First quarter ended June 30			Fiscal 2007, ended March 31, 2008
	2008	2007	**2008**	
	Yen		U.S. Dollars	Yen
Net sales	**316,848**	318,225	**2,977.3**	1,318,513
Operating income	**25,707**	25,623	**241.6**	116,252
Ordinary income	**26,068**	25,479	**245.0**	114,223
Net income	**17,096**	13,006	**160.6**	66,561
Total assets	**1,174,085**	-	**11,032.6**	1,232,601
Total net assets	**560,226**	-	**5,264.3**	584,709
Net worth / Total assets	**46.8%**	-	**46.8%**	46.6%
Net worth per share (yen/US$)	**1,025.89**	-	**9.64**	1,070.67
Net income per share (yen/US$)	**31.89**	23.86	**0.30**	122.53
Net income per share, fully diluted (yen/US$)	**31.87**	23.83	**0.30**	122.41
Net cash provided by operating activities	**4,536**	23,931	**42.6**	180,322
Net cash used in investing activities	**(13,385)**	(12,430)	**(125.8)**	(52,389)
Net cash used in financing activities	**(10,349)**	(6,830)	**(97.2)**	(101,822)
Cash and cash equivalents at end of period	**85,512**	92,665	**803.5**	112,636

Notes:

1. *Percentage change is not presented because quarterly accounting standards, as defined and published by the Accounting Standards Board of Japan, are applied for the first time from the current fiscal year. For details, please refer to "Qualitative Information and Financial Statements – 4. Other" on page 9.*
2. *Number of shares outstanding at the end of the periods (including treasury stock): 549,443,701 shares as of June 30, 2008, 549,443,701 shares as of March 31, 2008.*
3. *Number of treasury stock at the end of the periods: 13,285,551 shares as of June 30, 2008, 13,296,218 shares as of March 31, 2008.*
4. *Weighted average number of shares outstanding during the three months ended June 30 of each year: 536,154,418 shares for 2008, 545,178,728 shares for 2007.*
5. *Net worth consists of shareholders' equity and adjustments for valuation, foreign currency translation and others.*
6. *Yen amounts are rounded down to the nearest million.*
7. *U.S. dollar amounts represent translations using the approximate exchange rate on June 30, 2008, of 106.42 yen=US$1, and are presented solely for the convenience of readers.*

Forecast of Consolidated Results for the Year Ending March 31, 2009

(Millions of yen, millions of U.S. dollars, except per share data)

	Six months ending September 30, 2008			Year ending March 31, 2009		
	Yen	Year-on-year	U.S. Dollars	Yen	Year-on-year	U.S. Dollars
Net sales	660,000	+0.8%	6,201.8	1,330,000	+0.9%	12,497.7
Operating income	54,000	(2.8%)	507.4	117,000	+0.6%	1,099.4
Ordinary income	53,000	(3.7%)	498.0	115,000	+0.7%	1,080.6
Net income	31,000	+5.7%	291.3	69,000	+3.7%	648.4
Net income per share (yen/US$)	57.82	-	0.54	128.69	-	1.21
Cash dividends per share	28.00	-	0.26	56.00	-	0.53

Notes:

1. *Except net income per share, the forecasts for the six months ending September 30, 2008 and the fiscal year ending March 31, 2009 remain the same as on April 23, 2008, when Kao announced its results for the year ended March 31, 2008.*
2. *The Kao Group forecasts that net sales for the fiscal year ending March 31, 2009 will increase 0.9% year on year to 1,330.0 billion yen. On a like-for-like basis excluding the effect of currency translation, net sales are forecast to increase 2.0%.*
3. *Net income per share is computed based on the estimated weighted average number of shares outstanding during the fiscal year.*
4. *U.S. dollar amounts represent translations using the approximate exchange rate on June 30, 2008, of 106.42 yen=US$1, and are presented solely for the convenience of readers.*

Forward-Looking Statements

This release contains forward-looking statements that are based on management's estimates, assumptions and projections at the time of release. Certain factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity, and fluctuations in currency exchange and interest rates, could cause actual results to differ materially from expectations.

For further information, please contact:

Katsuya Fujii
Vice President
Investor Relations
Tel: +81-3-3660-7101
Fax: +81-3-3660-8978
E-mail: ir@kao.co.jp

Summary of Consolidated Business Results and Financial Condition for the First Quarter Ended June 30, 2008

Qualitative Information and Financial Statements

1. Qualitative Information on Consolidated Business Results

During the three months ended June 30, 2008, the Japanese economy was affected by worsening consumer sentiment caused by rising prices for petroleum-related products and food. In addition, factors such as a forecast decrease in corporate earnings heightened the perception that the economy is slowing. Overseas, the economies of China and other Asian countries continued to expand, but a slowdown in the economies of North America and Europe continued against the backdrop of rising energy prices and the subprime mortgage crisis.

In this environment, although its target markets began to weaken during the quarter, the Kao Group conducted business activities with the aim of profitable growth by continuing to promote products with high added value, and results were almost in line with the Group's plan. Sales were steady in the Consumer Products Business in Asia and Oceania and in the Chemical Business, but the impact of weakening consumer products markets in Japan, North America and Europe and fluctuations in exchange rates resulted in a decrease of 0.4% in net sales compared with the same quarter a year earlier to 316.8 billion yen. Excluding the effect of currency translation, net sales would have increased 1.7%. Prices for natural oils and fats and crude oil continued to rise, and the resulting increase in prices of the raw materials that use them had a significant impact on income. However, the Kao Group actively implemented measures such as sales price adjustments and cost reduction activities. As a result, operating income increased 83 million yen compared with the same quarter a year earlier to 25.7 billion yen, ordinary income increased 0.5 billion yen to 26.0 billion yen, and net income increased 4.0 billion yen to 17.0 billion yen. Operating income before amortization of goodwill and other items related to acquisitions was 35.2 billion yen, which is equivalent to 11.1% of net sales.

The main exchange rates used for translating the financial statement items (income and expenses) of foreign subsidiaries and affiliates were 103.79 yen per U.S. dollar and 158.34 yen per euro.

Summary of Results by Business Segment

Consumer Products Business

Sales decreased 2.7% compared with the same quarter a year earlier to 256.9 billion yen. Excluding the effect of currency translation, sales would have decreased 1.0%.

In the Japanese market, average consumer purchase prices in the major consumer products categories excluding prestige cosmetics were essentially unchanged from the same quarter a year earlier, but the size of the consumer products market decreased slightly in terms of value.

The Kao Group's efforts in Japan included launching new products that respond to changing consumer lifestyles and strengthening its sales system, but the lackluster market caused sales to decrease 1.4% to 206.9 billion yen. However, although the market contracted, the Kao Group was able to increase its market share compared with the same quarter a year earlier for consumer products categories other than prestige cosmetics.

In Asia and Oceania, the benefits of joint initiatives with local retailers and integration of business operations in the region, including Japan, became apparent as sales increased 6.0% to 20.7 billion yen. Excluding the effect of currency translation, sales would have increased 14.6%.

In North America and Europe, with the impact of cooling markets and intensifying competition, sales decreased 13.2% to 33.7 billion yen. Excluding the effect of currency translation, sales would have decreased 5.8%.

Operating income decreased 1.9 billion yen to 18.5 billion yen as a result of lower sales compared with the same quarter a year earlier and the impact of higher raw material prices, particularly for natural oils and fats and petrochemicals.

<u>*Beauty Care Business*</u>

Sales decreased 4.6% compared with the same quarter a year earlier to 146.1 billion yen. Excluding the effect of currency translation, sales would have decreased 2.4%.

In Japan, sales decreased 1.9% to 107.9 billion yen. Sales of prestige cosmetics brands Kanebo Cosmetics and Kao Sofina decreased as the market cooled. Under these conditions, Kanebo Cosmetics aggressively promoted the creation of mega brands with the launch of the *BLANCHIR SUPERIOR* whitening skin care counseling brand and the addition of items to the *COFFRET D'OR* counseling makeup brand, while Kao Sofina also moved to strengthen its brand by launching the *SOFINA beauté* counseling skin care brand in January 2008. Sales of premium skin care products increased steadily, with strong performance by new products launched in spring 2008, such as *Bioré Deep Moisturizing Cotton Lotion* and *Bioré U Happy Citrus Scented* body cleanser. Sales of premium hair care products decreased but were almost in line with the Kao Group's plan. Sales of hair styling and coloring agents were robust, but sales of the *Segreta* hair care brand launched in spring 2007 weakened.

In Asia, body and facial cleansers under the *Bioré* premium skin care brand sold well, particularly in China and Indonesia. Moreover, the Kao Group is newly nurturing *Asience*, a line of premium hair care products, as a pan-Asian brand with launches in China and Thailand, and sales were strong.

In North America and Europe, sales decreased with the impact of cooling consumer sentiment and intensifying competition in the U.S. market, together with the negative effect of exchange rate fluctuations. However, sales of the *John Frieda* and *Guhl* premium hair care brands were solid in the European market.

Sales of prestige cosmetics decreased 2.8% to 73.7 billion yen.

Operating income increased 1.5 billion yen to 6.0 billion yen, due mainly to the completion of amortization of goodwill related to the acquisition of Kao Brands Company (formerly The Andrew Jergens Company) and trademark rights for *Curél*. Operating income before amortization of goodwill and other items related to acquisitions was 15.5 billion yen, which is equivalent to 10.6% of net sales.

Human Health Care Business

Sales increased 1.2% compared with the same quarter a year earlier to 46.8 billion yen. Excluding the effect of currency translation, sales would have increased 2.2%.

In Japan, sales increased 0.2% to 42.4 billion yen. In food and beverage products, the Kao Group launched *Healthya Water Acerola Flavor* sports drink, but intensifying competition caused sales to decrease. In sanitary products, sales of *Laurier Super Guard* sanitary napkins were steady. Sales of *Merries* baby diapers increased, supported by a major improvement in breathability. In personal health products, the Kao Group focused on renewed and improved *Clear Clean* toothpaste, but sales were flat.

In Asia, sales grew on strong performance by *Laurier* sanitary napkins in China and Thailand.

Despite efforts in response to rising raw material prices that included a price adjustment for baby diapers by reducing the number of units per package in tandem with a product improvement and cost reductions, operating income decreased 0.8 billion yen to 2.1 billion yen.

Fabric and Home Care Business

Sales decreased 1.2% compared with the same quarter a year earlier to 63.9 billion yen. Excluding the effect of currency translation, sales would have decreased 0.2%.

In Japan, sales decreased 1.6% to 56.5 billion yen. In fabric care products, continued severe market conditions and the contraction of the gift market led to a slight decrease in sales. The Kao Group worked to enhance the strength of the *Attack* laundry detergent brand while adjusting prices by reducing product volume per package concurrently with an improvement of its cleaning power. Sales of home care products were essentially unchanged. Initiatives such as the March 2008 launch of a *CuCute* dishwasher detergent variant that contains citric acid and orange oil strengthened the brand and supported steady sales. However, sales of household cleaners weakened.

In Asia and Oceania, sales grew as a result of particularly strong performance by *Attack Easy* laundry detergent in Indonesia and the further strengthening of the Kao Group's sales system in China.

Operating income decreased 2.6 billion yen to 10.3 billion yen. Despite efforts such as new and improved product launches, enhancements of the efficiency of marketing investments and price adjustments, the impact of rising raw material prices was substantial.

Chemical Business

As a result of ongoing efforts to further enhance the Chemical Business globally and locally with distinctive products that meet customer needs, sales increased 11.9% compared with the same quarter a year earlier to 69.3 billion yen. Excluding the effect of currency translation, sales would have increased 15.6%.

In Japan, sales increased 14.7% to 34.3 billion yen amid a slowdown among target industries, with weakening mining and manufacturing production. In oleo chemicals and performance chemicals, the Kao Group worked to adjust sales prices in response to rising raw material prices. In specialty chemicals, the Kao Group worked to add further value to and expand sales volume of products such as ink colorants for inkjet printers and cleaners for electronic parts.

In Asia, sales increased 33.2% to 20.5 billion yen. Excluding the effect of currency translation, sales would have increased 45.4 %. The Kao Group concentrated on increasing sales volume and adjusting prices for fatty alcohols, which are a core product, in response to rising raw material prices.

In North America and Europe, sales increased 6.4% to 26.3 billion yen. Excluding the effect of currency translation, sales would have increased 11.2%. Sales of tertiary amines and toner and toner binder for copiers and printers were strong.

Operating income increased 2.1 billion yen to 7.2 billion yen despite the impact of rising prices for natural oils and fats and other raw materials as the Kao Group worked to adjust prices, increase sales volume and reduce costs.

Summary of Results by Geographic Segment

Total sales in Japan, including intersegment sales, increased 0.1% compared with the same quarter a year earlier to 233.3 billion yen. Rising prices for petroleum-related products and food caused consumer sentiment to worsen and the market to cool. However, Kao aggressively launched high-value-added products, strengthened its sales system and adjusted prices in response to rising raw material prices. Despite these measures and cost reduction activities, operating income decreased 0.7 billion yen to 20.1 billion yen due to the impact of higher raw material prices.

Total sales in Asia and Oceania, including intersegment sales, increased 18.0% compared with the same quarter a year earlier to 40.6 billion yen. Excluding the effect of currency translation, sales would have increased 28.1%. The Consumer Products Business benefited from joint initiatives with local retailers and the integration of business operations in Asia, including Japan, while the Chemical Business concentrated on adjusting prices. As a result, operating income increased 2.0 billion yen to 2.4 billion yen.

Total sales in North America, including intersegment sales, decreased 12.6 % compared with the same quarter a year earlier to 25.4 billion yen. Excluding the effect of currency translation, sales would have increased 0.2%. Intense market competition continued in the Consumer Products Business. Operating income decreased 0.9 billion yen to 1.3 billion yen despite measures such as new product launches and other efforts to stimulate the market.

Total sales in Europe, including intersegment sales, increased 0.1% compared with the same quarter a year earlier to 37.4 billion yen. Excluding the effect of currency translation, sales would have increased 1.0%. Despite the impact of the economic slowdown, efforts to improve profitability led to a 0.3 billion yen increase in operating income to 2.0 billion yen.

2. Analysis of Financial Condition

Total assets decreased 58.5 billion yen from the previous fiscal year-end to 1,174.0 billion yen. Principal factors reducing total assets were a 14.4 billion yen decrease in intangible assets with the progress of amortization of intellectual property rights including trademarks and goodwill, a 13.9 billion yen decrease in short-term investments, and an 11.1 billion yen decrease in cash and time deposits.

Total liabilities decreased 34.0 billion yen from the previous fiscal year-end to 613.8 billion yen. A principal item decreasing liabilities was a 23.3 billion yen decrease in accrued income taxes. In addition, accrued expenses included in other current liabilities also decreased.

Net assets decreased 24.4 billion yen compared with the previous fiscal year-end to 560.2 billion yen. Principal factors increasing net assets included net income for the first quarter totaling 17.0 billion yen. Factors reducing net assets included dividend payments and foreign currency translation adjustments totaling 26.0 billion yen associated with the translation of the net assets of overseas subsidiaries into yen. As a result, the net worth ratio was 46.8%, compared with 46.6% at the end of the previous fiscal year.

Net cash provided by operating activities totaled 4.5 billion yen. Items increasing net cash included income before income taxes and minority interests of 25.5 billion yen and depreciation and amortization of 21.5 billion yen. Items decreasing net cash included income taxes paid of 28.5 billion yen, increase in trade receivables of 8.7 billion yen and increase in inventories of 3.7 billion yen.

Net cash used in investing activities totaled 13.3 billion yen. This primarily consisted of purchase of property, plant and equipment of 9.6 billion yen and purchase of intangible assets of 2.1 billion yen.

Net cash used in financing activities totaled 10.3 billion yen. This primarily consisted of 13.2 billion yen for payment of cash dividends, including to minority shareholders.

As a result, the balance of cash and cash equivalents at June 30, 2008 decreased 27.1 billion compared with the end of the previous fiscal year to 85.5 billion yen.

3. Qualitative Information on Forecast of Consolidated Results

Results for the three months ended June 30, 2008 were generally in line with the Kao Group's plan. However, consumer sentiment is cooling because of the rising prices of petroleum-related products and food, and the operating environment is challenging, both in Japan and overseas, with rising concerns about inflation and economic recession. In addition, international market prices for natural oils and fats and crude oil have risen compared with the beginning of this fiscal year, and the likelihood of higher prices is increasing. In order to absorb their impact, the Kao Group will further strengthen collaboration with retailers in ways such as offering in-store merchandizing proposals that respond to consumer changes. In addition, the Kao Group will work to accelerate the product development cycle, launch new and improved products with high added value, adjust sales prices to reflect higher costs and undertake other initiatives to achieve its forecasts.

Therefore, the forecasts for the six months ending September 30, 2008 and the fiscal year ending March 31, 2009 remain the same as announced on April 23, 2008, except for a minor adjustment to net income per share. The main exchange rates are forecast to be 110 yen per U.S. dollar and 160 yen per euro.

4. Other

(1) Significant changes in subsidiaries during the period (changes in specified subsidiaries with changes in the scope of consolidation): None

(2) Application of the following accounting procedures:

(a) Simplified accounting procedures:

(i) Valuation of inventories

Inventories at the end of the first quarter are mainly calculated using a reasonable estimate based on actual inventories at the end of the previous fiscal year, in lieu of an actual physical inventory.

In addition, the carrying amount of inventories is reduced to estimated net selling value only where there is an obvious decrease in profitability.

(ii) Method of calculating depreciation of fixed assets

For assets depreciated using the declining balance method, depreciation expenses applicable to the fiscal year are calculated on a pro-rata basis.

(b) Accounting procedures specific to the preparation of quarterly consolidated financial statements: None

(3) Changes in accounting principles and procedures as well as presentation methods related to preparation of quarterly consolidated financial statements

(a) Application of "Accounting Standard for Quarterly Financial Reporting" and related guidance

"Accounting Standard for Quarterly Financial Reporting" (Accounting Standards Board of Japan [ASBJ] Statement No. 12, March 14, 2007) and "Guidance on Accounting Standard for Quarterly Financial Reporting" (ASBJ Guidance No. 14, March 14, 2007) are applied from the current fiscal year ending March 31, 2009. Quarterly financial statements are prepared in accordance with "Rules for Quarterly Consolidated Financial Statements."

(b) Application of "Accounting Standard for Measurement of Inventories"

Inventories were previously stated at the lower of cost or market, determined principally by the average method. However, with the Company's adoption of "Accounting Standard for Measurement of Inventories" (ASBJ Statement No. 9, July 5, 2006) from the first quarter ended June 30, 2008, inventories held for sale in the ordinary course of business are measured at the lower of cost or net selling value, which is defined as the selling price less additional estimated manufacturing costs and estimated direct selling expenses, determined principally by the average method. The impact of the change on operating income, ordinary income and income before income taxes and minority interests is immaterial.

(c) Application of "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements"
"Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements" (ASBJ Practical Issues Task Force No. 18, May 17, 2006) has been applied from the first quarter ended June 30, 2008 and necessary modifications have been made for consolidation. The impact of this change on operating income, ordinary income and income before income taxes and minority interests is immaterial.

(d) Application of "Accounting Standard for Lease Transactions" and related guidance
Finance lease transactions without title transfer were formerly accounted for as operating leases. On March 30, 2007, the ASBJ issued ASBJ Statement No. 13, "Accounting Standard for Lease Transactions," which revised the former accounting standard for lease transactions issued on June 17, 1993, and ASBJ Guidance No. 16, "Guidance on Accounting Standard for Lease Transactions," which revised the former guidance issued on January 18, 1994. The revised accounting standard is permitted to be adopted for fiscal years beginning on or after April 1, 2008. Accordingly, the Company has applied the revised accounting standard from the first quarter ended June 30, 2008. The revised accounting standard requires that all finance lease transactions shall be capitalized. In addition, leased assets related to finance lease transactions without title transfer are depreciated on a straight-line basis, with the lease periods as their useful lives and no residual value. The impact of this change on operating income, ordinary income and income before income taxes and minority interests is immaterial.

(e) Changes of items related to the business year of consolidated subsidiaries
The fiscal year-end for Kanebo Cosmetics Inc. and its seven domestic subsidiaries, which was previously December 31, has been changed to March 31. Consequently, the results of these companies for the three months from April 1, 2008 to June 30, 2008 are consolidated in the first quarter ended June 30, 2008. Income for the three-month period from January 1, 2008 to March 31, 2008 is recorded in retained earnings. In the consolidated statements of cash flows, this change is stated as "Decrease in cash and cash equivalents resulting from change of fiscal term of subsidiaries."

Consolidated Balance Sheets

Millions of yen

	Q1/FY2008 Jun 30, 2008	FY2007 Mar 31, 2008
Assets		
Current assets	**396,164**	**435,566**
Cash and time deposits	42,647	53,785
Notes and accounts receivable-trade	144,832	154,201
Short-term investments	40,966	54,959
Merchandise and finished goods	86,055	83,778
Work in process	15,305	15,459
Raw materials and supplies	23,732	26,350
Other	44,762	49,425
Allowance for doubtful receivables	(2,138)	(2,394)
Fixed assets	**777,921**	**796,986**
Property, plant and equipment	1,110,082	1,119,875
Accumulated depreciation	(832,410)	(838,127)
Net property, plant and equipment	277,671	281,747
Goodwill	228,311	238,500
Trademarks	122,433	127,328
Other	35,862	35,258
Intangible assets	386,608	401,087
Investments and other assets	113,641	114,151
Deferred assets	-	48
Total assets	**1,174,085**	**1,232,601**
Liabilities		
Current liabilities	**283,511**	**323,971**
Notes and accounts payable-trade	106,205	109,574
Short-term debt	21,613	21,828
Current portion of long-term debt	22,045	22,049
Accrued income taxes	5,970	29,344
Other	127,676	141,175
Long-term liabilities	**330,347**	**323,920**
Bonds	99,996	99,996
Long-term debt	170,285	169,764
Liability for employee retirement benefits	34,224	32,041
Other	25,840	22,117
Total liabilities	**613,858**	**647,891**
Net assets		
Shareholders' equity	**583,858**	**582,030**
Common stock	85,424	85,424
Capital surplus	109,561	109,561
Retained earnings	427,995	426,206
Treasury stock, at cost	(39,122)	(39,161)
Adjustments for valuation, foreign currency translation and others	**(33,821)**	**(7,992)**
Unrealized gain on available-for-sale securities	3,848	3,394
Deferred gains or losses on hedges	73	-
Foreign currency translation adjustments	(37,399)	(11,386)
Other	(344)	-
Stock acquisition rights	**598**	**598**
Minority interests	**9,591**	**10,072**
Total net assets	**560,226**	**584,709**
Total liabilities and net assets	**1,174,085**	**1,232,601**

Note: The results for the first quarter of FY2007, ended June 30, 2007, are stated using figures disclosed under the guidelines of the Tokyo Stock Exchange effective at the time of announcement for reference purposes only. The said guidelines differ from the quarterly accounting standards defined and published by Accounting Standards Board of Japan that are applied for the first time from the current fiscal year.

Consolidated quarterly statements of income

Millions of yen

	Q1/FY2008 Apr '08 - Jun '08	Q1/FY2007 Apr '07 - Jun '07
Net sales	**316,848**	**318,225**
Cost of sales	134,890	131,556
Gross profit	**181,957**	**186,669**
Selling, general and administrative expenses	156,250	161,045
Operating income	**25,707**	**25,623**
Non-operating income	2,206	1,643
Interest income	658	-
Dividend income	112	-
Interest income and dividend income	-	862
Equity in earnings of nonconsolidated subsidiaries and affiliates	337	-
Other	1,098	780
Non-operating expenses	1,845	1,787
Interest expense	1,350	1,445
Foreign currency exchange loss	333	-
Equity in losses of nonconsolidated subsidiaries and affiliates	-	70
Other	160	271
Ordinary income	**26,068**	**25,479**
Extraordinary gain	175	99
Gain on sales of fixed assets	18	-
Reversal of allowance for doubtful receivables	117	-
Other	39	-
Extraordinary loss	699	674
Loss on sales/disposals of fixed assets	226	-
Loss on impairment of long-lived assets	365	-
Other	107	-
Income before income taxes and minority interests	**25,543**	**24,904**
Income taxes	7,981	11,509
Income taxes-current	6,130	-
Income taxes-deferred	1,851	-
Minority interests in earnings of consolidated subsidiaries	464	388
Net income	**17,096**	**13,006**

Note: The results for the first quarter of FY2007, ended June 30, 2007, are stated using figures disclosed under the guidelines of the Tokyo Stock Exchange effective at the time of announcement for reference purposes only. The said guidelines differ from the quarterly accounting standards defined and published by Accounting Standards Board of Japan that are applied for the first time from the current fiscal year.

Major items of consolidated SG&A expenses

Millions of yen

	Q1/FY2008 Apr '08 - Jun '08
Freight/warehouse	18,163
Advertising	24,959
Sales promotion	16,112
Salaries and wages	32,436
Research and development	11,501

Consolidated Statements of Cash Flows

Millions of yen

	Q1/FY2008 Apr '08 - Jun '08	Q1/FY2007 Apr '07 - Jun '07
Operating activities:		
Income before income taxes and minority interests	25,543	24,904
Adjustments for:		
Depreciation and amortization	21,519	22,347
Loss on impairment of long-lived assets	365	-
Interest and dividend income	(770)	(862)
Interest expense	1,350	1,445
Unrealized foreign currency exchange gain (loss)	(420)	-
Equity in (earnings) losses of nonconsolidated subsidiaries and affiliates	(337)	-
Loss (gain) on sales and retirement of fixed assets	208	-
Change in trade receivables	(8,789)	(6,092)
Change in inventories	(3,786)	(9,504)
Change in trade payables	3,676	4,101
Change in liability for retirement benefits	2,068	290
Change in prepaid pension cost	-	1,642
Other, net	(7,307)	(4,346)
Subtotal	33,321	33,926
Interest and cash dividends received	872	854
Interest paid	(1,073)	(1,271)
Income taxes paid	(28,583)	(9,578)
Net cash provided by operating activities	**4,536**	**23,931**
Investing activities:		
Purchase of property, plant and equipment	(9,635)	-
Increase in intangible assets	(2,146)	-
Purchase of marketable securities and investment securities	-	(6)
Proceeds from the redemption and sales of marketable securities and investment securities	-	0
Purchase of property, plant and equipment and intangible assets	-	(11,080)
Proceeds from sales of property, plant and equipment	-	232
Payments for long-term prepaid expenses	(1,328)	-
Change in short-term loans, net	(245)	(600)
Payments for long-term debt	(518)	(509)
Change in other investments	489	(465)
Net cash used in investing activities	**(13,385)**	**(12,430)**
Financing activities:		
Change in short-term debt, net	2,157	-
Net increase (decrease) in debt	-	5,689
Proceeds from long-term loans	757	-
Repayments of long-term loans	(80)	-
Purchase of treasury stock	(95)	(155)
Payments of cash dividends	(13,181)	(12,766)
Payments of cash dividends to minority shareholders	(27)	-
Other, net	119	402
Net cash used in financing activities	**(10,349)**	**(6,830)**
Translation adjustments on cash and cash equivalents	**(7,914)**	**(159)**
Net increase (decrease) in cash and cash equivalents	**(27,113)**	**4,511**
Cash and cash equivalents at beginning of period	**112,636**	**88,154**
Cash and cash equivalents from newly consolidated subsidiary, increase	**338**	**-**
Decrease in cash and cash equivalents resulting from change of fiscal term of subsidiaries	**(349)**	**-**
Cash and cash equivalents at end of period	**85,512**	**92,665**

Note: The results for the first quarter of FY2007, ended June 30, 2007, are stated using figures disclosed under the guidelines of the Tokyo Stock Exchange effective at the time of announcement for reference purposes only. The said guidelines differ from the quarterly accounting standards defined and published by Accounting Standards Board of Japan that are applied for the first time from the current fiscal year.

Segment Information by Business

Millions of yen

Q1/FY2008 Apr '08 - Jun '08	Consumer Products Business							
	Beauty Care Business	Human Health Care Business	Fabric & Home Care Business	Total	Chemical Business	Total	Corporate/ Eliminations	Consolidated
Net sales								
Sales to customers	146,196	46,817	63,980	256,994	59,853	316,848	-	316,848
Intersegment sales	-	-	-	-	9,492	9,492	(9,492)	-
Total	146,196	46,817	63,980	256,994	69,346	326,340	(9,492)	316,848
Operating expenses	140,133	44,664	53,679	238,476	62,132	300,609	(9,468)	291,140
Operating income	6,063	2,152	10,300	18,517	7,213	25,731	(23)	25,707

Q1/FY2007 Apr '07 - Jun '07	Consumer Products Business							
	Beauty Care Business	Human Health Care Business	Fabric & Home Care Business	Total	Chemical Business	Total	Corporate/ Eliminations	Consolidated
Net sales								
Sales to customers	153,236	46,252	64,762	264,251	53,974	n/a	-	318,225
Intersegment sales	-	-	-	-	8,011	n/a	(8,011)	-
Total	153,236	46,252	64,762	264,251	61,985	n/a	(8,011)	318,225
Operating expenses	148,685	43,234	51,837	243,757	56,890	n/a	(8,046)	292,601
Operating income	4,550	3,017	12,924	20,493	5,094	n/a	35	25,623

Note: The results for the first quarter of FY2007, ended June 30, 2007, are stated using figures disclosed under the guidelines of the Tokyo Stock Exchange effective at the time of announcement for reference purposes only. The said guidelines differ from the quarterly accounting standards defined and published by Accounting Standards Board of Japan that are applied for the first time from the current fiscal year.

Consolidated Segment Information by Geography

Millions of yen

Q1/FY2008
Apr '08 - Jun '08

	Japan	Asia/Oceania	North America	Europe	Total	Corporate/ Eliminations	Consolidated
Net sales							
Sales to customers	228,454	29,923	25,270	33,199	316,848	-	316,848
Intersegment sales	4,938	10,749	217	4,211	20,117	(20,117)	-
Total	**233,393**	**40,673**	**25,488**	**37,410**	**336,965**	**(20,117)**	**316,848**
Operating expenses	**213,289**	**38,214**	**24,157**	**35,318**	**310,980**	**(19,840)**	**291,140**
Operating income	**20,103**	**2,458**	**1,330**	**2,092**	**25,984**	**(277)**	**25,707**

Sales to Foreign Customers

Millions of yen

Q1/FY2008 Apr '08 - Jun '08	Asia/Oceania	Americas	Europe	Total
Total sales to foreign customers	33,249	26,349	31,283	90,883
Consolidated net sales				316,848
Percentage of sales to foreign customers to consolidated net sales	10.5%	8.3%	9.9%	28.7%

Sales Composition

Millions of yen

	Q1/FY2008 Apr '08 - Jun '08	Q1/FY2007 Apr '07 - Jun '07
Consumer Products Business		
Beauty Care Business	107,957	110,098
Human Health Care Business	42,489	42,424
Fabric and Home Care Business	56,506	57,433
Total Japan	206,952	209,956
Asia and Oceania	20,771	19,600
North America and Europe	33,756	38,901
Eliminations	(4,486)	(4,207)
Total	**256,994**	**264,251**
Chemical Business		
Japan	34,392	29,991
Asia	20,520	15,403
North America and Europe	26,350	24,754
Eliminations	(11,917)	(8,164)
Total	**69,346**	**61,985**
Total before Eliminations	**326,340**	**326,236**
Eliminations	(9,492)	(8,011)
Consolidated Net Sales	**316,848**	**318,225**

Note: The results for the first quarter of FY2007, ended June 30, 2007, are stated using figures disclosed under the guidelines of the Tokyo Stock Exchange effective at the time of announcement for reference purposes only. The said guidelines differ from the quarterly accounting standards defined and published by Accounting Standards Board of Japan that are applied for the first time from the current fiscal year.

[Appendix]

Major Products by Business Segment

Business Segment		Major Products	
Consumer products business	Beauty care business	Prestige cosmetics	Counseling cosmetics, self-selection cosmetics
		Premium skin care products	Soaps, facial cleansers, body cleansers
		Premium hair care products	Shampoos, conditioners, hair styling agents, hair coloring agents
	Human health care business	Food and beverage products	Cooking oils, beverages
		Sanitary products	Sanitary napkins, baby diapers
		Personal health products	Bath additives, oral care products, men's products
	Fabric and home care business	Fabric care products	Laundry detergents, fabric treatments
		Home care products	Kitchen cleaning products, house cleaning products, paper cleaning products, commercial-use products
Chemical business		Oleo chemicals	Fatty alcohols, fatty amines, fatty acids, glycerin, commercial-use edible fats and oils
		Performance chemicals	Surfactants, plastics additives, superplasticizers for concrete admixtures
		Specialty chemicals	Toner and toner binder for copiers and printers, ink and colorants for inkjet printers, fragrances and aroma chemicals

Exhibit A-2

Kao Corporation

Notice Regarding Allotment of Stock Options ("Share Remuneration Type Stock Options")

July 28, 2008

Kao Corporation (the "Company") hereby makes the following announcement: the Board of Directors, at the meeting of the Board of Directors held on the date hereof, resolved: (i) the following details concerning the offering stock acquisition rights (*shinkabu yoyaku ken*) to be issued as stock options to the members of the Board of Directors of the Company and the executive officers of the Company who do not also serve as Company's members of the Board of Directors ("Company D&O"); and (ii) to make an offering of stock acquisition rights to the subscribers of the relevant stock acquisition rights, with the purpose of: (a) enhancing the motivation and morale of the Company D&O to improve the performance and stock values of the Company, through further increasing the correlation between the remuneration of the Company D&O and the performance and stock values of the Company; and (b) further increasing the Company's corporate value, through promoting the shared interests of the Company D&O and the Company's shareholders, pursuant to Articles 236, 238 and 240 of the Corporation Law.

<u>Terms and Conditions of the Issuance</u>

1. Name of Stock Acquisition Rights:

   Stock Acquisition Rights Series 7-A of Kao Corporation

2. Total Number of Stock Acquisition Rights:

   37 stock acquisition rights

   The above total number is the planned allotted number. If the total number of stock acquisition rights to be allotted decreases, including the case where an application has not been made for subscription, the total number of stock acquisition rights to be allotted shall be the total stock acquisition rights to be issued.

3. Type and Number of Shares to be Delivered upon Exercise of Stock Acquisition Rights:

   The type of shares to be delivered upon exercise of the stock acquisition rights will be shares of the Company's common stock, and the number of shares to be delivered upon exercise of each stock acquisition right ("Allotted Number of Shares") will be 1,000 shares. If, however, after the date of allotment of the stock acquisition right ("Allotment Date"), the shares of the Company's common stock are subject to any stock split (including any *gratis* allotment of the shares of the Company's common stock; and the same being applied whenever "stock split" is mentioned in the following paragraphs) or any stock consolidation, the Allotted Number of Shares will be adjusted using the following formula, rounding down to the nearest yen any amount less than 1 yen resulting from the adjustment:

$$\text{Adjusted Allotted Number of Shares} = \text{Number of Shares before Adjustment} \times \text{Stock Split/Stock Consolidation Ratio}$$

   The adjusted Allotted Number of Shares shall apply: (i) on or after the following day of the record date of the relevant stock split in the event of a stock split; or (ii) on or after the effective day of the stock consolidation in the event of a stock consolidation. However, in the event of a stock split to be conducted on the condition that the proposal for increasing the capital or the capital surplus by decreasing the retained earnings be approved at the general meeting of shareholders of the Company, and if the record date of the stock split shall be any day prior to the conclusion day of the relevant general meeting of shareholders, the adjusted Allotted Number of Shares shall apply retrospectively to the following day of such record date, on or after the following day of the conclusion day of the relevant general meeting of shareholders.

In addition to the above, if, after the Allotment Date, there is an unavoidable reason for requiring the adjustment of the Allotted Number of Shares, the Allotted Number of Shares will be adjusted to a reasonable extent.

Furthermore, when the Allotted Number of Shares is adjusted, the Company shall give notice or publicly announce to the respective person holding stock acquisition rights, who is registered in the registry of the stock acquisition rights ("Stock Acquisition Right Holder"), of the necessary matters, no later than the day prior to the day when the adjusted Allotted Number of Shares will apply. However, if no notice or public announcement can be made on the day prior to the day when the adjusted Allotted Number of Shares applies, such notice or public announcement shall be promptly made subsequently.

4. Value of Assets Contributed upon Exercise of Stock Acquisition Rights:

   The value of the assets to be contributed upon the exercise of each stock acquisition right is equal to the product of: one (1) yen to be paid for each share that will be delivered upon the exercise of stock acquisition rights; and the Allotted Number of Shares.

5. Period for Exercising Stock Acquisition Rights:

   From July 1, 2010 to June 30, 2015

6. Matters Concerning an Increase in Capital and Capital Surplus in the Event of Issuance of Shares upon the Exercise of Stock Acquisition Rights:

   (1) The amount of an increase in capital, in the event of the issuance of shares upon the exercise of stock acquisition rights, will be equal to the amount of the maximum increase in the amount of capital or the like calculated in accordance with Article 40, Paragraph 1 of the "Corporate Calculation Rules" multiplied by one half (1/2), with any amount less than 1 yen resulting from the calculation rounded up to the nearest yen.

   (2) The amount of an increase in the capital surplus, in the event of the issuance of shares upon the exercise of stock acquisition rights, will be equal to the amount of the maximum increase in the amount of capital or the like provided for in (1) above, less the amount of the increase in capital provided for in (1) above.

7. Restrictions on Acquiring Stock Acquisition Rights by Transfer:

   Acquiring stock acquisition rights by transfer is subject to the approval of the Board of Directors of the Company by resolution.

8. Reasons and Terms for Acquiring Stock Acquisition Rights:

The Company may acquire *gratis* stock acquisition rights, if a proposal for approval of a merger agreement under which the Company is to become a dissolved company, a proposal for the approval of an absorption-type demerger (*kyushu bunkatsu*) agreement or incorporation-type demerger (*shinsetsu bunkatsu*) plan under which the Company is to become a demerged company, or a proposal for the approval of a share-for-share exchange (*kabushiki kokan*) agreement or a stock transfer (*kabushiki iten*) plan under which the Company is to become a wholly-owned subsidiary, is approved at the Company's general meeting of shareholders (or if the Board of Directors resolves to proceed with any of the foregoing proposals in a case where a resolution of a general meeting of shareholders is not required), on the date separately determined by the Board of Directors of the Company.

9. Handling of Stock Acquisition Rights Upon Restructuring:

In the event the Company conducts a merger (limited to where the Company is dissolved as a result of the merger), an absorption-type demerger, an incorporation-type demerger, a share-for-share exchange, or a stock transfer (collectively "Restructuring"), stock acquisition rights of one of the stock corporations listed in Article 236, Paragraph 1, Item 8(a) through (e) of the Corporation Law (as the case may be)("Restructured Company") will be delivered to the holders of the stock acquisition rights remaining at the time the Restructuring takes effect ("Remaining Stock Acquisition Rights") in accordance with the following conditions. In this case, the Remaining Stock Acquisition Rights will be forfeited and the Restructured Company will newly issue stock acquisition rights.

However, the foregoing applies only where the delivery of the stock acquisition rights of the Restructured Company, in accordance with the following terms, is provided for in the relevant merger agreement, absorption-type demerger agreement, incorporation-type demerger plan, share-for-share exchange agreement, or stock transfer agreement:

(1) Number of Stock Acquisition Rights of the Restructured Company to be Delivered:

Stock acquisition rights will be delivered to the respective holders of Remaining Stock Acquisition Rights in the same number as the Remaining Stock Acquisition Rights held by them.

(2) Type of Shares of the Restructured Company to be Delivered upon Exercise of Stock Acquisition Rights:

Shares of the Restructured Company's common stock

(3) The number of shares of the Restructured Company to be delivered upon Exercise of Stock Acquisition Rights:

A decision will be made subject to 3. above, considering the terms for the Restructuring.

(4) Value of Assets Contributed upon Exercise of Stock Acquisition Rights:

The value of assets contributed upon the exercise of each stock acquisition right is equal to the product of: the paid-in amount after the Restructuring; and the number of shares of the Restructured Company delivered upon exercise of those stock acquisition rights, determined in accordance with (3) above. The paid-in amount after the Restructuring shall be one (1) yen for each share in the Restructured Company issuable upon the exercise of stock acquisition rights.

(5) Period for Exercising Stock Acquisition Rights:

A period commencing on either the initial date of the period for exercising stock acquisition rights as provided for in 5. above, or the effective date of the Restructuring, whichever event occurs later, and ending on the date of expiration of the period for exercising stock acquisition rights as provided for in 5. above.

(6) Matters Concerning Increase in Capital and Capital Surplus In the Event of Issuance of Shares upon Exercise of Stock Acquisition Rights:

To be decided subject to 6. above.

(7) Restrictions on Acquiring Stock Acquisition Rights by Transfer:

Acquiring stock acquisition rights by transfer is subject to the approval of the board of directors of the Restructured Company by resolution ("director", if the Restructured Company is not a company with a board of directors).

(8) Terms and Conditions for Acquiring Stock Acquisition Rights:

To be decided subject to 8. above.

(9) Other Conditions for Exercising Stock Acquisition Rights:

To be decided subject to 11. below.

10. Handling of Fraction Less than One Share upon Exercise of Stock Acquisition Rights:

Any fraction less than one share in the number of shares to be delivered to any Stock Acquisition Right Holder who has exercised stock acquisition rights will be rounded down.

11. Other Terms for Exercising Stock Acquisition Rights:

One stock acquisition right cannot be exercised by further dividing the right.

12. Calculation Method of Paid-in Amount for Stock Acquisition Rights:

The paid-in amount for each stock acquisition right shall be equal to the product of: the option price per share calculated based on the basic figures described below in accordance with the following Black-Scholes model; and the Allotted Number of Shares.

$$C = Se^{-qT}N(d) - Xe^{-rT}N\left(d - \sigma\sqrt{T}\right)$$

$$d = \frac{\ln\left(\frac{S}{X}\right) + \left(r - q + \frac{\sigma^2}{2}\right)T}{\sigma\sqrt{T}}$$

(1) Option price per share (C)
(2) Share price (S): the closing price of the common stock of the Company under a regular transaction at the Tokyo Stock Exchange on August 29, 2008 (the basic price of the following transaction day, if there is no closing price.)

(3) Exercise price (X): 1 yen
(4) Projected remaining period (T): 4.5 years
(5) Volatility (σ): share price volatility rate calculated based on the closing price of the common stock of the Company under a regular transaction on the last transaction day of each week during the 4.5 years (from February 27, 2004 to August 29, 2008)
(6) Risk-free interest rate (r): interest rate of the government bonds whose remaining years match the projected remaining period
(7) Dividend yield (q): dividend per share (dividend results for Fiscal Year 2007) of the common stock of the Company divided by the share price defined in (2) above
(8) Cumulative distribution function of the standard normal distribution ($N(\cdot)$)

13. Date of Allotment of Stock Acquisition Rights:

August 29, 2008

14. Payment Date of Money in Exchange for Stock Acquisition Rights:

Payment date shall be August 29, 2008.

15. Request for Exercise of Stock Acquisition Rights and Payment Method:

(1) Upon exercise of the stock acquisition rights, the necessary items shall be filled in on the "Request for Exercise of Stock Acquisition Rights" form by the Stock Acquisition Right Holder, in a manner designated by the Company, with a seal or sign affixed, then the "Request for Exercise of Stock Acquisition Rights" shall be submitted to the place of acceptance of the request for exercise defined in 16. below. The "Request for Exercise of Stock Acquisition Rights" shall be accepted at the place of acceptance of the request for exercise only on the business days of the Company.

(2) Along with the submission of the "Request for Exercise of Stock Acquisition Rights" stated in (1) above, the amount equal to the value of assets contributed upon the exercise of each stock acquisition right multiplied by the number of the stock acquisition rights to be exercised ("Paid-in Amount") shall be remitted in cash to the bank account designated by the Company ("Designated Account") at the payment handling place defined in 17. below, no later than the date designated by the Company.

16. Place of Acceptance of Request for Exercise of Stock Acquisition Rights:

The Human Capital Development Department of the Company (If there is any change in the departments in charge of the administration relating to the stock acquisition rights, then the relevant department after such change; If the Company outsources the relevant administration to a third party, such third party.)

17. Payment Handling Place upon Exercise of Stock Acquisition Rights:

Otemachi Business Department of Mizuho Corporate Bank, Ltd. (or the then succeeding bank of the relevant bank or the then succeeding branch of the relevant branch)

18. Effective Period of Exercising Stock Acquisition Rights, etc.:

(1) The exercise of the stock acquisition rights becomes effective when the payment handling place accepts the same "Request for Exercise of Stock Acquisition Rights", that was accepted at the place of acceptance of the "Request for Exercise of Stock Acquisition

Rights", and the Paid-in Amount defined in 15. (2) is remitted to the Designated Account.

(2) The Company shall issue a stock certificate after the completion of the exercise procedures without delay. However, no stock certificate shall be issued for shares that are less than one unit share (*tangen miman kabushiki*).

19. Handling in Connection with Re-reading of the Provisions or Other Measures in this Terms and Conditions of the Issuance:

    If any re-reading of the provisions or any other measures in this Terms and Conditions of the Issuance becomes necessary, the Company may change this Terms and Conditions of the Issuance in connection therewith in a manner deemed appropriate by the Company in accordance with the Corporate Law and the purposes of the stock acquisition rights, and such change shall be incorporated into this Terms and Conditions of the Issuance.

20. Public Disclosure of Terms and Conditions of the Issuance:

    The Company shall keep a copy of this Terms and Conditions of the Issuance of the stock acquisition rights at its head office so as to be available to Stock Acquisition Right Holders for their review during its business hours.

21. Any other necessary matters relating to the stock acquisition rights shall be exclusively delegated to the representative directors.

Furthermore, stock acquisition rights are to be allotted to the members of the Board of Directors of the Company and the executive officers of the Company who do not also serve as Company's members of the Board of Directors, totaling 27 people. The total number of 37 units of stock acquisition rights, described in 2. above, are made up as follows: 25 units to be allotted to the members of the Board of Directors of the Company and 12 units to be allotted to those executive officers who do not also serve as Company's members of the Board of Directors. The people and number of units to be allotted the stock acquisition rights will be resolved at a meeting of the Board of Directors at a later date.

Reference:
The stock acquisition rights to be allotted to the members of the Board of Directors are remuneration, etc., concerning stock acquisition rights to be allotted as stock options, within the limit of 200 million yen (excluding any part of remuneration, etc., to be paid to the member of the Board of Directors who also serves as an employee for his/her service as an employee) as the total maximum annual amount and a total number of 50 stock acquisition rights (50,000 shares in common stock) as the maximum number of stock acquisition rights, which was approved at the 100th Annual General Meeting of Shareholders, held on June 29, 2006.

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-3

Notice Regarding Allotment of Stock Options

July 28, 2008

Kao Corporation (the "Company") hereby makes the following announcement: the Board of Directors, at the meeting of the Board of Directors held on the date hereof, resolved: (i) the following details concerning the offering stock acquisition rights (*shinkabu yoyaku ken*) to be issued as stock options at especially favorable terms to employees of the Company, and members of the Board of Directors and employees of the Company's affiliated companies (collectively, "Employees"); and (ii) to make the offering of stock acquisition rights to the subscribers of the relevant stock acquisition rights, for the purpose of further increasing the Companies corporate value, through promoting the shared interests of the Employees and the Company's shareholders, pursuant to Articles 236, 238 and 239 of the Corporation Law, and the resolution of the 102nd Annual General Meeting of Shareholders of the Company held on June 27, 2008.

Terms and Conditions of the Issuance

1. Name of Stock Acquisition Rights:

   Stock Acquisition Rights Series 7-B of Kao Corporation

2. Total Number of Stock Acquisition Rights:

   447 stock acquisition rights

   The above total number is the planned allotted number. If the total number of stock acquisition rights to be allotted decreases, including the case where an application has not been made for subscription, the total number of stock acquisition rights to be allotted shall be the total stock acquisition rights to be issued.

3. Type and Number of Shares to be Delivered upon Exercise of Stock Acquisition Rights:

   The type of shares to be delivered upon exercise of the stock acquisition rights will be shares of the Company's common stock, and the number of shares to be delivered upon exercise of each stock acquisition right ("Allotted Number of Shares") will be 1,000 shares. If, however, after the date of allotment of the stock acquisition rights ("Allotment Date"), the shares of the Company's common stock are subject to any stock split (including any *gratis* allotment of the shares of the Company's common stock; and the same being applied whenever "stock split" is mentioned in the following paragraphs) or any stock consolidation, the Allotted Number of Shares will be adjusted using the following formula, and any amount less than 1 yen resulting from the adjustment shall be rounded down to the nearest yen. The provision in 5(2)(ii) below shall apply *mutatis mutandis* to determine the day when the adjusted Allotted Number of Shares is to apply.

$$\text{Adjusted Allotted Number of Shares} = \text{Number of Shares before Adjustment} \times \text{Stock Split/ Stock Consolidation Ratio}$$

   In addition to the above, if, after the Allotment Date, there is an unavoidable reason for requiring the adjustment of the Allotted Number of Shares, the Allotted Number of Shares will be adjusted to a reasonable extent.

Furthermore, when the Allotted Number of Shares is adjusted, the Company shall give notice or publicly announce to the respective persons holding stock acquisition rights, who are registered in the registry of the stock acquisition rights ("Stock Acquisition Right Holder"), of the necessary matters no later than the day prior to the day when the adjusted Allotted Number of Shares will apply. However, if no notice or public announcement can be made on the day prior to the day when the adjusted Allotted Number of Shares applies, such notice or public announcement shall be promptly made subsequently.

4. Calculation of Value of Assets Contributed upon Exercise of the Stock Acquisition Rights:

The value of the assets to be contributed upon the exercise of each stock acquisition right will be equal to the product of: the amount to be paid for each share delivered upon the exercise of stock acquisition rights ("Exercise Price"); and the Allotted Number of Shares. The Exercise Price will be equal to the product of: 1.05; and the average of the daily closing prices (including both the bid/offer indications: the same applies hereinafter) of common stock of the Company in the regular transactions at the Tokyo Stock Exchange for thirty consecutive trading days (excluding the days on which no transactions are made: the same applies hereinafter) commencing on the 45th trading day prior to the day after the Allotment Date, with any fraction less than one yen rounded up to the nearest yen. If the foregoing amount is less than the closing price of the common stock of the Company in the regular transactions at the Tokyo Stock Exchange on the Allotment Date, that closing price will be the Exercise Price.

5. Adjustment of Exercise Price:

(1) After the Allotment Date, if any one of the events in the following (i) or (ii) occurs with respect to the common stock of the Company, the Exercise Price will be adjusted using the following calculation formulas ("Calculation Formula of Adjusting Exercise Price"), and any amount less than 1 yen resulting from the adjustment shall be rounded up to the nearest yen.

(i) Where the Company, in respect of shares of its common stock, issues new shares or disposes of its treasury shares at a price less than the market price (However, the Exercise Price will not be adjusted in the event of: any conversion of securities to be converted or that are convertible into common stock of the Company; any exercise of stock acquisition rights which may be used to claim for an issuance of the Company's common stock (including the purchase rights attached to bonds with a share purchase warrant); any transfer of treasury shares owned by the Company, based on any shareholder's claim , for sale in relation to any shares that are less than one unit share; or the transfer of treasury shares owned by the Company due to a share-for-share exchange.)

$$\text{Adjusted Exercise Price} = \text{Exercise Price before Adjustment} \times \frac{\text{Number of Previously Issued Shares} + \dfrac{\text{Number of Newly Issued Shares} \times \text{Paid-in Value Per Share}}{\text{Market Price}}}{\text{Number of Previously Issued Shares} + \text{Number of Newly Issued Shares}}$$

(a) In the Calculation Formula for Adjusted Exercise Price, "Number of Previously Issued Shares" means the aggregate number of issued shares less the treasury shares held by the Company. Where the Company disposes of its treasury shares that are common stock of the Company, "Number of Newly Issued Shares" will read as "Number of Treasury Shares to be Disposed of."

(b) The "Market Price" applied in the Calculation Formula for Adjusted Exercise Price shall be the average price of the daily closing prices of common stock of the Company for regular transactions at the Tokyo Stock Exchange for thirty consecutive trading days commencing on the 45th trading day prior to the "day when the Exercise Price after adjustment applies" ("Application Day") defined in (2) below. The "average price" shall be calculated up to two decimal places, and rounded to one decimal place.

(ii) Where the shares of the Company's common stock are subject to any stock split or any stock consolidation:

$$\text{Exercise Price after Adjustment} = \text{Exercise Price before Adjustment} \times \frac{1}{\text{Stock Split/Stock Consolidation Ratio}}$$

(2) The day when the Exercise Price after adjustment will apply shall be as follows:

(i) The Exercise Price after adjustment, where an adjustment is made in accordance with (1)(i) above, shall apply on and after the day following the payment day for the relevant issue or disposal of shares (or on and after the day following the record date, if there is any record date).

(ii) The Exercise Price after adjustment, where an adjustment is made in accordance with (1)(ii) above, shall apply: (i) on and after the day following the record date of the relevant stock split in the event of a stock split; or (ii) on and after the effective day of the stock consolidation in the event of a stock consolidation. However, in the event of a stock split to be conducted on the condition that the proposal for increasing the capital or the capital surplus by decreasing the retained earnings be approved at the general meeting shareholders of the Company, and if the record date of the stock split shall be any day prior to the conclusion day of the relevant general meeting of shareholders, the adjusted Exercise Price shall apply retrospectively to the day following such record date, on and after the following day of the conclusion day of the relevant general meeting of shareholders.

In the event stated in the proviso above, the shares of the common stock of the Company shall be delivered to a Stock Acquisition Right Holder who exercised their stock acquisition rights during the period from the day following the record date of the stock split to the conclusion day of the relevant general meeting of shareholders (hereinafter, the number of shares deliverable upon the exercise of the relevant stock acquisition rights shall be the "Number of Shares Exercised before Stock Split.") in accordance with the following calculation formula. Any share less than one share resulting from above shall be rounded to zero.

$$\text{Number of Shares of New Issuance} = \frac{(\text{Exercise Price before Adjustment - Exercise Price after Adjustment}) \times \text{Number of Shares Exercised before Stock Split}}{\text{Exercise Price after Adjustment}}$$

(3) In addition to the above, if, after the Allotment Date, there is an unavoidable reason for requiring adjustment of the Exercise Price, including the case where the Company decreases the capital amount, the Exercise Price shall be adjusted to a reasonable extent considering the conditions for the decrease in the capital amount.

(4) Where the Exercise Price is adjusted, the Company shall give notice or publicly announce to the Stock Acquisition Right Holders, who are registered in the registry of the stock acquisition rights, of the necessary matters no later than the day prior to the day when the Exercise Price after adjustment will apply. However, if no notice or public announcement can be made on the day prior to the day when the Exercise Price after adjustment applies, such notice or public announcement shall be promptly made subsequently.

6. Period for Exercising Stock Acquisition Rights:

From September 1, 2010 to August 31, 2015

7. Matters Concerning an Increase in Capital and Capital Surplus in the Event of Issuance of Shares upon the Exercise of Stock Acquisition Rights:

(1) The amount of an increase in the capital, in the event of the issuance of shares upon the exercise of stock acquisition rights, will be equal to the amount of the maximum increase in the amount of capital or the like calculated in accordance with Article 40, Paragraph 1 of the "Corporate Calculation Rules", multiplied by one half (1/2), with any amount less than 1 yen resulting from the calculation rounded up to the nearest yen.

(2) The amount of an increase in the capital surplus, in the event of the issuance of shares upon the exercise of stock acquisition rights, will be equal to the amount of the maximum increase in the amount of capital or the like provided for in (1) above, less the amount of the increase in capital provided for in (1) above.

8. Restrictions on Acquiring Stock Acquisition Rights by Transfer:

Acquiring stock acquisition rights by transfer is subject to the approval of the Board of Directors of the Company by resolution.

9. Reasons and Terms for Acquiring Stock Acquisition Rights:

The Company may acquire *gratis* stock acquisition rights, if a proposal for approval of a merger agreement under which the Company is to become a dissolved company, a proposal for the approval of an absorption-type demerger (*kyushu bunkatsu*) agreement or incorporation-type demerger (*shinsetsu bunkatsu*) plan under which the Company is to become a demerged company, or a proposal for the approval of a share-for-share exchange (*kabushiki kokan*) agreement or a stock transfer (*kabushiki iten*) plan under which the Company is to become a wholly-owned subsidiary, is approved at the Company's general meeting of shareholders (or if the Board of Directors resolves to proceed with any of the foregoing proposals in a case where a resolution of a general meeting of shareholders is not required), on the date separately determined by the Board of Directors of the Company.

10. Handling of Stock Acquisition Rights Upon Restructuring:

In the event the Company conducts a merger (limited to where the Company is dissolved as a result of the merger), an absorption-type demerger, an incorporation-type demerger, a share-for-share exchange, or a stock transfer (collectively "Restructuring"), stock acquisition rights of one of the stock corporations listed in Article 236, Paragraph 1, Item 8(a) through (e) of the Corporation Law (as the case may be)("Restructured Company") will be delivered to the holders of the stock acquisition rights remaining at the time the Restructuring takes effect ("Remaining Stock Acquisition Rights") in accordance with the following conditions. In this case, the Remaining Stock Acquisition Rights will be forfeited and the Restructured Company will newly issue stock acquisition rights.

However, the foregoing applies only where the delivery of the stock acquisition rights of the Restructured Company, in accordance with the following terms, is provided for in the relevant merger agreement, absorption-type demerger agreement, incorporation-type demerger plan, share-for-share exchange agreement, or stock transfer agreement:

(1) Number of Stock Acquisition Rights of the Restructured Company to be Delivered:

Stock acquisition rights will be delivered to the respective holders of Remaining Stock Acquisition Rights in the same number as the Remaining Stock Acquisition Rights held by them.

(2) Type of Shares of the Restructured Company to be Delivered upon Exercise of Stock Acquisition Rights:

Shares of the Restructured Company's common stock

(3) The number of shares of the Restructured Company delivered upon Exercise of Stock Acquisition Rights:

A decision will be made subject to 3. above, considering the terms for the Restructuring.

(4) Value of Assets Contributed upon Exercise of Stock Acquisition Rights:

The value of assets contributed upon the exercise of each stock acquisition right is equal to the product of: the paid-in amount after the Restructuring, which is obtained by adjusting the Exercise Price based on 4. above, considering factors such as the Restructuring terms; and the number of shares of the Restructured Company delivered upon exercise of those stock acquisition rights, determined in accordance with (3) above.

(5) Period for Exercising Stock Acquisition Rights:

A period commencing on either the initial date of the period for exercising stock acquisition rights as provided for in 6. above, or the effective date of the Restructuring, whichever event occurs later, and ending on the date of expiration of the period for exercising stock acquisition rights as provided for in 6. above.

(6) Matters Concerning Increase in Capital and Capital Surplus In the Event of Issuance of Shares upon Exercise of Stock Acquisition Rights:

To be decided subject to 7. above.

(7) Restrictions on Acquiring Stock Acquisition Rights by Transfer:

Acquiring stock acquisition rights by transfer is subject to the approval of the board of directors of the Restructured Company by resolution ("director", if the Restructured Company is not a company with a board of directors).

(8) Terms and Conditions for Acquiring Stock Acquisition Rights:

To be decided subject to 9. above.

11. Handling of Fraction Less than One Share upon Exercise of Stock Acquisition Rights:

Any fraction less than one share in the number of shares to be delivered to any Stock Acquisition Right Holder who has exercised stock acquisition rights will be rounded down.

12. Other Conditions for Exercising Stock Acquisition Rights:

One stock acquisition right cannot be exercised by further dividing the right.

13. Paid-in Amount for Stock Acquisition Rights:

No payment of money is required for the stock acquisition rights.

14. Date of Allotment of Stock Acquisition Rights:

August 29, 2008

15. Request for Exercise of Stock Acquisition Rights and Payment Method:

(1) Upon exercise of the stock acquisition rights, the necessary items shall be filled in the "Request for Exercise of Stock Acquisition Rights" form by the Stock Acquisition Right Holder, in a manner designated by the Company, with a seal or sign affixed, then the "Request for Exercise of Stock Acquisition Rights" shall be submitted to the place of acceptance of the request for exercise defined in 16. below. The "Request for Exercise of Stock Acquisition Rights" shall be accepted at the place of acceptance of the request for exercise only on the business days of the Company.

(2) Along with the submission of the "Request for Exercise of Stock Acquisition Rights" stated in (1) above, the amount equal to the value of assets contributed upon the exercise of each stock acquisition right multiplied by the number of the stock acquisition rights to be exercised ("Paid-in Amount") shall be remitted in cash to the bank account designated by the Company ("Designated Account") at the payment handling place defined in 17. below no later than the date designated by the Company.

16. Place of Acceptance of Request for Exercise of Stock Acquisition Rights:

The Human Capital Development Department of the Company (If there is any change in the departments in charge of the administration relating to the stock acquisition rights, then the relevant department after such change; If the Company outsources the relevant administration to a third party, such third party.)

17. Payment Handling Place upon Exercise of Stock Acquisition Rights:

Otemachi Business Department of Mizuho Corporate Bank, Ltd. (or the then succeeding bank of the relevant bank or the then succeeding branch of the relevant branch)

18. Effective Period of Exercising Stock Acquisition Rights, etc.:

(1) The exercise of the stock acquisition rights becomes effective when the payment handling

place accepts the same "Request for Exercise of Stock Acquisition Rights" that was accepted at the place of acceptance of the "Request for Exercise of Stock Acquisition Rights", and the Paid-in Amount defined in 15. (2) is remitted to the Designated Account.

(2) The Company shall issue a stock certificate after the completion of the exercise procedures without delay. However, no stock certificate shall be issued for shares that are less than one unit share (*tangen miman kabushiki*).

19. Handling in Connection with Re-reading of the Provisions or Other Measures in this Terms and Conditions of the Issuance:

If any re-reading of the provisions or any other measures in this Terms and Conditions of the Issuance becomes necessary, the Company may change this Terms and Conditions of the Issuance in connection therewith in a manner deemed appropriate by the Company in accordance with the Corporate Law and the purposes of the stock acquisition rights, and such change shall be incorporated into this Terms and Conditions of the Issuance.

20. Public Disclosure of Terms and Conditions of the Issuance:

The Company shall keep a copy of this Terms and Conditions of the Issuance of stock acquisition rights at its head office so as to be available to Stock Acquisition Right Holders for their review during its business hours.

21. Any other necessary matters relating to the stock acquisition rights shall be exclusively delegated to the representative directors.

22. Any one of the provisions above shall be subject to the effectiveness of the registration in accordance with the Financial Instruments and Exchange Law.

Furthermore, stock acquisition rights are to be allotted to employees of the Company and the members of the Board of Directors and employees of the Company's affiliated companies, totaling 85 people. The people and number of units to be allotted the stock acquisition rights will be resolved at a meeting of the Board of Directors at a later date.

Reference:
(1) Date of resolution of the meeting of the Board of Directors in which it was resolved to submit a proposal to the Annual General Meeting of Shareholders: April 23, 2008
(2) Date of resolution of the 102nd Annual General Meeting of Shareholders of the Company: June 27, 2008

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit B-1

(財)財務会計基準機構会員

平成21年3月期 第1四半期決算短信

平成20年7月28日

上場会社名　花王株式会社　　上場取引所　東
コード番号　4452　URL　http://www.kao.co.jp/
代表者　（役職名）代表取締役 社長執行役員　（氏名）尾崎 元規
問合せ先責任者　（役職名）会計財務部門 管理部長　（氏名）青木 和義　TEL 03-3660-7111
四半期報告書提出予定日　平成20年8月7日

（百万円未満切捨て）

1. 平成21年3月期第1四半期の連結業績（平成20年4月1日～平成20年6月30日）

(1) 連結経営成績（累計）

（%表示は対前年同四半期増減率）

	売上高		営業利益		経常利益		四半期純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
21年3月期第1四半期	316,848	—	25,707	—	26,068	—	17,096	—
20年3月期第1四半期	318,225	12.1	25,623	5.9	25,479	3.9	13,006	1.6

	1株当たり四半期純利益	潜在株式調整後1株当たり四半期純利益
	円 銭	円 銭
21年3月期第1四半期	31.89	31.87
20年3月期第1四半期	23.86	23.83

(2) 連結財政状態

	総資産	純資産	自己資本比率	1株当たり純資産
	百万円	百万円	%	円 銭
21年3月期第1四半期	1,174,085	560,226	46.8	1,025.89
20年3月期	1,232,601	584,709	46.6	1,070.67

（参考）自己資本　21年3月期第1四半期 550,036百万円　20年3月期 574,038百万円

2. 配当の状況

	1株当たり配当金				
（基準日）	第1四半期末	第2四半期末	第3四半期末	期末	年間
	円 銭	円 銭	円 銭	円 銭	円 銭
20年3月期	—	27.00	—	27.00	54.00
21年3月期	—	――	――	――	――
21年3月期（予想）	――	28.00	—	28.00	56.00

（注）配当予想の当四半期における修正の有無　無

3. 平成21年3月期の連結業績予想（平成20年4月1日～平成21年3月31日）

（%表示は通期は対前期、第2四半期連結累計期間は対前年同四半期増減率）

	売上高		営業利益		経常利益		当期純利益		1株当たり当期純利益
	百万円	%	百万円	%	百万円	%	百万円	%	円 銭
第2四半期連結累計期間	660,000	—	54,000	—	53,000	—	31,000	—	57.82
通期	1,330,000	0.9	117,000	0.6	115,000	0.7	69,000	3.7	128.69

（注）連結業績予想数値の当四半期における修正の有無　有
株式数の変動により1株当たり当期純利益のみを変更しております。

4. その他

(1) 期中における重要な子会社の異動（連結範囲の変更を伴う特定子会社の異動）　無
新規　— 社（社名　）　除外　— 社（社名　）

(2) 簡便な会計処理及び四半期連結財務諸表の作成に特有の会計処理の適用　有
（注）詳細は、4ページ【定性的情報・財務諸表等】 4. その他をご参照ください。

(3) 四半期連結財務諸表作成に係る会計処理の原則・手続、表示方法等の変更（四半期連結財務諸表作成のための基本となる重要な事項等の変更に記載されるもの）
① 会計基準等の改正に伴う変更　有
② ①以外の変更　有
（注）詳細は、5ページ【定性的情報・財務諸表等】 4. その他をご参照ください。

(4) 発行済株式数（普通株式）

① 期末発行済株式数（自己株式を含む）	21年3月期第1四半期	549,443,701株	20年3月期	549,443,701株
② 期末自己株式数	21年3月期第1四半期	13,285,551株	20年3月期	13,296,218株
③ 期中平均株式数（四半期連結累計期間）	21年3月期第1四半期	536,154,418株	20年3月期第1四半期	545,178,728株

※ 業績予想の適切な利用に関する説明、その他特記事項
1. 本資料に記載されている業績見通し等の将来に関する記述は、本資料の発表日現在の将来に関する前提・見通し・計画に基づく予測が含まれております。世界経済・競合状況・為替・金利の変動等にかかわるリスクや不安定要因により実際の業績が記載の予想数値と大幅に異なる可能性があります。なお、業績予想に関する事項は、4ページの【定性的情報・財務諸表等】 3. 連結業績予想に関する定性的情報をご参照ください。
2. 当連結会計年度より「四半期財務諸表に関する会計基準」（企業会計基準第12号 平成19年3月14日）及び「四半期財務諸表に関する会計基準の適用指針」（企業会計基準適用指針第14号 平成19年3月14日）を適用しております。また、「四半期連結財務諸表規則」に従い四半期連結財務諸表を作成しております。

【定性的情報・財務諸表等】

1．連結経営成績に関する定性的情報

当第１四半期（平成20年４月１日から平成20年６月30日まで）の日本経済は、石油関連製品や食品の価格上昇などにより消費者心理が悪化し、また企業収益も減少が予想されていることなどにより、景気の減速感が強まりました。海外経済は、アジアでは中国等で拡大が続いたものの、欧米ではエネルギー価格の上昇やサブプライムローン問題を背景として、景気は減速局面が続きました。

このような状況の下、当四半期は対象市場が弱含み始めましたが、当社グループは引き続き商品の高付加価値化による“利益ある成長”をめざして事業活動を行ったことにより、概ね計画通りに推移しました。売上高は、アジアのコンシューマープロダクツ事業やケミカル事業が順調に推移したものの、日本や欧米でコンシューマープロダクツ市場が冷え込んできたことと為替変動の影響により、前年同期より0.4％減（為替変動の影響を除くと実質＋1.7％）の3,168億円となりました。利益面では、天然油脂や原油の価格上昇が続いており、それを受けた原材料価格値上がりの影響を大きく受けましたが、販売価格の改定やコストダウン活動などに積極的に取り組んだ結果、営業利益は257億円（対前年同期＋83百万円）、経常利益は260億円（対前年同期＋５億円）、四半期純利益は170億円（対前年同期＋40億円）となりました。なお、買収に係るのれん等の減価償却費控除前営業利益は352億円（売上高比率：11.1％）でした。

当第１四半期の在外子会社等の財務諸表項目（収益及び費用）の主な為替換算レートは、103.79円／米ドル、158.34円／ユーロでした。

〔セグメント別の概況〕

○事業の種類別セグメントの業績

コンシューマープロダクツ事業

売上高は、前年同期に対して2.7％減の2,569億円（為替変動の影響を除くと実質Δ1.0％）となりました。

国内市場は、トイレタリー主要カテゴリーの消費者購入価格については、ほぼ前年同期と同じレベルで推移したものの、金額ベースでは化粧品、トイレタリーとも前年同期を若干下回りました。

国内では、生活者の変化に対応した新製品の上市や、販売体制の強化などに取り組みましたが、市場低迷の影響を受け、売上高は1.4％減の2,069億円となりました。しかしながら、市場は縮小したものの、当社グループのシェアは、当第１四半期においても前年同期を上回ることが出来ました。

アジアでは、現地流通との共同取り組みや日本との一体運営の推進などの効果が現われ、売上高は6.0％増（為替変動の影響を除くと実質＋14.6％）の207億円と好調に推移しました。

欧米では、市場の冷え込みと競争の激化による影響を受け、売上高は13.2％減（為替変動の影響を除くと実質Δ5.8％）の337億円となりました。

営業利益は、売り上げが前年同期を下回ったことや、天然油脂や石油化学原料を中心とした原材料価格上昇の影響を受けたことで、前年同期を19億円下回る185億円となりました。

【ビューティケア事業】

売上高は、前年同期に対して4.6％減の1,461億円（為替変動の影響を除くと実質Δ2.4％）となりました。

国内の売上高は前年同期に対して1.9％減の1,079億円となりました。プレステージ化粧品の売り上げは、カネボウ化粧品と花王ソフィーナがともに市場冷え込みの影響を受け、前年同期と比べて減少しました。そのような中、カネボウ化粧品は「ブランシール　スペリア」の新発売や「コフレドール」のアイテム追加など、メガブランド化に向けた積極的な展開を行い、また花王ソフィーナも、ブランド強化に向けて本年１月に「ソフィーナ　ボーテ」を発売し、強化を図りました。プレミアムスキンケア製品では、「ビオレ　うるおい浸透コットン化粧水」や、全身洗浄料「ビオレｕ　スマイル気分ハッピーシトラスの香り」など春の新製品が好調に推移したこともあり、売り上げは順調に伸長しました。プレミアムヘアケア製品の売り上げは減少しましたが、ほぼ計画通りとなりました。昨年春に新発売した「セグレタ」が伸び悩みましたが、ヘアスタイリング剤やヘアカラーが好調に推移しました。

アジアでは、プレミアムスキンケア製品の「ビオレ」が中国やインドネシアなどを中心に順調であったことや、新しく汎アジアブランドとして育成しているプレミアムヘアケア製品「アジエンス」を中国とタイでも発売したことなどにより、売り上げは好調に推移しました。

欧米の売り上げは、米国市場で消費者心理の冷え込みと厳しい競争環境の影響を受けるとともに、為替変動の影響も受け減少しましたが、プレミアムヘアケア製品の「ジョン・フリーダ」や「グール」は欧州市場において堅調な伸びを示しました。

なお、プレステージ化粧品の売上高は、前年同期に対して2.8％減の737億円となりました。

営業利益は、花王ブランズ（旧アンドリュー・ジャーゲンズ）社買収時に発生したのれん、及び「キュレル」商標権に係る減価償却が終了したことなどにより、前年同期を15億円上回る60億円となりました。なお、買収に係るのれん等の減価償却費控除前営業利益は155億円（売上高比率：10.6％）でした。

【ヒューマンヘルスケア事業】

売上高は、前年同期に対して1.2%増の468億円（為替変動の影響を除くと実質+2.2%）となりました。

国内の売上高は前年同期に対して0.2%増の424億円となりました。フード&ビバレッジ製品では、「ヘルシアウォーター」でアセロラ味を新発売しましたが、競争の激化により売り上げは減少しました。サニタリー製品では、生理用品「ロリエ　スーパーガード」が順調に推移し、またベビー用紙おむつ「メリーズ」で、通気性を大幅に改良したことなどにより、売り上げを伸ばしました。パーソナルヘルス製品では、改良発売した歯みがきの「クリアクリーン」に注力しましたが、売り上げは前年同期並みでした。

アジアでは、生理用品「ロリエ」が中国やタイで好調に推移したことにより、売り上げを伸ばしました。

営業利益は、原材料価格の上昇に対応してベビー用紙おむつで改良を機に、入り枚数変更による実質値上げや、コストダウンなどに取り組みましたが、前年同期を8億円下回る21億円となりました。

【ファブリック&ホームケア事業】

売上高は、前年同期に対して1.2%減の639億円（為替変動の影響を除くと実質Δ0.2%）となりました。

国内の売上高は前年同期に対して1.6%減の565億円となりました。ファブリックケア製品では、厳しい市場競争が続き、贈答品市場縮小の影響も受けて売り上げは若干減少しました。衣料用洗剤「アタック」では、洗浄力を高めた改良を行うと同時に内容量の見直しによる実質値上げを行いつつ、ブランドの強化を図りました。ホームケア製品では、本年3月に食器用洗剤「キュキュット　クエン酸効果オレンジオイル配合」を発売したことなどにより、「キュキュット」ブランドの強化を図り順調に推移しましたが、住居用洗剤が伸び悩んだこともあり、売り上げは前年同期並みでした。

アジアでは、特にインドネシアで衣料用洗剤「アタック　イージー」が好調に推移し、また中国でも販売体制が一層強化されたことなどから、売り上げは伸長しました。

営業利益は、新製品・改良品の上市やマーケティング投資の効率化、及び価格改定に取り組みましたが、原材料価格上昇の影響が大きく、前年同期を26億円下回る103億円となりました。

ケミカル事業

ケミカル事業は、グローバルに特徴ある強い事業に引き続き注力した結果、売上高は前年同期に対して11.9%増の693億円（為替変動の影響を除くと実質+15.6%）となりました。

国内は、鉱工業生産が弱含みで推移するなど対象業界が冷え込む中、前年同期に対して14.7%増の343億円となりました。油脂製品と機能材料製品では、原料価格上昇の影響を受けて販売価格の改定に取り組みました。またスペシャルティケミカルズ製品では、インクジェットプリンターインク用色材や電子部品用洗浄剤などで、さらなる高付加価値化と販売数量増に努めました。

アジアでは、売上高は前年同期に対して33.2%増（為替変動の影響を除くと実質+45.4%）の205億円となりました。主要製品である油脂アルコールでは、販売数量増と原料価格上昇に対応した価格改定に注力しました。

欧米では、売上高は前年同期に対して6.4%増（為替変動の影響を除くと実質+11.2%）の263億円となりました。三級アミンやトナー・トナーバインダーが好調に推移しました。

営業利益は、天然油脂などの原料価格上昇の影響を受けましたが、販売価格の改定、販売数量増及びコストダウンに努めたことなどにより、前年同期を21億円上回る72億円となりました。

○所在地別セグメントの業績

国内の会社の売上高は、セグメント間の内部売上高を含めて、前年同期に対して0.1%増の2,333億円となりました。石油関連製品や食品の価格上昇などにより消費者心理が悪化し市場が冷え込みましたが、高付加価値製品の積極的な投入や販売体制の強化、また原材料価格上昇に対応した価格改定などに取り組みました。営業利益は、これらの諸施策に加えコストダウン活動に取り組みましたが、原材料価格上昇の影響を大きく受け、前年同期を7億円下回る201億円となりました。

アジア地域の会社の売上高は、セグメント間の内部売上高を含めて、前年同期に対して18.0%増（為替換算の影響を除くと実質+28.1%）の406億円となりました。コンシューマープロダクツ事業では現地流通との共同取り組みや日本との一体運営の推進などの効果が現れ、ケミカル事業では価格改定に注力しました。以上の結果、営業利益は前年同期を20億円上回る24億円となりました。

米州地域の会社の売上高は、セグメント間の内部売上高を含めて、前年同期に対して12.6%減（為替換算の影響を除くと実質+0.2%）の254億円となりました。コンシューマープロダクツ事業では厳しい市場競争が続きました。営業利益は、新製品の投入などによる市場の活性化に取り組みましたが、前年同期を9億円下回る13億円となりました。

欧州地域の会社の売上高は、セグメント間の内部売上高を含めて、前年同期に対して0.1%増（為替換算の影響を除くと実質+1.0%）の374億円となりました。景気減速の影響を受けましたが、収益性の改善に努め、営業利益は前年同期を3億円上回る20億円となりました。

２．連結財政状態に関する定性的情報

総資産は１兆1,740億円となり、前連結会計年度末に比べ585億円減少しました。主な減少項目は、商標権などの知的財産権やのれんの償却が進んだ無形固定資産で144億円、有価証券で139億円、現金及び預金で111億円です。

負債は、前連結会計年度末に比べ340億円減少し、6,138億円となりました。主な減少項目は、法人税等の支払いによる未払法人税等の減少233億円、及び流動負債のその他に含まれる未払費用の減少などです。

純資産は、前連結会計年度末に比べ244億円減少し、5,602億円となりました。主な増加は、当第１四半期純利益170億円であり、主な減少は配当金の支払い及び為替換算調整勘定（海外連結子会社等の純資産の為替換算に係るもの）の変動260億円によるものです。以上の結果、自己資本比率は、前連結会計年度末の46.6%から46.8%となりました。

営業活動によって得られたキャッシュ・フローは、45億円となりました。主な増加項目は、税金等調整前四半期純利益が255億円、減価償却費が215億円、一方で主な減少項目は、法人税等の支払いが285億円、売上債権の増加が87億円、及びたな卸資産の増加が37億円であったことによるものです。

投資活動に使用されたキャッシュ・フローは、133億円となりました。主なものとしては、有形固定資産の取得96億円、及び無形固定資産の取得21億円です。

財務活動に使用されたキャッシュ・フローは、103億円となりました。これは主として少数株主を含めた配当金の支払い132億円です。

以上の結果、当第１四半期末の現金及び現金同等物の残高は、前連結会計年度末に比べ271億円減少し、855億円となりました。

３．連結業績予想に関する定性的情報

当第１四半期連結業績は、概ね計画通りに推移しました。しかしながら、石油関連製品や食品の価格上昇などにより消費者心理の冷え込みが進んでおり、国内外においてインフレと景気後退の懸念が高まる厳しい環境となっています。また天然油脂や原油などの国際相場は、期初の時点に比べて上昇しており、さらなるコストアップの可能性が高まっています。当社グループではそれらのインパクトを吸収するために、生活者の変化に対応した店頭展開の提案を行うなど、流通とのコラボレーションをさらに強化していきます。また、商品開発のサイクルを早め、付加価値の高い新製品・改良品の上市、またコストアップに対応した販売価格の改定などに取り組み、予想値の達成をめざしてまいります。

従いまして、第２四半期連結累計期間及び通期の連結業績予想は、１株当たり当期純利益を除き、当初の計画（平成20年４月23日発表）を変更しておりません。なお、主要な為替レートは、110円／米ドル、160円／ユーロと想定しています。

４．その他

（１）期中における重要な子会社の異動（連結範囲の変更を伴う特定子会社の異動）

該当事項はありません。

（２）簡便な会計処理及び四半期連結財務諸表の作成に特有の会計処理の適用

① 簡便な会計処理

１）棚卸資産の評価方法

当第１四半期連結会計期間末の棚卸高の算定に関しては、実地棚卸を省略し、前連結会計年度末の実地棚卸高を基礎として、合理的な方法により算定する方法を主としております。

また、棚卸資産の簿価切下げに関しては、収益性の低下が明らかなものについてのみ、正味売却価額を見積り、簿価切下げを行う方法によっております。

２）固定資産の減価償却費の算定方法

定率法を採用している資産については、連結会計年度に係る減価償却費の額を期間按分して算定する方法によっております。

② 四半期連結財務諸表の作成に特有の会計処理

該当事項はありません。

（3）四半期連結財務諸表作成に係る会計処理の原則・手続、表示方法等の変更

① 「四半期財務諸表に関する会計基準」等の適用

当連結会計年度より「四半期財務諸表に関する会計基準」（企業会計基準第12号　平成19年３月14日）及び「四半期財務諸表に関する会計基準の適用指針」（企業会計基準適用指針第14号　平成19年３月14日）を適用しております。また、「四半期連結財務諸表規則」に従い四半期連結財務諸表を作成しております。

② 「棚卸資産の評価に関する会計基準」の適用

たな卸資産については、従来、主として総平均法による低価法によっておりましたが、当第１四半期連結会計期間より「棚卸資産の評価に関する会計基準」（企業会計基準第９号　平成18年７月５日）が適用されたことに伴い、主として総平均法による原価法（貸借対照表価額については収益性の低下に基づく簿価切下げの方法）により算定しております。これに伴う営業利益、経常利益及び税金等調整前四半期純利益に与える影響は軽微であります。

③ 「連結財務諸表作成における在外子会社の会計処理に関する当面の取扱い」の適用

当第１四半期連結会計期間より「連結財務諸表作成における在外子会社の会計処理に関する当面の取扱い」（実務対応報告第18号　平成18年５月17日）を適用し、連結決算上必要な修正を行っております。これに伴う営業利益、経常利益及び税金等調整前四半期純利益に与える影響は軽微であります。

④ 「リース取引に関する会計基準」等の適用

所有権移転外ファイナンス・リース取引については、従来、賃貸借取引に係る方法に準じた会計処理によっておりましたが、「リース取引に関する会計基準」（企業会計基準第13号（平成５年６月17日（企業会計審議会第一部会）、平成19年３月30日改正））及び「リース取引に関する会計基準の適用指針」（企業会計基準適用指針第16号（平成６年１月18日（日本公認会計士協会　会計制度委員会）、平成19年３月30日改正））が平成20年４月１日以後開始する連結会計年度に係る四半期連結財務諸表から適用することができることになったことに伴い、当第１四半期連結会計期間からこれらの会計基準等を適用し、通常の売買取引に係る会計処理によっております。また、所有権移転外ファイナンス・リース取引に係るリース資産の減価償却の方法については、リース期間を耐用年数とし、残存価額を零とする定額法を採用しております。これに伴う営業利益、経常利益及び税金等調整前四半期純利益に与える影響は軽微であります。

⑤ 連結子会社の事業年度等に関する事項の変更

従来、決算日が12月31日であった株式会社カネボウ化粧品及びその国内子会社７社については、決算日を３月31日に変更しております。この変更により、当第１四半期連結会計期間は、平成20年４月１日から平成20年６月30日までの３ヶ月間を連結しております。なお、平成20年１月１日から平成20年３月31日までの３ヶ月間の損益については利益剰余金に計上するとともに、キャッシュ・フローについては現金及び現金同等物の期首残高の修正項目として計上しております。

5．四半期連結財務諸表

（1）四半期連結貸借対照表

（単位：百万円）

	当第１四半期連結会計期間末（平成20年６月30日）	前連結会計年度末に係る要約連結貸借対照表（平成20年３月31日）
資産の部		
流動資産		
現金及び預金	42,647	53,785
受取手形及び売掛金	144,832	154,201
有価証券	40,966	54,959
商品及び製品	86,055	83,778
仕掛品	15,305	15,459
原材料及び貯蔵品	23,732	26,350
その他	44,762	49,425
貸倒引当金	△2,138	△2,394
流動資産合計	396,164	435,566
固定資産		
有形固定資産		
有形固定資産	1,110,082	1,119,875
減価償却累計額	△832,410	△838,127
有形固定資産合計	277,671	281,747
無形固定資産		
のれん	228,311	238,500
商標権	122,433	127,328
その他	35,862	35,258
無形固定資産合計	386,608	401,087
投資その他の資産		
投資その他の資産合計	※1 113,641	114,151
固定資産合計	777,921	796,986
繰延資産	－	48
資産合計	1,174,085	1,232,601
負債の部		
流動負債		
支払手形及び買掛金	106,205	109,574
短期借入金	21,613	21,828
1年以内に返済予定の長期借入金	22,045	22,049
未払法人税等	5,970	29,344
その他	127,676	141,175
流動負債合計	283,511	323,971
固定負債		
社債	99,996	99,996
長期借入金	170,285	169,764
退職給付引当金	34,224	32,041
その他	25,840	22,117
固定負債合計	330,347	323,920
負債合計	613,858	647,891

(単位：百万円)

	当第１四半期 連結会計期間末 (平成20年６月30日)	前連結会計年度末に係る 要約連結貸借対照表 (平成20年３月31日)
純資産の部		
株主資本		
資本金	85,424	85,424
資本剰余金	109,561	109,561
利益剰余金	427,995	426,206
自己株式	△39,122	△39,161
株主資本合計	583,858	582,030
評価・換算差額等		
その他有価証券評価差額金	3,848	3,394
繰延ヘッジ損益	73	—
為替換算調整勘定	△37,399	△11,386
その他の評価・換算差額等	※2 △344	—
評価・換算差額等合計	△33,821	△7,992
新株予約権	598	598
少数株主持分	9,591	10,072
純資産合計	560,226	584,709
負債純資産合計	1,174,085	1,232,601

（2）四半期連結損益計算書
第１四半期連結累計期間

（単位：百万円）

	当第１四半期連結累計期間 （自　平成20年４月１日 至　平成20年６月30日）
売上高	316,848
売上原価	134,890
売上総利益	181,957
販売費及び一般管理費	※1　156,250
営業利益	25,707
営業外収益	
受取利息	658
受取配当金	112
持分法による投資利益	337
その他	1,098
営業外収益合計	2,206
営業外費用	
支払利息	1,350
為替差損	333
その他	160
営業外費用合計	1,845
経常利益	26,068
特別利益	
固定資産売却益	18
貸倒引当金戻入額	117
その他	39
特別利益合計	175
特別損失	
固定資産除売却損	226
減損損失	365
その他	107
特別損失合計	699
税金等調整前四半期純利益	25,543
法人税、住民税及び事業税	6,130
法人税等調整額	1,851
法人税等合計	7,981
少数株主利益	464
四半期純利益	17,096

（3）四半期連結キャッシュ・フロー計算書

（単位：百万円）

	当第1四半期連結累計期間 （自　平成20年4月1日 至　平成20年6月30日）
営業活動によるキャッシュ・フロー	
税金等調整前四半期純利益	25,543
減価償却費	21,519
減損損失	365
受取利息及び受取配当金	△770
支払利息	1,350
為替差損益（△は益）	△420
持分法による投資損益（△は益）	△337
固定資産除売却損益（△は益）	208
売上債権の増減額（△は増加）	△8,789
たな卸資産の増減額（△は増加）	△3,786
仕入債務の増減額（△は減少）	3,676
退職給付引当金の増減額（△は減少）	2,068
その他	△7,307
小計	33,321
利息及び配当金の受取額	872
利息の支払額	△1,073
法人税等の支払額	△28,583
営業活動によるキャッシュ・フロー	4,536
投資活動によるキャッシュ・フロー	
有形固定資産の取得による支出	△9,635
無形固定資産の取得による支出	△2,146
長期前払費用の支払による支出	△1,328
短期貸付金の純増減額（△は増加）	△245
長期貸付けによる支出	△518
その他資産の増減額（△は増加）	489
投資活動によるキャッシュ・フロー	△13,385
財務活動によるキャッシュ・フロー	
短期借入金の純増減額（△は減少）	2,157
長期借入れによる収入	757
長期借入金の返済による支出	△80
自己株式の取得による支出	△95
配当金の支払額	△13,181
少数株主への配当金の支払額	△27
その他	119
財務活動によるキャッシュ・フロー	△10,349
現金及び現金同等物に係る換算差額	△7,914
現金及び現金同等物の増減額（△は減少）	△27,113
現金及び現金同等物の期首残高	112,636
新規連結に伴う現金及び現金同等物の増加額	338
連結子会社の決算期変更に伴う現金及び現金同等物の減少額	△349
現金及び現金同等物の四半期末残高	※1　85,512

当連結会計年度より「四半期財務諸表に関する会計基準」（企業会計基準第12号　平成19年３月14日）及び「四半期財務諸表に関する会計基準の適用指針」（企業会計基準適用指針第14号　平成19年３月14日）を適用しております。また、「四半期連結財務諸表規則」に従い四半期連結財務諸表を作成しております。

（４）継続企業の前提に関する注記
該当事項はありません。

（５）セグメント情報
ａ．事業の種類別セグメント情報
当第１四半期連結累計期間（自　平成20年４月１日　至　平成20年６月30日）

	コンシューマープロダクツ事業				ケミカル事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
	ビューティケア事業（百万円）	ヒューマンヘルスケア事業（百万円）	ファブリック＆ホームケア事業（百万円）	小計（百万円）				
売上高								
(1) 外部顧客に対する売上高	146,196	46,817	63,980	256,994	59,853	316,848	—	316,848
(2) セグメント間の内部売上高又は振替高	—	—	—	—	9,492	9,492	(9,492)	—
計	146,196	46,817	63,980	256,994	69,346	326,340	(9,492)	316,848
営業費用	140,133	44,664	53,679	238,476	62,132	300,609	(9,468)	291,140
営業利益	6,063	2,152	10,300	18,517	7,213	25,731	(23)	25,707

（注）１．事業区分の方法
事業区分は、製品の種類・性質及び販売方法の類似性を考慮し、コンシューマープロダクツ事業（ビューティケア事業、ヒューマンヘルスケア事業、ファブリック＆ホームケア事業）、ケミカル事業に区分しております。
２．各事業区分の主要製品

事業区分		主要製品	
コンシューマープロダクツ事業	ビューティケア事業	プレステージ化粧品	カウンセリング化粧品、セルフ化粧品
		プレミアムスキンケア製品	化粧石けん、洗顔料、全身洗浄料
		プレミアムヘアケア製品	シャンプー、リンス、ヘアスタイリング剤、ヘアカラー
	ヒューマンヘルスケア事業	フード＆ビバレッジ製品	食用油、飲料
		サニタリー製品	生理用品、紙おむつ
		パーソナルヘルス製品	入浴剤、歯みがき・歯ブラシ、男性化粧品
	ファブリック＆ホームケア事業	ファブリックケア製品	衣料用洗剤、洗濯仕上げ剤
		ホームケア製品	台所用洗剤、住居用洗剤、掃除用紙製品、業務用製品
ケミカル事業		油脂製品	油脂アルコール、油脂アミン、脂肪酸、グリセリン、業務用食用油脂
		機能材料製品	界面活性剤、プラスチック用添加剤、コンクリート用高性能減水剤
		スペシャルティケミカルズ製品	トナー・トナーバインダー、インクジェットプリンターインク用色材、香料

b．所在地別セグメント情報

当第１四半期連結累計期間（自　平成20年４月１日　至　平成20年６月30日）

	日本（百万円）	アジア（百万円）	米州（百万円）	欧州（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高							
(1) 外部顧客に対する売上高	228,454	29,923	25,270	33,199	316,848	−	316,848
(2) セグメント間の内部売上高又は振替高	4,938	10,749	217	4,211	20,117	(20,117)	−
計	233,393	40,673	25,488	37,410	336,965	(20,117)	316,848
営業費用	213,289	38,214	24,157	35,318	310,980	(19,840)	291,140
営業利益	20,103	2,458	1,330	2,092	25,984	(277)	25,707

（注）１．国又は地域の区分の方法

地理的近接度により区分しております。

２．本邦以外の区分に属する主な国又は地域

(1) アジア：東アジア及び東南アジア諸国、オーストラリア

(2) 米州　：米国、カナダ、メキシコ

(3) 欧州　：ヨーロッパ諸国、南アフリカ

c．海外売上高

当第１四半期連結累計期間（自　平成20年４月１日　至　平成20年６月30日）

	アジア	米州	欧州	計
Ⅰ　海外売上高（百万円）	33,249	26,349	31,283	90,883
Ⅱ　連結売上高（百万円）				316,848
Ⅲ　連結売上高に占める海外売上高の割合（%）	10.5	8.3	9.9	28.7

（注）１．国又は地域の区分の方法

地理的近接度により区分しております。

２．各区分に属する主な国又は地域

(1) アジア：東アジア及び東南アジア諸国、オーストラリア

(2) 米州　：米国、カナダ、メキシコ

(3) 欧州　：ヨーロッパ諸国、南アフリカ

３．海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高であります。

（６）株主資本の金額に著しい変動があった場合の注記

該当事項はありません。

６．その他の情報

（１）注記事項

（四半期連結貸借対照表関係）

当第１四半期連結会計期間末 （平成20年６月30日）	前連結会計年度末 （平成20年３月31日）
※１．資産の金額から直接控除している貸倒引当金の額 投資その他の資産合計　111百万円	※１．　――――――
※２．その他評価・換算差額等 その他評価・換算差額等は、米国子会社における退職年金債務等の未認識数理計算上の差異等を純資産の部に直接計上している、その他包括利益であります。	※２．　――――――
３．保証債務 関連会社及び従業員等の金融機関ほかからの借入金等に対する債務保証は次のとおりであります。 European Distribution Service GmbH　2,041百万円 従業員等　432 計　2,474	３．保証債務 関連会社及び従業員等の金融機関ほかからの借入金等に対する債務保証は次のとおりであります。 European Distribution Service GmbH　2,206百万円 従業員等　478 計　2,685

（四半期連結損益計算書関係）

当第１四半期連結累計期間 （自　平成20年４月１日 至　平成20年６月30日）
※１．販売費及び一般管理費の主要な費目及び金額は次のとおりであります。 荷造及び発送費　18,163百万円 広告宣伝費　24,959 販売促進費　16,112 給料手当及び賞与　32,436 研究開発費　11,501

（四半期連結キャッシュ・フロー計算書関係）

当第１四半期連結累計期間 （自　平成20年４月１日 至　平成20年６月30日）
※１．現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　42,647百万円 有価証券勘定　40,966 金銭の信託（流動資産その他）　2,000 預入期間が３か月を超える定期預金　△102 現金及び現金同等物　85,512

（2）販売実績

当第１四半期連結累計期間の販売実績を事業の種類別セグメントごとに示すと、次のとおりであります。

事業の種類別セグメントの名称			当第１四半期連結累計期間（自 平成20年４月１日 至 平成20年６月30日）（百万円）
		ビューティケア事業	107,957
		ヒューマンヘルスケア事業	42,489
		ファブリック＆ホームケア事業	56,506
	日本計		206,952
	アジア		20,771
	欧　米		33,756
	内部売上消去等		△4,486
コンシューマープロダクツ事業 計			256,994
	日　本		34,392
	アジア		20,520
	欧　米		26,350
	内部売上消去等		△11,917
ケミカル事業 計			69,346
小　　計			326,340
消　　去			△9,492
連結売上高			316,848

（注）上記の金額には、消費税等は含まれておりません。

「参考資料」

前四半期に係る財務諸表等

（1）（要約）四半期連結損益計算書

前第１四半期連結累計期間（自　平成19年４月１日　至　平成19年６月30日）

科目	前年同四半期 （平成20年３月期 第１四半期）
	金額（百万円）
Ⅰ　売上高	318,225
Ⅱ　売上原価	131,556
売上総利益	186,669
Ⅲ　販売費及び一般管理費	161,045
営業利益	25,623
Ⅳ　営業外収益	1,643
受取利息及び受取配当金	862
その他	780
Ⅴ　営業外費用	1,787
支払利息	1,445
持分法による投資損失	70
その他	271
経常利益	25,479
Ⅵ　特別利益	99
Ⅶ　特別損失	674
税金等調整前四半期純利益	24,904
法人税等	11,509
少数株主利益（減算）	388
四半期純利益	13,006

（２）（要約）四半期連結キャッシュ・フロー計算書

前第１四半期連結累計期間（自　平成19年４月１日　至　平成19年６月30日）

	前年同四半期 （平成20年３月期 第１四半期）
区分	金額（百万円）
Ⅰ　営業活動によるキャッシュ・フロー	
税金等調整前四半期純利益	24,904
減価償却費	22,347
受取利息及び受取配当金	△862
支払利息	1,445
売上債権の増減額（増加：△）	△6,092
たな卸資産の増減額（増加：△）	△9,504
前払年金費用の増減額（増加：△）	1,642
仕入債務の増減額（減少：△）	4,101
退職給付引当金の増減額（減少：△）	290
その他	△4,346
小　計	33,926
利息及び配当金の受取額	854
利息の支払額	△1,271
法人税等の支払額	△9,578
営業活動によるキャッシュ・フロー	23,931
Ⅱ　投資活動によるキャッシュ・フロー	
有価証券・投資有価証券の取得による支出	△6
有価証券・投資有価証券の償還及び売却による収入	0
有形・無形固定資産の取得による支出	△11,080
有形固定資産の売却による収入	232
短期貸付金の増減額（増加：△）	△600
長期貸付による支出	△509
その他	△465
投資活動によるキャッシュ・フロー	△12,430
Ⅲ　財務活動によるキャッシュ・フロー	
借入金の増減額（減少：△）	5,689
自己株式の取得による支出	△155
配当金の支払額	△12,766
その他	402
財務活動によるキャッシュ・フロー	△6,830
Ⅳ　現金及び現金同等物に係る換算差額	△159
Ⅴ　現金及び現金同等物の増減額（減少：△）	4,511
Ⅵ　現金及び現金同等物の期首残高	88,154
Ⅶ　現金及び現金同等物の四半期末残高	92,665

（３）セグメント情報

事業の種類別セグメント情報

前第１四半期連結累計期間（自　平成19年４月１日　至　平成19年６月30日）

	コンシューマープロダクツ事業				ケミカル事業（百万円）	消去又は全社（百万円）	連結（百万円）
	ビューティケア事業（百万円）	ヒューマンヘルスケア事業（百万円）	ファブリック＆ホームケア事業（百万円）	計（百万円）			
売上高							
(1) 外部顧客に対する売上高	153,236	46,252	64,762	264,251	53,974	—	318,225
(2) セグメント間の内部売上高又は振替高	—	—	—	—	8,011	(8,011)	—
計	153,236	46,252	64,762	264,251	61,985	(8,011)	318,225
営業費用	148,685	43,234	51,837	243,757	56,890	(8,046)	292,601
営業利益	4,550	3,017	12,924	20,493	5,094	35	25,623

（４）販売実績

前第１四半期連結累計期間（自　平成19年４月１日　至　平成19年６月30日）

事業の種類別セグメントの名称	前年同四半期（平成20年３月期第１四半期）金額（百万円）
ビューティケア事業	110,098
ヒューマンヘルスケア事業	42,424
ファブリック＆ホームケア事業	57,433
日本計	209,956
アジア	19,600
欧　米	38,901
内部売上消去等	△4,207
コンシューマープロダクツ事業 計	264,251
日　本	29,991
アジア	15,403
欧　米	24,754
内部売上消去等	△8,164
ケミカル事業 計	61,985
小　　計	326,236
消　　去	△8,011
連結売上高	318,225

（注）上記の金額には、消費税等は含まれておりません。

Exhibit B-2

平成２０年７月２８日

各　位

会 社 名　花　王　株　式　会　社
代表者名　代表取締役　社長執行役員
尾　﨑　元　規
（コード番号　４４５２　東証第一部）

ストックオプション（株式報酬型）の割当てに関するお知らせ

当社は、本日開催の取締役会において、会社法第 236 条、第 238 条及び第 240 条の規定に基づき、当社の取締役及び当社取締役を兼務しない当社執行役員（以下、「当社取締役等」といいます。）の報酬と当社の業績及び株式価値の連動性を一層高めることによって、当社取締役等の会社業績や株式価値の向上への意欲や士気を高めるとともに、当社株主との利害の共有化を図り、企業価値の一層の増大を図ることを目的として、当社取締役等に対してストックオプションとして発行する新株予約権の募集事項等を下記のとおり決定し、当該新株予約権を引き受ける者の募集をすること等につき決議いたしましたので、お知らせいたします。

記

〔発行要項〕

１．新株予約権の名称　　花王株式会社第７－Ａ回新株予約権

２．新株予約権の総数　　37 個

上記総数は、割当予定数であり、引受けの申込みがなされなかった場合等、割り当てる新株予約権の総数が減少したときは、割り当てる新株予約権の総数をもって発行する新株予約権の総数とする。

３．新株予約権の目的である株式の種類及び数

新株予約権の目的である株式の種類は当社普通株式とし、新株予約権１個当たりの目的である株式の数（以下、「付与株式数」という。）は 1,000 株とする。ただし、新株予約権を割り当てる日（以下、「割当日」という。）後、当社普通株式の株式分割（当社普通株式の無償割当てを含む。以下、株式分割の記載につき同じ。）、または株式併合が行われる場合には、付与株式数を次の算式により調整し、調整の結果生じる１株未満の端数は、これを切り捨てるものとする。

調整後付与株式数 ＝ 調整前付与株式数 × 分割・併合の比率

調整後付与株式数は、株式分割の場合は、当該株式分割の基準日の翌日以降、株式併合の場合は、その効力発生日以降、これを適用する。ただし、剰余金の額を減少して資本金または準備金を増加する議案が当社株主総会において承認されることを条件として株式分割が行われる場合で、当該株主総会の終結の日以前の日を株式分割のための基準日とする場合は、調整後付与株式数は、当該株主総会の終結の日の翌日以降、当該基準日の翌日に遡及してこれを適用する。

上記のほか、割当日後、付与株式数の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で付与株式数を調整する。

また、付与株式数の調整を行うときは、当社は調整後付与株式数を適用する日の前日

までに、必要な事項を新株予約権原簿に記載された各新株予約権を保有する者(以下、「新株予約権者」という。)に通知または公告する。ただし、当該適用の日の前日までに通知または公告を行うことができない場合には、以後速やかに通知または公告するものとする。

4．新株予約権の行使に際して出資される財産の価額

各新株予約権の行使に際して出資される財産の価額は、新株予約権を行使することにより交付を受けることができる株式1株当たりの払込金額を1円とし、これに付与株式数を乗じて得た金額とする。

5．新株予約権を行使することができる期間

平成22年7月1日から平成27年6月30日まで。

6．新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項

(1) 新株予約権の行使により株式を発行する場合における増加する資本金の額は、会社計算規則第 40 条第1項の規定に従い算出される資本金等増加限度額に2分の1を乗じて得た額とし、計算の結果生じる1円未満の端数は、これを切り上げるものとする。

(2) 新株予約権の行使により株式を発行する場合における増加する資本準備金の額は、上記(1)記載の資本金等増加限度額から上記(1)に定める増加する資本金の額を減じて得た額とする。

7．譲渡による新株予約権の取得の制限

譲渡による新株予約権の取得については、当社取締役会の決議による承認を要するものとする。

8．新株予約権の取得事由及び条件

当社は、当社が消滅会社となる合併契約承認の議案、当社が分割会社となる吸収分割契約もしくは新設分割計画承認の議案、または当社が完全子会社となる株式交換契約もしくは株式移転計画承認の議案につき当社株主総会で承認された場合（株主総会決議が不要の場合は、当社取締役会決議がなされた場合。）は、当社取締役会が別途定める日に、無償で新株予約権を取得することができる。

9．組織再編行為の際の新株予約権の取り扱い

当社が、合併（当社が合併により消滅する場合に限る。）、吸収分割、新設分割、株式交換または株式移転（以上を総称して以下、「組織再編行為」という。）をする場合において、組織再編行為の効力発生日において残存する新株予約権（以下、「残存新株予約権」という。）の新株予約権者に対し、それぞれの場合につき、会社法第236条第1項第8号イからホまでに掲げる株式会社（以下、「再編対象会社」という。）の新株予約権を以下の条件に基づきそれぞれ交付することとする。この場合においては、残存新株予約権は消滅し、再編対象会社は新株予約権を新たに発行するものとする。ただし、以下の条件に沿って再編対象会社の新株予約権を交付する旨を、合併契約、吸収分割契約、新設分割計画、株式交換契約または株式移転計画において定めた場合に限るものとする。

(1) 交付する再編対象会社の新株予約権の数

残存新株予約権の新株予約権者が保有する新株予約権の数と同一の数をそれぞれ交付するものとする。

(2) 新株予約権の目的である再編対象会社の株式の種類

再編対象会社の普通株式とする。

(3) 新株予約権の目的である再編対象会社の株式の数
組織再編行為の条件等を勘案の上、上記3．に準じて決定する。

(4) 新株予約権の行使に際して出資される財産の価額
交付される各新株予約権の行使に際して出資される財産の価額は、再編後払込金額に上記(3)に従って決定される当該新株予約権の目的である再編対象会社の株式の数を乗じて得られる額とする。再編後払込金額は、交付される各新株予約権を行使することにより交付を受けることができる再編対象会社の株式1株当たり1円とする。

(5) 新株予約権を行使することができる期間
上記5．に定める新株予約権を行使することができる期間の初日と組織再編行為の効力発生日のうちいずれか遅い日から、上記5．に定める新株予約権を行使することができる期間の末日までとする。

(6) 新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項
上記6．に準じて決定する。

(7) 譲渡による新株予約権の取得の制限
譲渡による新株予約権の取得については、再編対象会社の取締役会の決議（再編対象会社が取締役会設置会社でない場合には、「取締役」とする。）による承認を要するものとする。

(8) 新株予約権の取得事由及び条件
上記8．に準じて決定する。

(9) その他の新株予約権の行使の条件
下記11．に準じて決定する。

10. 新株予約権の行使により生じる1株に満たない端数の取り扱い
新株予約権を行使した新株予約権者に交付する株式の数に1株に満たない端数がある場合には、これを切り捨てるものとする。

11. その他の新株予約権の行使の条件
1個の新株予約権をさらに分割して行使することはできないものとする。

12. 新株予約権の払込金額の算定方法
各新株予約権の払込金額は、次式のブラックショールズモデルにより以下の基礎数値に基づき算出した1株当たりのオプション価格に付与株式数を乗じた金額とする。

$$C = Se^{-qT}N(d) - Xe^{-rT}N\left(d - \sigma\sqrt{T}\right)$$

ここで、

$$d = \frac{\ln\left(\frac{S}{X}\right) + \left(r - q + \frac{\sigma^2}{2}\right)T}{\sigma\sqrt{T}}$$

(1) 1株当たりのオプション価格（C）
(2) 株価（S）：平成20年8月29日の東京証券取引所における当社普通株式の普通取引の終値（終値がない場合は、翌取引日の基準値段）
(3) 行使価格（X）：1円
(4) 予想残存期間（T）：4.5年

(5) ボラティリティ（σ）：4.5 年間（平成 16 年 2 月 27 日から平成 20 年 8 月 29 日まで）の各週の最終取引日における当社普通株式の普通取引の終値に基づき算出した株価変動率
(6) 無リスクの利子率（r）：残存年数が予想残存期間に対応する国債の利子率
(7) 配当利回り（q）：当社普通株式 1 株当たりの配当金（平成 20 年 3 月期の実績配当金）÷上記(2)に定める株価
(8) 標準正規分布の累積分布関数（$N(\cdot)$）

13. 新株予約権を割り当てる日
平成 20 年 8 月 29 日

14. 新株予約権と引換えにする金銭の払込みの期日
払込みの期日は平成 20 年 8 月 29 日とする。

15. 新株予約権の行使請求及び払込みの方法
(1) 新株予約権を行使する場合には、当社が定める様式による「新株予約権行使請求書」に必要事項を記入し、記名捺印または署名のうえ、これを下記 16. に定める行使請求受付場所に提出するものとする。なお、新株予約権行使請求書の行使請求受付場所での受付は当社の営業日に限るものとする。
(2) 上記(1)の「新株予約権行使請求書」の提出とともに、各新株予約権の行使に際して出資される財産の価額に行使に係る新株予約権数を乗じた金額（以下、「払込金」という。）を、現金にて下記 17. に定める払込取扱場所の当社の指定する口座（以下、「指定口座」という。）に当社の指定する日時までに振り込むものとする。

16. 新株予約権の行使請求受付場所
当社人材開発部門（新株予約権に係る事務を担当する部署に変更があった場合には、当該変更後の担当部署とし、当社が当該事務を他に委託する場合には当社が委託する者。）

17. 新株予約権の行使に際する払込取扱場所
株式会社みずほコーポレート銀行大手町営業部（またはその時々における当該銀行の承継銀行もしくは当該支店の承継支店。）

18. 新株予約権の行使の効力発生時期等
(1) 新株予約権の行使の効力は、行使請求受付場所において受領された新株予約権行使請求書を払込取扱場所が受領し、かつ上記 15. (2)に定める払込金が指定口座に入金されたときに生ずるものとする。
(2) 当社は、行使手続終了後遅滞なく株券を交付する。ただし、単元未満株式にかかる株券は交付しない。

19. 本発行要項の規定中読み替えその他の措置に伴う取り扱い
本発行要項の規定中読み替えその他の措置が必要となるときは、会社法の規定及び新株予約権の趣旨に従い、これに関連する事項の取り扱いについて、当社が適切と考える方法により、本発行要項を変更できるものとし、かかる変更は本発行要項と一体をなすものとする。

20. 本発行要項の公示
当社は、その本店に本発行要項の謄本を備え置き、その営業時間中、新株予約権者の閲覧に供するものとする。

21. その他本新株予約権に関し、必要な一切の事項は代表取締役に一任する。

上記発行要項に基づき発行する新株予約権は、当社取締役及び当社取締役を兼務しない当社執行役員合計27名に割り当てる予定であり、上記発行要項2．に記載の新株予約権の総数37個の内訳は、当社取締役に対して25個、当社取締役を兼務しない当社執行役員に対して12個とする予定でありますが、後日開催する当社取締役会において決定いたします。

（ご参考）
当社取締役に対して割り当てる新株予約権は、ストックオプションとして割り当てる新株予約権に関する報酬等として割り当てるものであり、その額は平成18年6月29日開催の当社第100期定時株主総会において年額2億円以内（ただし、使用人兼務取締役の使用人兼務部分に対する報酬を除く。）、新株予約権の総数 50 個（その目的たる株式の数50,000株）を上限とすることと決議されております。

以　上

本件についてのお問い合せ先： 花王株式会社　広報部　電話 03-3660-7041～7042

Exhibit B-3

平成２０年7月２８日

各　位

会 社 名　花　王　株　式　会　社
代表者名　代表取締役　社長執行役員
尾　﨑　元　規
（コード番号　４４５２　東証第一部）

ストックオプションの割当てに関するお知らせ

当社は、本日開催の取締役会において、会社法第236条、第238条及び第239条の規定並びに平成20年6月27日開催の当社第102期定時株主総会決議に基づき、当社使用人並びに関係会社の取締役及び使用人（以下、「当社従業員等」といいます。）と当社株主の利害の共有化により、当社の企業価値の一層の増大を図ることを目的とし、当社従業員等に対して特に有利な条件でストックオプションとして発行する新株予約権の募集事項等を下記のとおり決定し、当該新株予約権を引き受ける者の募集をすること等につき決議いたしましたので、お知らせいたします。

記

〔発行要項〕

1．新株予約権の名称　　　　花王株式会社第７－B回新株予約権

2．新株予約権の総数　　　　447個

上記総数は、割当予定数であり、引受けの申込みがなされなかった場合等、割り当てる新株予約権の総数が減少したときは、割り当てる新株予約権の総数をもって発行する新株予約権の総数とする。

3．新株予約権の目的である株式の種類及び数

新株予約権の目的である株式の種類は当社普通株式とし、新株予約権1個当たりの目的である株式の数（以下、「付与株式数」という。）は1,000株とする。ただし、新株予約権を割り当てる日（以下、「割当日」という。）後、当社普通株式の株式分割（当社普通株式の無償割当てを含む。以下、株式分割の記載につき同じ。）、または株式併合が行われる場合には、付与株式数を次の算式により調整し、調整の結果生じる1株未満の端数は、これを切り捨てるものとする。調整後付与株式数を適用する日については、下記５.(2)②の規定を準用する。

調整後付与株式数 ＝ 調整前付与株式数 × 分割・併合の比率

上記のほか、割当日後、付与株式数の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で付与株式数を調整する。

また、付与株式数の調整を行うときは、当社は調整後付与株式数を適用する日の前日までに、必要な事項を新株予約権原簿に記載された各新株予約権を保有する者（以下、「新株予約権者」という。）に通知または公告する。ただし、当該適用の日の前日までに通知または公告を行うことができない場合には、以後速やかに通知または公告するものとする。

4．新株予約権の行使に際して出資される財産の価額の算定方法

各新株予約権の行使に際して出資される財産の価額は、新株予約権を行使することに

より交付を受けることができる株式1株当たりの払込金額（以下、「行使価額」という。）に付与株式数を乗じて得た金額とする。行使価額は、新株予約権の割当日の翌日に先立つ45取引日目に始まる30取引日（取引が成立しない日を除く。以下同じ。）の東京証券取引所における当社普通株式の普通取引の終値（気配表示を含む。以下同じ。）の平均値に 1.05 を乗じて得た金額とし、1円未満の端数は切り上げる。ただし、その金額が割当日の東京証券取引所における当社普通株式の普通取引の終値を下回る場合は、当該終値を行使価額とする。

5．行使価額の調整

(1) 割当日後、当社普通株式につき、次の①または②の事由が生ずる場合、行使価額をそれぞれ次の算式（以下、「行使価額調整式」という。）により行使価額を調整し、調整により生じる1円未満の端数は切り上げる。

① 当社普通株式につき時価を下回る価額で新株の発行または自己株式の処分を行う場合（ただし、当社普通株式に転換される証券もしくは転換できる証券の転換、当社普通株式の交付を請求できる新株予約権（新株予約権付社債に付されたものを含む。）の行使、単元未満株主の単元未満株式売渡請求に基づく自己株式の譲渡及び株式交換による自己株式の移転の場合は、いずれも行使価額の調整を行わない）。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times 1\text{株当たり払込金額}}{\text{時価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

ⅰ．行使価額調整式において、「既発行株式数」とは、当社普通株式にかかる発行済株式の総数から当社普通株式にかかる自己株式数を控除して得た数とし、当社普通株式にかかる自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとする。

ⅱ．行使価額調整式に使用する「時価」は、下記(2)に定める「調整後行使価額を適用する日」（以下、「適用日」という。）に先立つ 45 取引日目に始まる 30 取引日における東京証券取引所における当社普通株式の普通取引の終値の平均値とする。なお、「平均値」は、円位未満小数第2位まで算出し、小数第2位を四捨五入する。

② 当社普通株式の株式分割または株式併合が行われる場合。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{1}{\text{分割・併合の比率}}$$

(2) 調整後行使価額を適用する日は、次に定めるところによる。

① 上記(1)①に従い調整を行う場合の調整後行使価額は、当該発行または処分の払込期日の翌日以降（基準日がある場合は当該基準日の翌日以降。）、これを適用する。

② 上記(1)②に従い調整を行う場合の調整後行使価額は、株式分割の場合は、当該株式分割の基準日の翌日以降、株式併合の場合は、その効力発生日以降、これを適用する。ただし、剰余金の額を減少して資本金または準備金を増加する議案が当社株主総会において承認されることを条件として株式分割が行われ

る場合で、当該株主総会の終結の日以前の日を株式分割のための基準日とする場合は、調整後行使価額は、当該株主総会の終結の日の翌日以降、当該基準日の翌日に遡及してこれを適用する。

なお、上記ただし書に定める場合において、株式分割のための基準日の翌日から当該株主総会の終結の日までに新株予約権を行使した（かかる新株予約権を行使することにより交付を受けることができる株式の数を、以下、「分割前行使株式数」という。）新株予約権者に対しては、次の算出方法により、当社普通株式を交付する。この場合に生じた1株未満の端数については、これを切り捨てるものとする。

$$\text{新規発行株式数} = \frac{(\text{調整前行使価額} - \text{調整後行使価額}) \times \text{分割前行使株式数}}{\text{調整後行使価額}}$$

(3) さらに、上記のほか、割当日後、当社が資本金の額の減少を行う場合等、行使価額の調整を必要とするやむを得ない事由が生じたときは、かかる資本金の額の減少の条件等を勘案の上、合理的な範囲で行使価額を調整するものとする。

(4) また、行使価額の調整を行うときは、当社は調整後行使価額を適用する日の前日までに、必要な事項を新株予約権原簿に記載された新株予約権者に通知または公告する。ただし、当該適用の日の前日までに通知または公告を行うことができない場合には、以後速やかに通知または公告するものとする。

6．新株予約権を行使することができる期間

平成22年9月1日から平成27年8月31日まで。

7．新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項

(1) 新株予約権の行使により株式を発行する場合における増加する資本金の額は、会社計算規則第40条第1項の規定に従い算出される資本金等増加限度額に2分の1を乗じて得た額とし、計算の結果生じる1円未満の端数は、これを切り上げるものとする。

(2) 新株予約権の行使により株式を発行する場合における増加する資本準備金の額は、上記(1)記載の資本金等増加限度額から上記(1)に定める増加する資本金の額を減じて得た額とする。

8．譲渡による新株予約権の取得の制限

譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。

9．新株予約権の取得事由及び条件

当社は、当社が消滅会社となる合併契約承認の議案、当社が分割会社となる吸収分割契約もしくは新設分割計画承認の議案、または当社が完全子会社となる株式交換契約もしくは株式移転計画承認の議案につき当社株主総会で承認された場合（株主総会決議が不要の場合は、当社取締役会決議がなされた場合。）は、当社取締役会が別途定める日に、無償で新株予約権を取得することができる。

10．組織再編行為の際の新株予約権の取り扱い

当社が、合併（当社が合併により消滅する場合に限る。）、吸収分割、新設分割、株式交換または株式移転（以上を総称して以下、「組織再編行為」という。）をする場合において、組織再編行為の効力発生日において残存する新株予約権（以下、「残存

新株予約権」という。）の新株予約権者に対し、それぞれの場合につき、会社法第236条第1項第8号イからホまでに掲げる株式会社（以下、「再編対象会社」という。）の新株予約権を以下の条件に基づきそれぞれ交付することとする。この場合においては、残存新株予約権は消滅し、再編対象会社は新株予約権を新たに発行するものとする。ただし、以下の条件に沿って再編対象会社の新株予約権を交付する旨を、合併契約、吸収分割契約、新設分割計画、株式交換契約または株式移転計画において定めた場合に限るものとする。

(1) 交付する再編対象会社の新株予約権の数
残存新株予約権の新株予約権者が保有する新株予約権の数と同一の数をそれぞれ交付するものとする。

(2) 新株予約権の目的である再編対象会社の株式の種類
再編対象会社の普通株式とする。

(3) 新株予約権の目的である再編対象会社の株式の数
組織再編行為の条件等を勘案の上、上記3．に準じて決定する。

(4) 新株予約権の行使に際して出資される財産の価額
交付される各新株予約権の行使に際して出資される財産の価額は、組織再編行為の条件等を勘案の上、上記4．で定められる行使価額を調整して得られる再編後払込金額に上記(3)に従って決定される当該新株予約権の目的である再編対象会社の株式の数を乗じて得られる額とする。

(5) 新株予約権を行使することができる期間
上記6．に定める新株予約権を行使することができる期間の初日と組織再編行為の効力発生日のうちいずれか遅い日から、上記6．に定める新株予約権を行使することができる期間の末日までとする。

(6) 新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項
上記7．に準じて決定する。

(7) 譲渡による新株予約権の取得の制限
譲渡による新株予約権の取得については、再編対象会社の取締役会の決議（再編対象会社が取締役会設置会社でない場合には、「取締役」とする。）による承認を要するものとする。

(8) 新株予約権の取得事由及び条件
上記9．に準じて決定する。

11. 新株予約権の行使により生じる1株に満たない端数の取り扱い
新株予約権を行使した新株予約権者に交付する株式の数に1株に満たない端数がある場合には、これを切り捨てるものとする。

12. その他の新株予約権の行使の条件
1個の新株予約権をさらに分割して行使することはできないものとする。

13. 新株予約権の払込金額
新株予約権につき、金銭の払込みを要しないこととする。

14. 新株予約権を割り当てる日
平成20年8月29日

15. 新株予約権の行使請求及び払込みの方法

(1) 新株予約権を行使する場合には、当社が定める様式による「新株予約権行使請求書」に必要事項を記入し、記名捺印または署名のうえ、これを下記16．に定める行使請

求受付場所に提出するものとする。なお、新株予約権行使請求書の行使請求受付場所での受付は当社の営業日に限るものとする。

(2) 上記(1)の「新株予約権行使請求書」の提出とともに、各新株予約権の行使に際して出資される財産の価額に行使に係る新株予約権数を乗じた金額（以下、「払込金」という。）を、現金にて下記17. に定める払込取扱場所の当社の指定する口座（以下、「指定口座」という。）に当社の指定する日時までに振り込むものとする。

16. 新株予約権の行使請求受付場所
当社人材開発部門（新株予約権に係る事務を担当する部署に変更があった場合には、当該変更後の担当部署とし、当社が当該事務を他に委託する場合には当社が委託する者。）

17. 新株予約権の行使に際する払込取扱場所
株式会社みずほコーポレート銀行大手町営業部（またはその時々における当該銀行の承継銀行もしくは当該支店の承継支店。）

18. 新株予約権の行使の効力発生時期等
(1) 新株予約権の行使の効力は、行使請求受付場所において受領された新株予約権行使請求書を払込取扱場所が受領し、かつ上記 15. (2)に定める払込金が指定口座に入金されたときに生ずるものとする。
(2) 当社は、行使手続終了後遅滞なく株券を交付する。ただし、単元未満株式にかかる株券は交付しない。

19. 本発行要項の規定中読み替えその他の措置に伴う取り扱い
本発行要項の規定中読み替えその他の措置が必要となるときは、会社法の規定及び新株予約権の趣旨に従い、これに関連する事項の取り扱いについて、当社が適切と考える方法により、本発行要項を変更できるものとし、かかる変更は本発行要項と一体をなすものとする。

20. 本発行要項の公示
当社は、その本店に本発行要項の謄本を備え置き、その営業時間中、新株予約権者の閲覧に供するものとする。

21. その他本新株予約権に関し、必要な一切の事項は代表取締役に一任する。

22. 上記各項は金融商品取引法による届出の効力発生を条件とする。

なお、上記発行要項に基づき発行する新株予約権は、当社使用人並びに関係会社の取締役及び使用人合計 85 名に割り当てる予定でありますが、後日開催する当社取締役会において決定いたします。

（ご参考）

(1) 定時株主総会附議のための取締役会決議日	平成 20 年 4 月 23 日
(2) 第 102 期定時株主総会の決議日	平成 20 年 6 月 27 日

以　上

本件についてのお問い合せ先：
花王株式会社　広報部　電話 03-3660-7041～7042

Exhibit B-4

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成20年7月28日
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役 社長執行役員　尾崎 元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03-3660-7111
【事務連絡者氏名】	会計財務部門 管理部長 青木 和義
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03-3660-7111
【事務連絡者氏名】	会計財務部門 管理部長 青木 和義
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

1【提出理由】

当社は、会社法第236条、第238条及び第240条に基づき、当社取締役及び当社取締役を兼務しない執行役員に対し、報酬として新株予約権（株式報酬型ストックオプション）を付与するため、平成20年７月28日開催の取締役会において、平成20年８月29日に新株予約権を発行することについて決議いたしましたので、金融商品取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第２号の２の規定に基づき、本報告書を提出するものであります。

2【報告内容】

(1) 銘柄

花王株式会社第７-A回新株予約権

(2) 発行数

37個

上記総数は、割当予定数であり、引受けの申込みがなされなかった場合等、割り当てる新株予約権の総数が減少したときは、割り当てる新株予約権の総数をもって発行する新株予約権の総数とする。

(3) 発行価格

各新株予約権の払込金額は、次式のブラックショールズモデルにより以下の基礎数値に基づき算出した１株当たりのオプション価格に付与株式数を乗じた金額とする。

$$C = Se^{-qT}N(d) - Xe^{-rT}N(d - \sigma\sqrt{T})$$

ここで、

$$d = \frac{\ln\left(\frac{S}{X}\right) + \left(r - q + \frac{\sigma^2}{2}\right)T}{\sigma\sqrt{T}}$$

ⅰ　１株当たりのオプション価格（C）

ⅱ　株価（S）：平成20年８月29日の東京証券取引所における当社普通株式の普通取引の終値（終値がない場合は、翌取引日の基準値段）

ⅲ　行使価格（X）：１円

ⅳ　予想残存期間（T）：4.5年

ⅴ　ボラティリティ（σ）：4.5年間（平成16年２月27日から平成20年８月29日まで）の各週の最終取引日における当社普通株式の普通取引の終値に基づき算出した株価変動率

ⅵ　無リスクの利子率（r）：残存年数が予想残存期間に対応する国債の利子率

ⅶ　配当利回り（q）：当社普通株式１株当たりの配当金（平成20年３月期の実績配当金）÷上記ⅱに定める株価

ⅷ　標準正規分布の累積分布関数（N(・)）

(4) 発行価額の総額

未定

(5) 新株予約権の目的となる株式の種類及び数

新株予約権の目的である株式の種類は当社普通株式とし、新株予約権１個当たりの目的である株式の数（以下、付与株式数」という。）は1,000株とする。ただし、新株予約権を割り当てる日（以下、「割当日」という。）後、当社普通株式の株式分割（当社普通株式の無償割当てを含む。以下、株式分割の記載につき同じ。）、または株式併合が行われる場合には、付与株式数を次の算式により調整し、調整の結果生じる１株未満の端数は、これを切り捨てるものとする。

調整後付与株式数 ＝ 調整前付与株式数 × 分割・併合の比率

調整後付与株式数は、株式分割の場合は、当該株式分割の基準日の翌日以降、株式併合の場合は、その効力発生日以降、これを適用する。ただし、剰余金の額を減少して資本金または準備金を増加する議案が当社株主総会において承認されることを条件として株式分割が行われる場合で、当該株主総会の終結の日以前の日を株式分割のための基準日とする場合は、調整後付与株式数は、当該株主総会の終結の日の翌日以降、当該基準日の翌日に遡及してこれを適用する。

上記のほか、割当日後、付与株式数の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で付与株式数を調整する。
また、付与株式数の調整を行うときは、当社は調整後付与株式数を適用する日の前日までに、必要な事項を新株予約権原簿に記載された各新株予約権を保有する者（以下、「新株予約権者」という。）に通知または公告する。ただし、当該適用の日の前日までに通知または公告を行うことができない場合には、以後速やかに通知または公告するものとする。

(6) 新株予約権の行使に際して払い込むべき金額
各新株予約権の行使に際して出資される財産の価額は、新株予約権を行使することにより交付を受けることができる株式1株当たりの払込金額を1円とし、これに付与株式数を乗じて得た金額とする。

(7) 新株予約権の行使期間
平成22年7月1日から平成27年6月30日まで

(8) 新株予約権の行使条件
1個の新株予約権をさらに分割して行使することはできないものとする。

(9) 新株予約権の行使により株式を発行する場合の当該株券の発行価格のうちの資本組入額
① 新株予約権の行使により株式を発行する場合における増加する資本金の額は、会社計算規則第40条第1項の規定に従い算出される資本金等増加限度額の2分の1の金額とし、計算の結果生じる1円未満の端数は、これを 切り上げるものとする。
② 新株予約権の行使により株式を発行する場合における増加する資本準備金の額は、上記①記載の資本金等増加限度額から上記①に定める増加する資本金の額を減じて得た額とする。

(10) 新株予約権の譲渡に関する事項
譲渡による新株予約権の取得については、当社取締役会の決議による承認を要するものとする。

(11) 当該取得の申込みの勧誘の相手方の人数及びその内訳
当社取締役15名、執行役員12名、合計27名に割り当てる。

(12) 勧誘の相手方が提出会社に関係する会社として企業内容等の開示に関する内閣府令第2条第2項に規定する会社の取締役，会計参与，執行役，監査役又は使用人である場合には，当該会社と提出会社との間の関係
該当事項なし。

(13) 勧誘の相手方と提出会社との間の取決めの内容
新株予約権者は、本新株予約権の全部又は一部につき、第三者への譲渡、質入れその他一切の処分をすることができない。

(14) 新株予約権を割り当てる日
平成20年8月29日

(15) 新株予約権と引換えにする金銭の払込みの期日
払込みの期日は平成20年8月29日とする。

(16) 新株予約権の取得条項
当社は、当社が消滅会社となる合併契約承認の議案、当社が分割会社となる吸収分割契約もしくは新設分割計画承認の議案、または当社が完全子会社となる株式交換契約もしくは株式移転計画承認の議案につき当社株主総会で承認された場合（株主総会決議が不要の場合は、当社取締役会決議がなされた場合。）は、当社取締役会が別途定める日に、無償で新株予約権を取得することができる。

(17) 組織再編における新株予約権の消滅及び再編対象会社の新株予約権交付の内容に関する決定方針
当社が、合併（当社が合併により消滅する場合に限る。）、吸収分割、新設分割、株式交換または株式移転（以上を総称して以下、「組織再編行為」という。）をする場合において、組織再編行為の効力発生日において残存する新株予約権（以下、「残存新株予約権」という。）の新株予約権者に対し、それぞれの場合につき、会社法第236条第1項第8号イからホまでに掲げる株式会社（以下、「再編対象会社」という。）の新株予約権を以下の条件に基づきそれぞれ交付することとする。この場合においては、残存新株予約権は消滅し、再編対象会社は新株予約権を新たに発行するものとする。ただし、以下の条件に沿って再編対象会社の新株予約権を交付する旨を、合併契約、

吸収分割契約、新設分割計画、株式交換契約または株式移転計画において定めた場合に限るものとする。

① 交付する再編対象会社の新株予約権の数
残存新株予約権の新株予約権者が保有する新株予約権の数と同一の数をそれぞれ交付するものとする。

② 新株予約権の目的である再編対象会社の株式の種類
再編対象会社の普通株式とする。

③ 新株予約権の目的である再編対象会社の株式の数
組織再編行為の条件等を勘案の上、上記(5)に準じて決定する。

④ 新株予約権の行使に際して出資される財産の価額
交付される各新株予約権の行使に際して出資される財産の価額は、再編後払込金額に上記③に従って決定される当該新株予約権の目的である再編対象会社の株式の数を乗じて得られる額とする。再編後払込金額は、交付される各新株予約権を行使することにより交付を受けることができる再編対象会社の株式1株当たり1円とする。

⑤ 新株予約権を行使することができる期間
上記(7)に定める新株予約権を行使することができる期間の初日と組織再編行為の効力発生日のうちいずれか遅い日から、上記(7)に定める新株予約権を行使することができる期間の末日までとする。

⑥ 新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項
上記(9)に準じて決定する。

⑦ 譲渡による新株予約権の取得の制限
譲渡による新株予約権の取得については、再編対象会社の取締役会の決議（再編対象会社が取締役会設置会社でない場合には、「取締役」とする。）による承認を要するものとする。

⑧ 新株予約権の取得事由及び条件
上記(16)に準じて決定する。

⑨ その他の新株予約権の行使の条件
上記(8)に準じて決定する。

(18) 新株予約権を行使した際に生ずる一株に満たない端数の取決め
新株予約権を行使した新株予約権者に交付する株式の数に1株に満たない端数がある場合には、これを切り捨てるものとする。

以上

Exhibit B-5

【表紙】

【提出書類】	有価証券届出書
【提出先】	関東財務局長
【提出日】	平成20年７月28日
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役 社長執行役員　尾崎 元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03-3660-7111
【事務連絡者氏名】	会計財務部門 管理部長　青木 和義
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03-3660-7111
【事務連絡者氏名】	会計財務部門 管理部長　青木 和義
【届出の対象とした募集有価証券の種類】	新株予約権証券
【届出の対象とした募集金額】	その他の者に対する割当　０円 発行価額の総額に新株予約権の行使に際して払い込むべき金額の合計額を合算した金額 1,180,080,000円 （注）１．本募集は平成20年６月27日開催の当社定時株主総会の決議及び平成20年７月28日開催の当社取締役会決議に基づき、ストックオプションを目的として、新株予約権を発行するものであります。 ２．募集金額は、ストックオプションとしての目的で発行することから無償で発行するものといたします。また発行価額の総額に新株予約権の行使に際して払い込むべき金額の合計額を合算した金額は、本有価証券届出書提出時の見込み額（平成20年７月25日時点の東京証券取引所における当社普通株式の終値を基準とする）であります。
【安定操作に関する事項】	該当事項はありません。
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

第一部【証券情報】

第１【募集要項】

１【新規発行新株予約権証券】

(1)【募集の条件】

発行数	447個
発行価額の総額	０円
発行価格	０円
申込手数料	該当事項なし。
申込単位	１個
申込期間	平成20年８月22日
申込証拠金	０円
申込取扱場所	花王株式会社人材開発部門 （新株予約権に係る事務を担当する部署に変更があった場合には、当該変更後の担当部署とし、当社が当該事務を他に委託する場合には当社が委託する者とする。）
払込期日	該当事項なし。
割当日	平成20年８月29日
払込取扱場所	該当事項なし。

（注）１．取締役会決議年月日

本新株予約権証券は、平成20年６月27日開催の当社定時株主総会の決議に基づき、平成20年７月28日開催の当社取締役会においてその発行の決議をしております。

２．申込みの方法

申込方法は、申込期間内に申込取扱場所へ申込みをすることとします。

３．割当対象者

本新株予約権の募集はストックオプションの目的をもって行うものであり、当社使用人及び当社子会社・関連会社取締役に対して行うものであります。

４．本募集の対象となる者は以下のとおりであります。

対象となる者の区分	人数（名）	割当新株予約権数（個）
当社使用人	80	420
当社子会社・関連会社取締役	5	27
合計	85	447

(2) 【新株予約権の内容等】

新株予約権の目的となる株式の種類	当社普通株式
新株予約権の目的となる株式の数	447,000株 付与株式数（以下に定義する。）が調整される場合には、当該調整後の付与株式数に発行する新株予約権の総数を乗じた数に調整されるものとする。各新株予約権1個当たりの目的である株式の数（以下、「付与株式数」という。）は1,000株とする。ただし、（注）１．の定めにより付与株式数の調整を受けることがある。
新株予約権の行使時の払込金額	各新株予約権の行使に際して出資される財産の価額は、新株予約権を行使することにより交付を受けることができる株式1株当たりの払込金額（以下、「行使価額」という。）に付与株式数を乗じて得た金額とする。 行使価額は、新株予約権の割当日（平成20年８月29日）の翌日に先立つ45取引日目に始まる30取引日（取引が成立しない日を除く。以下同じ。）の東京証券取引所における当社普通株式の普通取引の終値（気配表示を含む。以下同じ。）の平均値に1.05を乗じて得た金額とし、1円未満の端数は切り上げる。ただし、その金額が割当日（平成20年８月29日）の東京証券取引所における当社普通株式の普通取引の終値を下回る場合は、当該終値を行使価額とする。ただし、（注）２．の定めにより行使価額の調整を受けることがある。
新株予約権の行使により株式を発行する場合の株式の発行価額の総額	1,180,080,000円とする。 （新株予約権の行使により株式を発行する場合の発行価額の総額は、本有価証券届出書提出時の見込額（平成20年７月25日時点の東京証券取引所における当社普通株式の終値を基準とする）である。）
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	１．発行価格は行使価額と同額である。 ２．資本組入額 (1) 新株予約権の行使により株式を発行する場合における増加する資本金の額は、会社計算規則第40条第１項の規定に従い算出される資本金等増加限度額に２分の１を乗じて得た額とし、計算の結果生じる１円未満の端数は、これを切り上げるものとする。 (2) 新株予約権の行使により株式を発行する場合における増加する資本準備金の額は、上記(1) 記載の資本金等増加限度額から上記(1) に定める増加する資本金の額を減じて得た額とする。
新株予約権の行使期間	平成22年９月１日から平成27年８月31日までとする。
新株予約権の行使請求の受付場所、取次場所及び払込取扱場所	１．受付場所　花王株式会社人材開発部門 （新株予約権に係る事務を担当する部署に変更があった場合には、当該変更後の担当部署とし、当社が当該事務を他に委託する場合には当社が委託する者とする。） ２．払込取扱場所 株式会社みずほコーポレート銀行大手町営業部 （またはその時々における当該銀行の承継銀行もしくは当該支店の承継支店）
新株予約権の行使の条件	１個の新株予約権をさらに分割して行使することはできないものとする。

自己新株予約権の取得の事由及び取得の条件	当社は、当社が消滅会社となる合併契約承認の議案、当社が分割会社となる吸収分割契約もしくは新設分割計画承認の議案、または当社が完全子会社となる株式交換契約もしくは株式移転計画承認の議案につき当社株主総会で承認された場合（株主総会決議が不要の場合は、当社取締役会決議がなされた場合。）は、当社取締役会が別途定める日に、無償で新株予約権を取得することができる。
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。
代用払込みに関する事項	該当事項なし。

組織再編成行為に伴う新株予約権の交付に関する事項	当社が、合併（当社が合併により消滅する場合に限る。）、吸収分割、新設分割、株式交換または株式移転（以上を総称して以下、「組織再編行為」という。）をする場合において、組織再編行為の効力発生日において残存する新株予約権（以下、「残存新株予約権」という。）の新株予約権者に対し、それぞれの場合につき、会社法第236条第1項第8号イからホまでに掲げる株式会社（以下、「再編対象会社」という。）の新株予約権を以下の条件に基づきそれぞれ交付することとする。この場合においては、残存新株予約権は消滅し、再編対象会社は新株予約権を新たに発行するものとする。ただし、以下の条件に沿って再編対象会社の新株予約権を交付する旨を、合併契約、吸収分割契約、新設分割計画、株式交換契約または株式移転計画において定めた場合に限るものとする。 (1) 交付する再編対象会社の新株予約権の数 残存新株予約権の新株予約権者が保有する新株予約権の数と同一の数をそれぞれ交付するものとする。 (2) 新株予約権の目的である再編対象会社の株式の種類 再編対象会社の普通株式とする。 (3) 新株予約権の目的である再編対象会社の株式の数 組織再編行為の条件等を勘案の上、（注）1．に準じて決定する。 (4) 新株予約権の行使に際して出資される財産の価額 交付される各新株予約権の行使に際して出資される財産の価額は、組織再編行為の条件等を勘案の上、上記「新株予約権の行使時の払込金額」で定められる行使価額を調整して得られる再編後払込金額に上記(3)に従って決定される当該新株予約権の目的である再編対象会社の株式の数を乗じて得られる額とする。 (5) 新株予約権を行使することができる期間 上記「新株予約権の行使期間」に定める新株予約権を行使することができる期間の初日と組織再編行為の効力発生日のうちいずれか遅い日から、上記「新株予約権の行使期間」に定める新株予約権を行使することができる期間の末日までとする。 (6) 新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項 上記「新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額」に準じて決定する。 (7) 譲渡による新株予約権の取得の制限 譲渡による新株予約権の取得については、再編対象会社の取締役会の決議（再編対象会社が取締役会設置会社でない場合には、「取締役」とする。）による承認を要するものとする。 (8) 新株予約権の取得事由及び条件 上記「自己新株予約権の取得の事由及び取得の条件」に準じて決定する。

（注）1．付与株式数の調整

新株予約権を割り当てる日（以下、「割当日」という。）後、当社普通株式の株式分割（当社普通株式の無償割当てを含む。以下、株式分割の記載につき同じ。）、または株式併合が行われる場合には、付与株式数を次の算式により調整し、調整の結果生じる1株未満の端数は、これを切り捨てるものとする。調整後付与株式数を適用する日については、下記（注）2．(2)の規定を準用する。

調整後付与株式数＝調整前付与株式数×分割・併合の比率

上記のほか、割当日後、付与株式数の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で付与株式数を調整する。
また、付与株式数の調整を行うときは、当社は調整後付与株式数を適用する日の前日までに、必要な事項を新株予約権原簿に記載された各新株予約権を保有する者（以下、「新株予約権者」という。）に通知または公告する。ただし、当該適用の日の前日までに通知または公告を行うことができない場合には、以後速やかに通知または公告するものとする。

2．行使価額の調整

(1) 割当日後、当社普通株式につき、次の①または②の事由が生ずる場合、行使価額をそれぞれ次の算式（以下、「行使価額調整式」という。）により行使価額を調整し、調整により生じる1円未満の端数は切り上げる。

① 当社普通株式につき時価を下回る価額で新株の発行または自己株式の処分を行う場合（ただし、当社普通株式に転換される証券もしくは転換できる証券の転換、当社普通株式の交付を請求できる新株予約権（新株予約権付社債に付されたものを含む。）の行使、単元未満株主の単元未満株式売渡請求に基づく自己株式の譲渡及び株式交換による自己株式の移転の場合は、いずれも行使価額の調整を行わない）。

$$\text{調整後行使価額}=\text{調整前行使価額}\times\frac{\text{既発行株式数}+\dfrac{\text{新規発行株式数}\times\text{1株当たり払込金額}}{\text{時価}}}{\text{既発行株式数}+\text{新規発行株式数}}$$

i．行使価額調整式において、「既発行株式数」とは、当社普通株式にかかる発行済株式の総数から当社普通株式にかかる自己株式数を控除して得た数とし、当社普通株式にかかる自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとする。

ii．行使価額調整式に使用する「時価」は、下記(2) に定める「調整後行使価額を適用する日」（以下、「適用日」という。）に先立つ45取引日目に始まる30取引日における東京証券取引所における当社普通株式の普通取引の終値の平均値とする。なお、「平均値」は、円位未満小数第2位まで算出し、小数第2位を四捨五入する。

② 当社普通株式の株式分割または株式併合が行われる場合。

$$\text{調整後行使価額}=\text{調整前行使価額}\times\frac{1}{\text{分割・併合の比率}}$$

(2) 調整後行使価額を適用する日は、次に定めるところによる。

① 上記(1) ①に従い調整を行う場合の調整後行使価額は、当該発行または処分の払込期日の翌日以降（基準日がある場合は当該基準日の翌日以降。）、これを適用する。

② 上記(1) ②に従い調整を行う場合の調整後行使価額は、株式分割の場合は、当該株式分割の基準日の翌日以降、株式併合の場合は、その効力発生日以降、これを適用する。ただし、剰余金の額を減少して資本金または準備金を増加する議案が当社株主総会において承認されることを条件として株式分割が行われる場合で、当該株主総会の終結の日以前の日を株式分割のための基準日とする場合は、調整後行使価額は、当該株主総会の終結の日の翌日以降、当該基準日の翌日に遡及してこれを適用する。
なお、上記ただし書に定める場合において、株式分割のための基準日の翌日から当該株主総会の終結の日までに新株予約権を行使した（かかる新株予約権を行使することにより交付を受けることができる株式の数を、以下、「分割前行使株式数」という。）新株予約権者に対しては、次の算出方法により、当社普通株式を交付する。この

場合に生じた1株未満の端数については、これを切り捨てるものとする。

$$\text{新規発行株式数} = \frac{(\text{調整前行使価額} - \text{調整後行使価額}) \times \text{分割前行使株式数}}{\text{調整後行使価額}}$$

(3) さらに、上記のほか、割当日後、当社が資本金の額の減少を行う場合等、行使価額の調整を必要とするやむを得ない事由が生じたときは、かかる資本金の額の減少の条件等を勘案の上、合理的な範囲で行使価額を調整するものとする。

(4) また、行使価額の調整を行うときは、当社は調整後行使価額を適用する日の前日までに、必要な事項を新株予約権原簿に記載された新株予約権者に通知または公告する。ただし、当該適用の日の前日までに通知または公告を行うことができない場合には、以後速やかに通知または公告するものとする。

3. 新株予約権の行使請求及び払込みの方法

(1) 新株予約権を行使する場合には、当社が定める様式による「新株予約権行使請求書」に必要事項を記入し、記名捺印または署名のうえ、これを上記「新株予約権の行使請求の受付場所、取次場所及び払込取扱場所」に定める行使請求受付場所に提出するものとする。なお、新株予約権行使請求書の行使請求受付場所での受付は当社の営業日に限るものとする。

(2) 上記(1)の「新株予約権行使請求書」の提出とともに、各新株予約権の行使に際して出資される財産の価額に行使に係る新株予約権数を乗じた金額（以下、「払込金」という。）を、現金にて上記「新株予約権の行使請求の受付場所、取次場所及び払込取扱場所」に定める払込取扱場所の当社の指定する口座（以下、「指定口座」という。）に当社の指定する日時までに振り込むものとする。

4. 新株予約権の行使の効力発生時期等

(1) 新株予約権の行使の効力は、行使請求受付場所において受領された新株予約権行使請求書を払込取扱場所が受領し、かつ上記（注）3.(2)に定める払込金が指定口座に入金されたときに生ずるものとする。

(2) 当社は、行使手続終了後遅滞なく株券を交付する。ただし、単元未満株式にかかる株券は交付しない。

5. 発行要項の公示

当社は、その本店に新株予約権の発行要項の謄本を備え置き、その営業時間中、新株予約権者の閲覧に供するものとする。

(3) 【新株予約権証券の引受け】

該当事項なし。

2【新規発行による手取金の使途】

(1)【新規発行による手取金の額】

払込金額の総額（円）（注）1.	発行諸費用の概算額（円）（注）2.	差引手取概算額（円）
1,180,080,000	1,000,000	1,179,080,000

（注）1. 払込金額の総額は、本有価証券届出書提出時の見込額である。

2. 発行諸費用の概算額には、消費税等は含まれていない。

(2) 【手取金の使途】

今回の募集は、ストックオプションを目的として発行するものであり、資金調達を目的としておりません。従って、新株予約権は無償で発行されるものであり、新規発行による手取金は発生いたしません。

また、新株予約権の行使による資金の払込みは、新株予約権の割当てを受けた者の判断によるため、現時点でその金額及び時期を資金計画に織り込むことは困難であります。従って、手取金は運転資金に充当する予定でありますが、具体的な金額については、行使による払込みのなされた時点の状況に応じて決定いたします。

第２【売出要項】

該当事項なし。

第３【その他の記載事項】

該当事項なし。

第二部【公開買付けに関する情報】

第1【公開買付けの概要】

該当事項はありません。

第2【統合財務情報】

該当事項はありません。

第3【発行者（その関連者）と対象者との重要な契約】

該当事項はありません。

第三部【参照情報】

第1【参照書類】

会社の概況及び事業の概況等、金融商品取引法第5条第1項第2号に掲げる事項については、以下に掲げる書類を参照して下さい。

1【有価証券報告書及びその添付書類】

事業年度 第102期（自 平成19年4月1日 至 平成20年3月31日）平成20年6月27日関東財務局長に提出

2【臨時報告書】

1の有価証券報告書提出後、本有価証券届出書提出日（平成20年7月28日）までに、金融商品取引法第24条の5第4項ならびに企業内容等の開示に関する内閣府令第19条第2項第2号の2の規定に基づく臨時報告書を平成20年7月28日に関東財務局長に提出

第2【参照書類の補完情報】

上記に掲げた参照書類としての有価証券報告書に記載された「事業等のリスク」について、当該有価証券報告書の提出日以後、本有価証券届出書提出日（平成20年7月28日）までの間において生じた変更その他の事由はありません。

また、当該有価証券報告書には将来に関する事項が記載されておりますが、当該事項は本有価証券届出書提出日現在においてもその判断に変更はなく、新たに記載する将来に関する事項もありません。

第3【参照書類を縦覧に供している場所】

花王株式会社 本店　　東京都中央区日本橋茅場町一丁目14番10号
株式会社東京証券取引所　東京都中央区日本橋兜町２番１号

第四部【提出会社の保証会社等の情報】

該当事項はありません。

第五部【特別情報】

第１【保証会社及び連動子会社の最近の財務諸表又は財務書類】

該当事項はありません。

Exhibit B-6

【表紙】

【提出書類】	有価証券届出書の訂正届出書
【提出先】	関東財務局長
【提出日】	平成20年7月29日
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役 社長執行役員　尾崎 元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03-3660-7111
【事務連絡者氏名】	会計財務部門 管理部長　青木 和義
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03-3660-7111
【事務連絡者氏名】	会計財務部門 管理部長　青木 和義
【届出の対象とした募集有価証券の種類】	新株予約権証券
【届出の対象とした募集金額】	その他の者に対する割当 0円 発行価額の総額に新株予約権の行使に際して払い込むべき金額の合計額を合算した金額 1,180,080,000円 (注) 1．本募集は平成20年6月27日開催の当社定時株主総会の決議及び平成20年7月28日開催の当社取締役会決議に基づき、ストックオプションを目的として、新株予約権を発行するものであります。 2．募集金額は、ストックオプションとしての目的で発行することから無償で発行するものといたします。また発行価額の総額に新株予約権の行使に際して払い込むべき金額の合計額を合算した金額は、本有価証券届出書提出時の見込み額（平成20年7月25日時点の東京証券取引所における当社普通株式の終値を基準とする）であります。
【安定操作に関する事項】	該当事項はありません。
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町2番1号）

【有価証券届出書の訂正届出書の提出理由】

平成20年７月28日付で提出した有価証券届出書の記載事項および添付書類のうち一部について修正すべき事項がありましたので、これらを訂正するために有価証券届出書の訂正届出書を提出するものであります。

【訂正事項】

第一部【証券情報】

第１【募集要項】

１【新規発行新株予約権証券】

(1) 【募集の条件】

欄外注記

(添付書類の訂正)

取締役会議事録 別紙Ⅲ

【訂正箇所】

訂正箇所は、＿＿罫で示しております。

第一部【証券情報】

第１【募集要項】

１【新規発行新株予約権証券】

(1) 【募集の条件】

欄外注記

(訂正前)

(注) １．(省略)

２．(省略)

３．(省略)

４．本募集の対象となる者は以下のとおりであります。

対象となる者の区分	人数(名)	割当新株予約権数(個)
当社使用人	80	420
当社子会社・関連会社取締役	5	27
合計	85	447

(訂正後)

(注) １．(省略)

２．(省略)

３．(省略)

４．本募集の対象となる者は以下のとおりであります。

対象となる者の区分	人数(名)	割当新株予約権数(個)
当社使用人	81	425
当社子会社・関連会社取締役	4	22
合計	85	447

Exhibit B-7

【表紙】

【提出書類】	有価証券届出書の訂正届出書
【提出先】	関東財務局長
【提出日】	平成20年8月7日
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役 社長執行役員　尾崎 元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03-3660-7111
【事務連絡者氏名】	会計財務部門 管理部長　青木 和義
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03-3660-7111
【事務連絡者氏名】	会計財務部門 管理部長　青木 和義
【届出の対象とした募集有価証券の種類】	新株予約権証券
【届出の対象とした募集金額】	その他の者に対する割当 0円 発行価額の総額に新株予約権の行使に際して払い込むべき金額の合計額を合算した金額 1,180,080,000円 （注）1．本募集は平成20年6月27日開催の当社定時株主総会の決議及び平成20年7月28日開催の当社取締役会決議に基づき、ストックオプションを目的として、新株予約権を発行するものであります。 2．募集金額は、ストックオプションとしての目的で発行することから無償で発行するものといたします。また発行価額の総額に新株予約権の行使に際して払い込むべき金額の合計額を合算した金額は、本有価証券届出書提出時の見込み額（平成20年7月25日時点の東京証券取引所における当社普通株式の終値を基準とする）であります。
【安定操作に関する事項】	該当事項はありません。
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町2番1号）

1 【有価証券届出書の訂正届出書の提出理由】

四半期報告書（第103期 第１四半期 自 平成20年４月１日 至 平成20年６月30日）を平成20年８月７日に関東財務局長に提出いたしました。この四半期報告書の提出により、当該書類を平成20年７月28日付で提出した有価証券届出書の参照書類とするため、有価証券届出書の訂正届出書を提出するものであります。

2 【訂正事項】

第三部【参照情報】

第１【参照書類】

3 【訂正箇所】

訂正箇所は、＿＿罫で示しております。

第三部【参照情報】

第１【参照書類】

（訂正前）

会社の概況及び事業の概況等、金融商品取引法第５条第１項第２号に掲げる事項については、以下に掲げる書類を参照して下さい。

1 【有価証券報告書及びその添付書類】

事業年度 第102期（自 平成19年４月１日 至 平成20年３月31日）平成20年６月27日関東財務局長に提出

2 【臨時報告書】

１の有価証券報告書提出後、本有価証券届出書提出日（平成20年７月28日）までに、金融商品取引法第24条の５第４項ならびに企業内容等の開示に関する内閣府令第19条第２項第２号の２の規定に基づく臨時報告書を平成20年７月28日に関東財務局長に提出

（訂正後）

会社の概況及び事業の概況等、金融商品取引法第５条第１項第２号に掲げる事項については、以下に掲げる書類を参照して下さい。

1 【有価証券報告書及びその添付書類】

事業年度 第102期（自 平成19年４月１日 至 平成20年３月31日）平成20年６月27日関東財務局長に提出

2 【四半期報告書又は半期報告書】

事業年度 第103期 第１四半期（自 平成20年４月１日 至 平成20年６月30日）平成20年８月７日関東財務局長に提出

3 【臨時報告書】

１の有価証券報告書提出後、本有価証券届出書提出日（平成20年７月28日）までに、金融商品取引法第24条の５

第４項ならびに企業内容等の開示に関する内閣府令第19条第２項第２号の２の規定に基づく臨時報告書を平成20年７月28日に関東財務局長に提出

Exhibit B-8

【表紙】

【提出書類】	四半期報告書
【根拠条文】	金融商品取引法第24条の4の7第1項
【提出先】	関東財務局長
【提出日】	平成20年8月7日
【四半期会計期間】	第103期第1四半期（自 平成20年4月1日 至 平成20年6月30日）
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役 社長執行役員　尾﨑 元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３－３６６０－７１１１（代表）
【事務連絡者氏名】	会計財務部門 管理部長　青木 和義
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３－３６６０－７１１１（代表）
【事務連絡者氏名】	会計財務部門 管理部長　青木 和義
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

第一部【企業情報】

第1【企業の概況】

1【主要な経営指標等の推移】

回次	第103期 第1四半期連結 累計(会計)期間	第102期
会計期間	自 平成20年4月1日 至 平成20年6月30日	自 平成19年4月1日 至 平成20年3月31日
売上高（百万円）	316,848	1,318,513
経常利益（百万円）	26,068	114,223
四半期（当期）純利益（百万円）	17,096	66,561
純資産額（百万円）	560,226	584,709
総資産額（百万円）	1,174,085	1,232,601
1株当たり純資産額（円）	1,025.89	1,070.67
1株当たり四半期（当期）純利益金額（円）	31.89	122.53
潜在株式調整後1株当たり四半期（当期）純利益金額（円）	31.87	122.41
自己資本比率（％）	46.8	46.6
営業活動によるキャッシュ・フロー（百万円）	4,536	180,322
投資活動によるキャッシュ・フロー（百万円）	△13,385	△52,389
財務活動によるキャッシュ・フロー（百万円）	△10,349	△101,822
現金及び現金同等物の四半期末（期末）残高（百万円）	85,512	112,636
従業員数（人）	33,791	32,900

（注）1．当社は四半期連結財務諸表を作成しておりますので、提出会社の主要な経営指標等の推移については記載しておりません。

2．売上高には、消費税等は含まれておりません。

2【事業の内容】

当第１四半期連結会計期間において、当社及び当社の関係会社が営む事業の内容について、重要な変更はありません。また、主要な関係会社における異動もありません。

3【関係会社の状況】

当第１四半期連結会計期間において、重要な関係会社の異動はありません。

4【従業員の状況】

(1) 連結会社の状況

平成20年６月30日現在

従業員数（人）	33,791　(5,128)

（注）１．従業員数は、就業人員（当社グループ〔当社及び連結子会社〕からグループ外への出向者を除き、グループ外から当社グループへの出向者を含んでおります。）であります。（ ）内は、臨時従業員数の当第１四半期連結連結会計期間の平均人員であり、外数で記載しております。

２．臨時従業員は、パートタイマー及び嘱託契約の従業員を含み、派遣社員を除いております。

(2) 提出会社の状況

平成20年６月30日現在

従業員数（人）	5,899

（注）従業員数は、就業人員（当社から社外への出向者を除き、社外から当社への出向者を含んでおります。）であります。

第２【事業の状況】

１【生産、受注及び販売の状況】

(1) 生産実績

当第１四半期連結会計期間の生産実績を事業の種類別セグメントごとに示すと、次のとおりであります。

事業の種類別セグメントの名称		当第１四半期連結会計期間 (自 平成20年４月１日 至 平成20年６月30日) (百万円)
	ビューティケア事業	107,643
	ヒューマンヘルスケア事業	40,611
	ファブリック＆ホームケア事業	64,948
コンシューマープロダクツ事業 計		213,203
ケミカル事業		59,212
小　計		272,415
消　去		△9,922
合　計		262,492

(注) １．金額は売価換算値で表示しております。
２．上記の金額には、消費税等は含まれておりません。
３．連結会社間の取引が複雑で、セグメントごとの生産高を正確に把握することは困難なため、概算値で表示しております。

(2) 受注状況

受注生産は行っておりません。

(3) 販売実績

当第１四半期連結会計期間の販売実績を事業の種類別セグメントごとに示すと、次のとおりであります。

事業の種類別セグメントの名称			当第１四半期連結会計期間 (自 平成20年４月１日 至 平成20年６月30日) (百万円)
		ビューティケア事業	107,957
		ヒューマンヘルスケア事業	42,489
		ファブリック＆ホームケア事業	56,506
	日本計		206,952
	アジア		20,771
	欧米		33,756
	内部売上消去等		△4,486
コンシューマープロダクツ事業 計			256,994
	日本		34,392
	アジア		20,520
	欧米		26,350
	内部売上消去等		△11,917
ケミカル事業 計			69,346
小　計			326,340
消　去			△9,492
連結売上高			316,848

(注) 上記の金額には、消費税等は含まれておりません。

2【経営上の重要な契約等】

当第1四半期連結会計期間において、経営上の重要な契約等の決定又は締結等はありません。

3【財政状態及び経営成績の分析】

文中の将来に関する事項は、当四半期報告書提出日現在において、当社グループが判断したものであります。

(1)業績の状況

当第1四半期（平成20年4月1日から平成20年6月30日まで）の日本経済は、石油関連製品や食品の価格上昇などにより消費者心理が悪化し、また企業収益も減少が予想されていることなどにより、景気の減速感が強まりました。海外経済は、アジアでは中国等で拡大が続いたものの、欧米ではエネルギー価格の上昇やサブプライムローン問題を背景として、景気は減速局面が続きました。

このような状況の下、当四半期は対象市場が弱含み始めましたが、当社グループは引き続き商品の高付加価値化による"利益ある成長"をめざして事業活動を行ったことにより、概ね計画通りに推移しました。売上高は、アジアのコンシューマープロダクツ事業やケミカル事業が順調に推移したものの、日本や欧米でコンシューマープロダクツ市場が冷え込んできたことと為替変動の影響により、前年同期より0.4％減（為替変動の影響を除くと実質＋1.7％）の316,848百万円となりました。利益面では、天然油脂や原油の価格上昇が続いており、それを受けた原材料価格値上がりの影響を大きく受けましたが、販売価格の改定やコストダウン活動などに積極的に取り組んだ結果、営業利益は25,707百万円（対前年同期＋83百万円）、経常利益は26,068百万円（対前年同期＋589百万円）、四半期純利益は17,096百万円（対前年同期＋4,090百万円）となりました。なお、買収に係るのれん等の減価償却費控除前営業利益は35,209百万円（売上高比率：11.1％）でした。

当第1四半期の在外子会社等の財務諸表項目（収益及び費用）の主な為替換算レートは、103.79円／米ドル、158.34円／ユーロでした。

事業の種類別セグメントの業績は、次のとおりであります。

コンシューマープロダクツ事業

売上高は、前年同期に対して2.7％減の256,994百万円（為替変動の影響を除くと実質Δ1.0％）となりました。

国内市場は、トイレタリー主要カテゴリーの消費者購入価格については、ほぼ前年同期と同じレベルで推移したものの、金額ベースでは化粧品、トイレタリーとも前年同期を若干下回りました。

国内では、生活者の変化に対応した新製品の上市や、販売体制の強化などに取り組みましたが、市場低迷の影響を受け、売上高は1.4％減の206,952百万円となりました。しかしながら、市場は縮小したものの、当社グループのシェアは、当第1四半期においても前年同期を上回ることが出来ました。

アジアでは、現地流通との共同取り組みや日本との一体運営の推進などの効果が現われ、売上高は6.0％増（為替変動の影響を除くと実質＋14.6％）の20,771百万円と好調に推移しました。

欧米では、市場の冷え込みと競争の激化による影響を受け、売上高は13.2％減（為替変動の影響を除くと実質Δ5.8％）の33,756百万円となりました。

営業利益は、売り上げが前年同期を下回ったことや、天然油脂や石油化学原料を中心とした原材料価格上昇の影響を受けたことで、前年同期を1,976百万円下回る18,517百万円となりました。

〔ビューティケア事業〕

売上高は、前年同期に対して4.6％減の146,196百万円（為替変動の影響を除くと実質Δ2.4％）となりました。
国内の売上高は前年同期に対して1.9％減の107,957百万円となりました。プレステージ化粧品の売り上げは、カネボウ化粧品と花王ソフィーナがともに市場冷え込みの影響を受け、前年同期と比べて減少しました。そのような中、カネボウ化粧品は「ブランシール スペリア」の新発売や「コフレドール」のアイテム追加など、メガブランド化に向けた積極的な展開を行い、また花王ソフィーナも、ブランド強化に向けて本年１月に「ソフィーナ ボーテ」を発売し、強化を図りました。プレミアムスキンケア製品では、「ビオレ うるおい浸透コットン化粧水」や、全身洗浄料「ビオレu スマイル気分ハッピーシトラスの香り」など春の新製品が好調に推移したこともあり、売り上げは順調に伸長しました。プレミアムヘアケア製品の売り上げは減少しましたが、ほぼ計画通りとなりました。昨年春に新発売した「セグレタ」が伸び悩みましたが、ヘアスタイリング剤やヘアカラーが好調に推移しました。
アジアでは、プレミアムスキンケア製品の「ビオレ」が中国やインドネシアなどを中心に順調であったことや、新しく汎アジアブランドとして育成しているプレミアムヘアケア製品「アジエンス」を中国とタイでも発売したことなどにより、売り上げは好調に推移しました。
欧米の売り上げは、米国市場で消費者心理の冷え込みと厳しい競争環境の影響を受けるとともに、為替変動の影響も受け減少しましたが、プレミアムヘアケア製品の「ジョン・フリーダ」や「グール」は欧州市場において堅調な伸びを示しました。
なお、プレステージ化粧品の売上高は、前年同期に対して2.8％減の73,730百万円となりました。
営業利益は、花王ブランズ（旧アンドリュー・ジャーゲンズ）社買収時に発生したのれん、及び「キュレル」商標権に係る減価償却が終了したことなどにより、前年同期を1,512百万円上回る6,063百万円となりました。なお、買収に係るのれん等の減価償却費控除前営業利益は15,504百万円（売上高比率：10.6％）でした。

〔ヒューマンヘルスケア事業〕
売上高は、前年同期に対して1.2％増の46,817百万円（為替変動の影響を除くと実質＋2.2％）となりました。
国内の売上高は前年同期に対して0.2％増の42,489百万円となりました。フード＆ビバレッジ製品では、「ヘルシアウォーター」でアセロラ味を新発売しましたが、競争の激化により売り上げは減少しました。サニタリー製品では、生理用品「ロリエ スーパーガード」が順調に推移し、またベビー用紙おむつ「メリーズ」で、通気性を大幅に改良したことなどにより、売り上げを伸ばしました。パーソナルヘルス製品では、改良発売した歯みがきの「クリアクリーン」に注力しましたが、売り上げは前年同期並みでした。
アジアでは、生理用品「ロリエ」が中国やタイで好調に推移したことにより、売り上げを伸ばしました。
営業利益は、原材料価格の上昇に対応してベビー用紙おむつで改良を機に、入り枚数変更による実質値上げや、コストダウンなどに取り組みましたが、前年同期を864百万円下回る2,152百万円となりました。

〔ファブリック＆ホームケア事業〕
売上高は、前年同期に対して1.2％減の63,980百万円（為替変動の影響を除くと実質Δ0.2％）となりました。
国内の売上高は前年同期に対して1.6％減の56,506百万円となりました。ファブリックケア製品では、厳しい市場競争が続き、贈答品市場縮小の影響も受けて売り上げは若干減少しました。衣料用洗剤「アタック」では、洗浄力を高めた改良を行うと同時に内容量の見直しによる実質値上げを行いつつ、ブランドの強化を図りました。ホームケア製品では、本年３月に食器用洗剤「キュキュット クエン酸効果オレンジオイル配合」を発売したことなどにより、「キュキュット」ブランドの強化を図り順調に推移しましたが、住居用洗剤が伸び悩んだこともあり、売り上げは前年同期並みでした。
アジアでは、特にインドネシアで衣料用洗剤「アタック イージー」が好調に推移し、また中国でも販売体制が一層強化されたことなどから、売り上げは伸長しました。
営業利益は、新製品・改良品の上市やマーケティング投資の効率化、及び価格改定に取り組みましたが、原材料価格上昇の影響が大きく、前年同期を2,624百万円下回る10,300百万円となりました。

ケミカル事業

ケミカル事業は、グローバルに特徴ある強い事業に引き続き注力した結果、売上高は前年同期に対して11.9％増の69,346百万円（為替変動の影響を除くと実質＋15.6％）となりました。

国内は、鉱工業生産が弱含みで推移するなど対象業界が冷え込む中、前年同期に対して14.7％増の34,392百万円となりました。油脂製品と機能材料製品では、原料価格上昇の影響を受けて販売価格の改定に取り組みました。またスペシャルティケミカルズ製品では、インクジェットプリンターインク用色材や電子部品用洗浄剤などで、さらなる高付加価値化と販売数量増に努めました。

アジアでは、売上高は前年同期に対して33.2％増（為替変動の影響を除くと実質＋45.4％）の20,520百万円となりました。主要製品である油脂アルコールでは、販売数量増と原料価格上昇に対応した価格改定に注力しました。

欧米では、売上高は前年同期に対して6.4％増（為替変動の影響を除くと実質＋11.2％）の26,350百万円となりました。三級アミンやトナー・トナーバインダーが好調に推移しました。

営業利益は、天然油脂などの原料価格上昇の影響を受けましたが、販売価格の改定、販売数量増及びコストダウンに努めたことなどにより、前年同期を2,119百万円上回る7,213百万円となりました。

所在地別セグメントの業績は、次のとおりであります。

（イ）日本

国内の会社の売上高は、セグメント間の内部売上高を含めて、前年同期に対して0.1％増の233,393百万円となりました。石油関連製品や食品の価格上昇などにより消費者心理が悪化し市場が冷え込みましたが、高付加価値製品の積極的な投入や販売体制の強化、また原材料価格上昇に対応した価格改定などに取り組みました。営業利益は、これらの諸施策に加えコストダウン活動に取り組みましたが、原材料価格上昇の影響を大きく受け、前年同期を770百万円下回る20,103百万円となりました。

（ロ）アジア

アジア地域の会社の売上高は、セグメント間の内部売上高を含めて、前年同期に対して18.0％増（為替換算の影響を除くと実質＋28.1％）の40,673百万円となりました。コンシューマープロダクツ事業では現地流通との共同取り組みや日本との一体運営の推進などの効果が現れ、ケミカル事業では価格改定に注力しました。以上の結果、営業利益は前年同期を2,072百万円上回る2,458百万円となりました。

（ハ）米州

米州地域の会社の売上高は、セグメント間の内部売上高を含めて、前年同期に対して12.6％減（為替換算の影響を除くと実質＋0.2％）の25,488百万円となりました。コンシューマープロダクツ事業では厳しい市場競争が続きました。営業利益は、新製品の投入などによる市場の活性化に取り組みましたが、前年同期を999百万円下回る1,330百万円となりました。

（ニ）欧州

欧州地域の会社の売上高は、セグメント間の内部売上高を含めて、前年同期に対して0.1％増（為替換算の影響を除くと実質＋1.0％）の37,410百万円となりました。景気減速の影響を受けましたが、収益性の改善に努め、営業利益は前年同期を318百万円上回る2,092百万円となりました。

(2)資産、負債及び資本の状況

総資産は1,174,085百万円となり、前連結会計年度末に比べ58,515百万円減少しました。主な減少項目は、商標権などの知的財産権やのれんの償却が進んだ無形固定資産で14,479百万円、有価証券で13,993百万円、現金及び預金で11,137百万円です。

負債は、前連結会計年度末に比べ34,033百万円減少し、613,858百万円となりました。主な減少項目は、法人税等の支払いによる未払法人税等の減少23,374百万円及び流動負債のその他に含まれる未払費用の減少などです。

純資産は、前連結会計年度末に比べ24,482百万円減少し、560,226百万円となりました。主な増加は、当第１四半期純利益17,096百万円であり、主な減少は配当金の支払い及び為替換算調整勘定（海外連結子会社等の純資産の為替換算に係るもの）の変動26,013百万円によるものです。以上の結果、自己資本比率は、前連結会計年度末の46.6％から46.8％となりました。

(3)キャッシュ・フローの状況

当第１四半期連結会計期間における現金及び現金同等物（以下「資金」という。）の残高は、前連結会計年度末に比べて27,123百万円減少し、85,512百万円となりました。

当第１四半期連結会計期間における各キャッシュ・フローの状況とそれらの要因は、次のとおりであります。

（営業活動によるキャッシュ・フロー）

営業活動によって得られた資金は、4,536百万円となりました。主な増加項目は、税金等調整前四半期純利益が25,543百万円、減価償却費が21,519百万円、一方で主な減少項目は、法人税等の支払いが28,583百万円、売上債権の増加が8,789百万円及びたな卸資産の増加が3,786百万円であったことによるものです。

（投資活動によるキャッシュ・フロー）

投資活動に使用された資金は、13,385百万円となりました。主なものとしては、有形固定資産の取得9,635百万円及び無形固定資産の取得2,146百万円です。

（財務活動によるキャッシュ・フロー）

財務活動に使用された資金は、10,349百万円となりました。これは主として少数株主を含めた配当金の支払い13,208百万円です。

(4)事業上及び財務上の対処すべき課題

当第１四半期連結会計期間において、当社グループが対処すべき課題について重要な変更はありません。

(5)研究開発活動

当第１四半期連結会計期間における研究開発費は、11,501百万円であります。

なお、当第１四半期連結会計期間において、研究開発活動の状況に重要な変更はありません。

(6)経営成績に重要な影響を与える要因及び経営戦略の現状と見通し

当第１四半期連結業績は、概ね計画通りに推移しました。しかしながら、石油関連製品や食品の価格上昇などにより消費者心理の冷え込みが進んでおり、国内外においてインフレと景気後退の懸念が高まる厳しい環境となっています。また天然油脂や原油などの国際相場は、期初の時点に比べて上昇しており、さらなるコストアップの可能性が高まっています。当社グループではそれらのインパクトを吸収するために、生活者の変化に対応した店頭展開の提案を行うなど、流通とのコラボレーションをさらに強化していきます。また、商品開発のサイクルを早め、付加価値の高い新製品・改良品の上市、またコストアップに対応した販売価格の改定などに取り組んでまいります。

第３【設備の状況】

(1) 主要な設備の状況

当第１四半期連結会計期間において、主要な設備に重要な異動はありません。

(2) 設備の新設、除却等の計画

当第１四半期連結会計期間において、前連結会計年度末に計画した重要な設備の新設、除却等について、重要な変更はありません。また、新たに確定した重要な設備の新設、拡充、改修、除却、売却等の計画はありません。

第４【提出会社の状況】

１【株式等の状況】

（１）【株式の総数等】

①【株式の総数】

平成20年６月30日現在

種類	発行可能株式総数（株）
普通株式	1,000,000,000
計	1,000,000,000

②【発行済株式】

種類	第１四半期会計期間末現在発行数（株）(平成20年６月30日)	提出日現在発行数（株）(平成20年８月７日)	上場金融商品取引所名又は登録認可金融商品取引業協会名	内容
普通株式	549,443,701	549,443,701	東京証券取引所（市場第一部）	－
計	549,443,701	549,443,701	－	－

（２）【新株予約権等の状況】

新株予約権等の状況は、次のとおりであります。なお、新株予約権の数及び新株予約権の目的となる株式の数は、それぞれの定時株主総会決議又は取締役会決議により発行した新株予約権の数及び新株予約権の目的となる株式の数から、行使されたもの及び失効したものの数を減じております。

旧商法の規定に基づき発行した新株予約権は、次のとおりであります。

平成14年６月27日定時株主総会決議

	第１四半期会計期間末現在(平成20年６月30日)
新株予約権の数（個）	192
新株予約権のうち自己新株予約権の数（個）	－
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数（株）	192,000
新株予約権の行使時の払込金額（円）	2,955
新株予約権の行使期間	自 平成16年７月１日 至 平成21年６月30日
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格 2,955 資本組入額 1,478
新株予約権の行使の条件	各新株予約権の一部行使は、その目的たる株式の数が当社の１単元の株式数の整数倍となる場合に限り、これを行うことができる。
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、当社取締役会の承認を要する。
代用払込みに関する事項	－
組織再編成行為に伴う新株予約権の交付に関する事項	－

平成15年６月27日定時株主総会決議

	第１四半期会計期間末現在(平成20年６月30日)
新株予約権の数（個）	267
新株予約権のうち自己新株予約権の数（個）	－

	第１四半期会計期間末現在 （平成20年６月30日）
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数（株）	267,000
新株予約権の行使時の払込金額（円）	2,372
新株予約権の行使期間	自　平成17年７月１日 至　平成22年６月30日
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　2,372 資本組入額　1,186
新株予約権の行使の条件	各新株予約権の一部行使は、その目的たる株式の数が当社の１単元の株式数の整数倍となる場合に限り、これを行うことができる。
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、当社取締役会の承認を要する。
代用払込みに関する事項	―
組織再編成行為に伴う新株予約権の交付に関する事項	―

平成16年６月29日定時株主総会決議

	第１四半期会計期間末現在 （平成20年６月30日）
新株予約権の数（個）	758
新株予約権のうち自己新株予約権の数（個）	―
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数（株）	758,000
新株予約権の行使時の払込金額（円）	2,695
新株予約権の行使期間	自　平成18年７月１日 至　平成23年６月30日
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　2,695 資本組入額　1,348
新株予約権の行使の条件	各新株予約権の一部行使はできないものとする。
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、当社取締役会の承認を要する。
代用払込みに関する事項	―
組織再編成行為に伴う新株予約権の交付に関する事項	―

平成17年６月29日定時株主総会決議

	第１四半期会計期間末現在 （平成20年６月30日）
新株予約権の数（個）	971
新株予約権のうち自己新株予約権の数（個）	―
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数（株）	971,000
新株予約権の行使時の払込金額（円）	2,685
新株予約権の行使期間	自　平成19年７月１日 至　平成24年６月29日

	第1四半期会計期間末現在 （平成20年6月30日）
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　2,685 資本組入額 1,343
新株予約権の行使の条件	各新株予約権の一部行使はできないものとする。
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、当社取締役会の承認を要する。
代用払込みに関する事項	－
組織再編成行為に伴う新株予約権の交付に関する事項	－

会社法の規定に基づき発行した新株予約権は、次のとおりであります。

平成18年5月22日、平成18年8月25日及び平成18年9月28日取締役会決議

	第1四半期会計期間末現在 （平成20年6月30日）
新株予約権の数（個）	12
新株予約権のうち自己新株予約権の数（個）	－
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数（株）	12,000
新株予約権の行使時の払込金額（円）	1
新株予約権の行使期間	自　平成20年7月1日 至　平成25年6月28日
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）（注）1	発行価格　2,933 資本組入額 1,467
新株予約権の行使の条件	1個の新株予約権をさらに分割して行使することはできないものとする。
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。
代用払込みに関する事項	－
組織再編成行為に伴う新株予約権の交付に関する事項	（注）2

（注）1．発行価格は、本新株予約権の払込金額1株当たり2,932円と行使時の払込金額1株当たり1円を合算しております。なお、本新株予約権は、当社取締役を兼務しない当社執行役員に対して付与されたものであり、本新株予約権の払込金額1株当たり2,932円については、当社執行役員の報酬債権の対当額をもって相殺されました。

2．当社が、合併（当社が合併により消滅する場合に限る。）、吸収分割、新設分割、株式交換または株式移転（以上を総称して以下、「組織再編行為」という。）をする場合において、組織再編行為の効力発生日において残存する新株予約権（以下、「残存新株予約権」という。）の新株予約権者に対し、それぞれの場合につき、会社法第236条第1項第8号イからホまでに掲げる株式会社（以下、「再編対象会社」という。）の新株予約権を以下の条件に基づきそれぞれ交付することとする。この場合においては、残存新株予約権は消滅し、再編対象会社は新株予約権を新たに発行するものとする。ただし、以下の条件に沿って再編対象会社の新株予約権を交付する旨を、合併契約、吸収分割契約、新設分割計画、株式交換契約または株式移転計画において定めた場合に限るものとする。

ⅰ．交付する再編対象会社の新株予約権の数
残存新株予約権の新株予約権者が保有する新株予約権の数と同一の数をそれぞれ交付するものとする。

ⅱ．新株予約権の目的である再編対象会社の株式の種類
再編対象会社の普通株式とする。

ⅲ．新株予約権の目的である再編対象会社の株式の数
組織再編行為の条件等を勘案の上、次に準じて決定する。
新株予約権の目的である株式の種類は当社普通株式とし、新株予約権1個当たりの目的である株式の数（以下、「付与株式数」という。）は1,000株とする。ただし、新株予約権を割り当てる日（以下、

「割当日」という。）後、当社普通株式の株式分割（当社普通株式の無償割当てを含む。以下、株式分割の記載につき同じ。）、または株式併合が行われる場合には、付与株式数を次の算式により調整し、調整の結果生じる1株未満の端数は、これを切り捨てるものとする。

調整後付与株式数 ＝ 調整前付与株式数 × 分割・併合の比率

調整後付与株式数は、株式分割の場合は、当該株式分割の基準日の翌日以降、株式併合の場合は、その効力発生日以降、これを適用する。ただし、剰余金の額を減少して資本金または準備金を増加する議案が当社株主総会において承認されることを条件として株式分割が行われる場合で、当該株主総会の終結の日以前の日を株式分割のための基準日とする場合は、調整後付与株式数は、当該株主総会の終結の日の翌日以降、当該基準日の翌日に遡及してこれを適用する。

上記のほか、割当日後、付与株式数の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で付与株式数を調整する。

また、付与株式数の調整を行うときは、当社は調整後付与株式数を適用する日の前日までに、必要な事項を新株予約権原簿に記載された各新株予約権を保有する者（以下、「新株予約権者」という。）に通知または公告する。ただし、当該適用の日の前日までに通知または公告を行うことができない場合には、以後速やかに通知または公告するものとする。

ⅳ．新株予約権の行使に際して出資される財産の価額

交付される各新株予約権の行使に際して出資される財産の価額は、再編後払込金額に前記 ⅲ に従って決定される当該新株予約権の目的である再編対象会社の株式の数を乗じて得られる額とする。再編後払込金額は、交付される各新株予約権を行使することにより交付を受けることができる再編対象会社の株式1株当たり1円とする。

ⅴ．新株予約権を行使することができる期間

新株予約権を行使することができる期間の初日と組織再編行為の効力発生日のうちいずれか遅い日から、新株予約権を行使することができる期間の末日までとする。

ⅵ．新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項

次に準じて決定する。

(1) 新株予約権の行使により株式を発行する場合における増加する資本金の額は、会社計算規則第40条第1項の規定に従い算出される資本金等増加限度額に2分の1を乗じて得た額とし、計算の結果生じる1円未満の端数は、これを切り上げるものとする。

(2) 新株予約権の行使により株式を発行する場合における増加する資本準備金の額は、上記 (1) に記載の資本金等増加限度額から上記 (1) に定める増加する資本金の額を減じて得た額とする。

ⅶ．譲渡による新株予約権の取得の制限

譲渡による新株予約権の取得については、再編対象会社の取締役会の決議（再編対象会社が取締役会設置会社でない場合には、「取締役」とする。）による承認を要するものとする。

ⅷ．新株予約権の取得事由及び条件

次に準じて決定する。

当社は、当社が消滅会社となる合併契約承認の議案、当社が分割会社となる吸収分割契約もしくは新設分割計画承認の議案、または当社が完全子会社となる株式交換契約もしくは株式移転計画承認の議案につき当社株主総会で承認された場合（株主総会決議が不要の場合は、当社取締役会決議がなされた場合。）は、当社取締役会が別途定める日に、無償で新株予約権を取得することができる。

ⅸ．その他の新株予約権の行使の条件

次に準じて決定する。

(1) 新株予約権者は、当社及び当社が直接または間接に40％以上の株式を有する会社の役員及び使用人の地位をすべて喪失した場合は、当該地位喪失の日から2年後の応当日までの間に限り、新株予約権を行使することができる。ただし、新株予約権を行使することができる期間内に限るものとする。

(2) 1個の新株予約権をさらに分割して行使することはできないものとする。

平成18年６月29日定時株主総会決議並びに平成18年８月25日及び平成18年９月28日取締役会決議

	第１四半期会計期間末現在 (平成20年６月30日)
新株予約権の数（個）	26
新株予約権のうち自己新株予約権の数（個）	－
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数（株）	26,000
新株予約権の行使時の払込金額（円）	1
新株予約権の行使期間	自 平成20年７月１日 至 平成25年６月28日
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）（注）１	発行価格　2,933 資本組入額 1,467
新株予約権の行使の条件	１個の新株予約権をさらに分割して行使することはできないものとする。
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。
代用払込みに関する事項	－
組織再編成行為に伴う新株予約権の交付に関する事項	（注）２

（注）１．発行価格は、本新株予約権の払込金額１株当たり2,932円と行使時の払込金額１株当たり１円を合算しております。なお、本新株予約権は当社取締役に対して付与されたものであり、本新株予約権の払込金額１株当たり2,932円については、当社取締役の報酬債権の対当額をもって相殺されました。

２．前記「平成18年５月22日、平成18年８月25日及び平成18年９月28日取締役会決議」による新株予約権についての（注）２．に記載のとおりであります。

	第１四半期会計期間末現在 （平成20年６月30日）
新株予約権の数（個）	430
新株予約権のうち自己新株予約権の数（個）	－
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数（株）	430,000
新株予約権の行使時の払込金額（円）	3,211
新株予約権の行使期間	自 平成20年７月１日 至 平成25年６月28日
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）（注）１	発行価格 3,211 資本組入額 1,606
新株予約権の行使の条件	１個の新株予約権をさらに分割して行使することはできないものとする。
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。
代用払込みに関する事項	－
組織再編成行為に伴う新株予約権の交付に関する事項	（注）２

（注）１．本新株予約権は、当社使用人並びに関係会社の取締役及び使用人に対して付与されたものであり、これらに対する本新株予約権の払込金額は無償であるため、発行価格は、行使時の払込金額と同額であります。

２．当社が、合併（当社が合併により消滅する場合に限る。）、吸収分割、新設分割、株式交換または株式移転（以上を総称して以下、「組織再編行為」という。）をする場合において、組織再編行為の効力発生日において残存する新株予約権（以下、「残存新株予約権」という。）の新株予約権者に対し、それぞれの場合につき、会社法第236条第１項第８号イからホまでに掲げる株式会社（以下、「再編対象会社」という。）の新株予約権を以下の条件に基づきそれぞれ交付することとする。この場合においては、残存新株予約権は消滅し、再編対象会社は新株予約権を新たに発行するものとする。ただし、以下の条件に沿って再編対象会社の新株予約権を交付する旨を、合併契約、吸収分割契約、新設分割計画、株式交換契約または株式移転計画において定めた場合に限るものとする。

ⅰ．交付する再編対象会社の新株予約権の数
残存新株予約権の新株予約権者が保有する新株予約権の数と同一の数をそれぞれ交付するものとする。

ⅱ．新株予約権の目的である再編対象会社の株式の種類
再編対象会社の普通株式とする。

ⅲ．新株予約権の目的である再編対象会社の株式の数
組織再編行為の条件等を勘案の上、次に準じて決定する。
新株予約権の目的である株式の種類は当社普通株式とし、新株予約権１個当たりの目的である株式の数（以下、「付与株式数」という。）は1,000株とする。ただし、新株予約権を割り当てる日（以下、「割当日」という。）後、当社普通株式の株式分割（当社普通株式の無償割当てを含む。以下、株式分割の記載につき同じ。）、または株式併合が行われる場合には、付与株式数を次の算式により調整し、調整の結果生じる１株未満の端数は、これを切り捨てるものとする。調整後付与株式数を適用する日については、下記※の規定を準用する。

調整後付与株式数 ＝ 調整前付与株式数 × 分割・併合の比率

上記のほか、割当日後、付与株式数の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で付与株式数を調整する。
また、付与株式数の調整を行うときは、当社は調整後付与株式数を適用する日の前日までに、必要な事項を新株予約権原簿に記載された各新株予約権を保有する者（以下、「新株予約権者」という。）に通知または公告する。ただし、当該適用の日の前日までに通知または公告を行うことができない場合には、以後速やかに通知または公告するものとする。
※株式分割の場合は、当該株式分割の基準日の翌日以降、株式併合の場合は、その効力発生日以降、これを適用する。ただし、剰余金の額を減少して資本金または準備金を増加する議案が当社株主総会において承認されることを条件として株式分割が行われる場合で、当該株主総会の終結の日以前の日を株式分割のための基準日とする場合は、調整後行使価額は、当該株主総会の終結の日の翌日以降、当該基準日の翌日に遡及してこれを適用する。

ⅳ. 新株予約権の行使に際して出資される財産の価額
交付される各新株予約権の行使に際して出資される財産の価額は、組織再編行為の条件等を勘案の上、次で定められる行使価額を調整して得られる再編後払込金額に前記 ⅲ に従って決定される当該新株予約権の目的である再編対象会社の株式の数を乗じて得られる額とする。
各新株予約権の行使に際して出資される財産の価額は、新株予約権を行使することにより交付を受けることができる株式1株当たりの払込金額（以下、「行使価額」という。）に付与株式数を乗じて得た金額とする。行使価額は、新株予約権の割当日の翌日に先立つ45取引日目に始まる30取引日（取引が成立しない日を除く。以下同じ。）の東京証券取引所における当社普通株式の普通取引の終値（気配表示を含む。以下同じ。）の平均値に 1.05を乗じて得た金額とし、1円未満の端数は切り上げる。ただし、その金額が割当日の東京証券取引所における当社普通株式の普通取引の終値を下回る場合は、当該終値を行使価額とする。

ⅴ. 新株予約権を行使することができる期間
新株予約権を行使することができる期間の初日と組織再編行為の効力発生日のうちいずれか遅い日から、新株予約権を行使することができる期間の末日までとする。

ⅵ. 新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項
次に準じて決定する。
(1) 新株予約権の行使により株式を発行する場合における増加する資本金の額は、会社計算規則第40条第1項の規定に従い算出される資本金等増加限度額に2分の1を乗じて得た額とし、計算の結果生じる1円未満の端数は、これを切り上げるものとする。
(2) 新株予約権の行使により株式を発行する場合における増加する資本準備金の額は、上記 (1) に記載の資本金等増加限度額から上記 (1) に定める増加する資本金の額を減じて得た額とする。

ⅶ. 譲渡による新株予約権の取得の制限
譲渡による新株予約権の取得については、再編対象会社の取締役会の決議（再編対象会社が取締役会設置会社でない場合には、「取締役」とする。）による承認を要するものとする。

ⅷ. 新株予約権の取得事由及び条件
次に準じて決定する。
当社は、当社が消滅会社となる合併契約承認の議案、当社が分割会社となる吸収分割契約もしくは新設分割計画承認の議案、または当社が完全子会社となる株式交換契約もしくは株式移転計画承認の議案につき当社株主総会で承認された場合（株主総会決議が不要の場合は、当社取締役会決議がなされた場合。）は、当社取締役会が別途定める日に、無償で新株予約権を取得することができる。

	第１四半期会計期間末現在 (平成20年６月30日)
新株予約権の数（個）	25
新株予約権のうち自己新株予約権の数（個）	－
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数（株）	25,000
新株予約権の行使時の払込金額（円）	1
新株予約権の行使期間	自 平成21年７月１日 至 平成26年６月30日
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）（注）１	発行価格 3,064 資本組入額 1,532
新株予約権の行使の条件	１個の新株予約権をさらに分割して行使することはできないものとする。
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。
代用払込みに関する事項	－
組織再編成行為に伴う新株予約権の交付に関する事項	（注）２

（注）１．発行価格は、本新株予約権の払込金額１株当たり3,063円と行使時の払込金額１株当たり１円を合算しております。なお、本新株予約権は当社取締役に対して付与されたものであり、本新株予約権の払込金額１株当たり3,063円については、当社取締役の報酬債権の対当額をもって相殺されました。

２．当社が、合併（当社が合併により消滅する場合に限る。）、吸収分割、新設分割、株式交換または株式移転（以上を総称して以下、「組織再編行為」という。）をする場合において、組織再編行為の効力発生日において残存する新株予約権（以下、「残存新株予約権」という。）の新株予約権者に対し、それぞれの場合につき、会社法第236条第１項第８号イからホまでに掲げる株式会社（以下、「再編対象会社」という。）の新株予約権を以下の条件に基づきそれぞれ交付することとする。この場合においては、残存新株予約権は消滅し、再編対象会社は新株予約権を新たに発行するものとする。ただし、以下の条件に沿って再編対象会社の新株予約権を交付する旨を、合併契約、吸収分割契約、新設分割計画、株式交換契約または株式移転計画において定めた場合に限るものとする。

ⅰ．交付する再編対象会社の新株予約権の数
残存新株予約権の新株予約権者が保有する新株予約権の数と同一の数をそれぞれ交付するものとする。

ⅱ．新株予約権の目的である再編対象会社の株式の種類
再編対象会社の普通株式とする。

ⅲ．新株予約権の目的である再編対象会社の株式の数
組織再編行為の条件等を勘案の上、次に準じて決定する。
新株予約権の目的である株式の種類は当社普通株式とし、新株予約権１個当たりの目的である株式の数（以下、「付与株式数」という。）は1,000株とする。ただし、新株予約権を割り当てる日（以下、「割当日」という。）後、当社普通株式の株式分割（当社普通株式の無償割当てを含む。以下、株式分割の記載につき同じ。）、または株式併合が行われる場合には、付与株式数を次の算式により調整し、調整の結果生じる１株未満の端数は、これを切り捨てるものとする。

調整後付与株式数 ＝ 調整前付与株式数 × 分割・併合の比率

調整後付与株式数は、株式分割の場合は、当該株式分割の基準日の翌日以降、株式併合の場合は、その効力発生日以降、これを適用する。ただし、剰余金の額を減少して資本金または準備金を増加する議案が当社株主総会において承認されることを条件として株式分割が行われる場合で、当該株主総会の終結の日以前の日を株式分割のための基準日とする場合は、調整後付与株式数は、当該株主総会の終結の日の翌日以降、当該基準日の翌日に遡及してこれを適用する。

上記のほか、割当日後、付与株式数の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で付与株式数を調整する。

また、付与株式数の調整を行うときは、当社は調整後付与株式数を適用する日の前日までに、必要な事項を新株予約権原簿に記載された各新株予約権を保有する者（以下、「新株予約権者」という。）に通知または公告する。ただし、当該適用の日の前日までに通知または公告を行うことができない場合には、以後速やかに通知または公告するものとする。

ⅳ．新株予約権の行使に際して出資される財産の価額

交付される各新株予約権の行使に際して出資される財産の価額は、再編後払込金額に前記 ⅲ に従って決定される当該新株予約権の目的である再編対象会社の株式の数を乗じて得られる額とする。再編後払込金額は、交付される各新株予約権を行使することにより交付を受けることができる再編対象会社の株式1株当たり1円とする。

ⅴ．新株予約権を行使することができる期間

新株予約権を行使することができる期間の初日と組織再編行為の効力発生日のうちいずれか遅い日から、新株予約権を行使することができる期間の末日までとする。

ⅵ．新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項

次に準じて決定する。

(1) 新株予約権の行使により株式を発行する場合における増加する資本金の額は、会社計算規則第40条第1項の規定に従い算出される資本金等増加限度額に2分の1を乗じて得た額とし、計算の結果生じる1円未満の端数は、これを切り上げるものとする。

(2) 新株予約権の行使により株式を発行する場合における増加する資本準備金の額は、上記（1）に記載の資本金等増加限度額から上記（1）に定める増加する資本金の額を減じて得た額とする。

ⅶ．譲渡による新株予約権の取得の制限

譲渡による新株予約権の取得については、再編対象会社の取締役会の決議（再編対象会社が取締役会設置会社でない場合には、「取締役」とする。）による承認を要するものとする。

ⅷ．新株予約権の取得事由及び条件

次に準じて決定する。

当社は、当社が消滅会社となる合併契約承認の議案、当社が分割会社となる吸収分割契約もしくは新設分割計画承認の議案、または当社が完全子会社となる株式交換契約もしくは株式移転計画承認の議案につき当社株主総会で承認された場合（株主総会決議が不要の場合は、当社取締役会決議がなされた場合。）は、当社取締役会が別途定める日に、無償で新株予約権を取得することができる。

ⅸ．その他の新株予約権の行使の条件

次に準じて決定する。

(1) 新株予約権者は、当社及び当社が直接または間接に40％以上の株式を有する会社の役員及び使用人の地位をすべて喪失した場合は、当該地位喪失の日から2年後の応当日までの間に限り、新株予約権を行使することができる。ただし、新株予約権を行使することができる期間内に限るものとする。

(2) 1個の新株予約権をさらに分割して行使することはできないものとする。

平成19年７月24日及び平成19年８月30日取締役会決議

	第１四半期会計期間末現在 (平成20年６月30日)
新株予約権の数（個）	14
新株予約権のうち自己新株予約権の数（個）	－
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数（株）	14,000
新株予約権の行使時の払込金額（円）	1
新株予約権の行使期間	自 平成21年７月１日 至 平成26年６月30日
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）（注）１	発行価格 3,064 資本組入額 1,532
新株予約権の行使の条件	１個の新株予約権をさらに分割して行使することはできないものとする。
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。
代用払込みに関する事項	－
組織再編成行為に伴う新株予約権の交付に関する事項	（注）２

（注）１．発行価格は、本新株予約権の払込金額１株当たり3,063円と行使時の払込金額１株当たり１円を合算しております。なお、本新株予約権は、当社取締役を兼務しない当社執行役員に対して付与されたものであり、本新株予約権の払込金額１株当たり3,063円については、当社執行役員の報酬債権の対当額をもって相殺されました。

２．前記「平成18年６月29日定時株主総会決議並びに平成19年７月24日及び平成19年８月30日取締役会決議」による新株予約権についての（注）２．に記載のとおりであります。

平成19年6月28日定時株主総会決議並びに平成19年7月24日及び平成19年8月30日取締役会決議

	第1四半期会計期間末現在 (平成20年6月30日)
新株予約権の数（個）	430
新株予約権のうち自己新株予約権の数（個）	―
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数（株）	430,000
新株予約権の行使時の払込金額（円）	3,446
新株予約権の行使期間	自 平成21年9月1日 至 平成26年8月29日
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）（注）1	発行価格 3,446 資本組入額 1,723
新株予約権の行使の条件	1個の新株予約権をさらに分割して行使することはできないものとする。
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。
代用払込みに関する事項	―
組織再編成行為に伴う新株予約権の交付に関する事項	（注）2

（注）1．本新株予約権は、当社使用人並びに関係会社の取締役及び使用人に対して付与されたものであり、これらに対する本新株予約権の払込金額は無償であるため、発行価格は、行使時の払込金額と同額であります。

2．当社が、合併（当社が合併により消滅する場合に限る。）、吸収分割、新設分割、株式交換または株式移転（以上を総称して以下、「組織再編行為」という。）をする場合において、組織再編行為の効力発生日において残存する新株予約権（以下、「残存新株予約権」という。）の新株予約権者に対し、それぞれの場合につき、会社法第236条第1項第8号イからホまでに掲げる株式会社（以下、「再編対象会社」という。）の新株予約権を以下の条件に基づきそれぞれ交付することとする。この場合においては、残存新株予約権は消滅し、再編対象会社は新株予約権を新たに発行するものとする。ただし、以下の条件に沿って再編対象会社の新株予約権を交付する旨を、合併契約、吸収分割契約、新設分割計画、株式交換契約または株式移転計画において定めた場合に限るものとする。

ⅰ．交付する再編対象会社の新株予約権の数
残存新株予約権の新株予約権者が保有する新株予約権の数と同一の数をそれぞれ交付するものとする。

ⅱ．新株予約権の目的である再編対象会社の株式の種類
再編対象会社の普通株式とする。

ⅲ．新株予約権の目的である再編対象会社の株式の数
組織再編行為の条件等を勘案の上、次に準じて決定する。
新株予約権の目的である株式の種類は当社普通株式とし、新株予約権1個当たりの目的である株式の数（以下、「付与株式数」という。）は1,000株とする。ただし、新株予約権を割り当てる日（以下、「割当日」という。）後、当社普通株式の株式分割（当社普通株式の無償割当てを含む。以下、株式分割の記載につき同じ。）、または株式併合が行われる場合には、付与株式数を次の算式により調整し、調整の結果生じる1株未満の端数は、これを切り捨てるものとする。調整後付与株式数を適用する日については、下記※の規定を準用する。

調整後付与株式数 ＝ 調整前付与株式数 × 分割・併合の比率

上記のほか、割当日後、付与株式数の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で付与株式数を調整する。

また、付与株式数の調整を行うときは、当社は調整後付与株式数を適用する日の前日までに、必要な事項を新株予約権原簿に記載された各新株予約権を保有する者（以下、「新株予約権者」という。）に通知または公告する。ただし、当該適用の日の前日までに通知または公告を行うことができない場合には、以後速やかに通知または公告するものとする。

※株式分割の場合は、当該株式分割の基準日の翌日以降、株式併合の場合は、その効力発生日以降、これを適用する。ただし、剰余金の額を減少して資本金または準備金を増加する議案が当社株主総会において承認されることを条件として株式分割が行われる場合で、当該株主総会の終結の日以前の日を株式分割のための基準日とする場合は、調整後行使価額は、当該株主総会の終結の日の翌日以降、当該基準日の翌日に遡及してこれを適用する。

ⅳ．新株予約権の行使に際して出資される財産の価額

交付される各新株予約権の行使に際して出資される財産の価額は、組織再編行為の条件等を勘案の上、次で定められる行使価額を調整して得られる再編後払込金額に前記 ⅲ に従って決定される当該新株予約権の目的である再編対象会社の株式の数を乗じて得られる額とする。

各新株予約権の行使に際して出資される財産の価額は、新株予約権を行使することにより交付を受けることができる株式１株当たりの払込金額（以下、「行使価額」という。）に付与株式数を乗じて得た金額とする。行使価額は、新株予約権の割当日の翌日に先立つ45取引日目に始まる30取引日（取引が成立しない日を除く。以下同じ。）の東京証券取引所における当社普通株式の普通取引の終値（気配表示を含む。以下同じ。）の平均値に 1.05を乗じて得た金額とし、1円未満の端数は切り上げる。ただし、その金額が割当日の東京証券取引所における当社普通株式の普通取引の終値を下回る場合は、当該終値を行使価額とする。

ⅴ．新株予約権を行使することができる期間

新株予約権を行使することができる期間の初日と組織再編行為の効力発生日のうちいずれか遅い日から、新株予約権を行使することができる期間の末日までとする。

ⅵ．新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項

次に準じて決定する。

(1) 新株予約権の行使により株式を発行する場合における増加する資本金の額は、会社計算規則第40条第１項の規定に従い算出される資本金等増加限度額に２分の１を乗じて得た額とし、計算の結果生じる１円未満の端数は、これを切り上げるものとする。

(2) 新株予約権の行使により株式を発行する場合における増加する資本準備金の額は、上記（1）に記載の資本金等増加限度額から上記（1）に定める増加する資本金の額を減じて得た額とする。

ⅶ．譲渡による新株予約権の取得の制限

譲渡による新株予約権の取得については、再編対象会社の取締役会の決議（再編対象会社が取締役会設置会社でない場合には、「取締役」とする。）による承認を要するものとする。

ⅷ．新株予約権の取得事由及び条件

次に準じて決定する。

当社は、当社が消滅会社となる合併契約承認の議案、当社が分割会社となる吸収分割契約もしくは新設分割計画承認の議案、または当社が完全子会社となる株式交換契約もしくは株式移転計画承認の議案につき当社株主総会で承認された場合（株主総会決議が不要の場合は、当社取締役会決議がなされた場合。）は、当社取締役会が別途定める日に、無償で新株予約権を取得することができる。

（3）【ライツプランの内容】
該当事項はありません。

（4）【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数（千株）	発行済株式総数残高（千株）	資本金増減額（百万円）	資本金残高（百万円）	資本準備金増減額（百万円）	資本準備金残高（百万円）
平成20年４月１日～ 平成20年６月30日	―	549,443	―	85,424	―	108,888

（5）【大株主の状況】

1、当第１四半期会計期間において、モンドリアン・インベストメント・パートナーズ・リミテッドから、平成20年６月13日付で大量保有報告書に関する変更報告書の提出があり、平成20年６月６日現在で下記のとおり株券等を保有する旨の報告を受けておりますが、当社として実質保有株式数の確認ができません。

氏名又は名称	保有株券等の数（株）	株券等保有割合（％）
モンドリアン・インベストメント・パートナーズ・リミテッド	33,817,924	6.15

2、当第１四半期会計期間において、モルガン・スタンレー証券株式会社ほか８社から、平成20年６月20日付で大量保有報告書の提出があり、平成20年６月13日現在で以下の９社が下記のとおり株券等を保有する旨の報告を受けておりますが、当社として実質保有株式数の確認ができません。

<大量保有報告書の「共同保有における株券等保有割合の内訳」>

氏名又は名称	保有株券等の数（株）	株券等保有割合（％）
モルガン・スタンレー証券株式会社	148,000	0.03
モルガン・スタンレー・アンド・カンパニー・インコーポレーテッド	214,744	0.04
モルガン・スタンレー・アンド・カンパニー・インターナショナル・ピーエルシー	10,145,893	1.85
エムエスディーダブリュ・エクイティー・ファイナンス・サービセズ Ｉ（ケイマン）・リミテッド	0	0.00
エムエス・エクイティー・ファイナンシング・サービセズ（ルクス）エス・アー・エール・エル	0	0.00
モルガン・スタンレー・インベストメント・マネジメント・リミテッド	6,675,835	1.22
モルガン・スタンレー・アセット・マネジメント投信株式会社	1,068,000	0.19
モルガン・スタンレー・インベストメント・マネジメント・インク	8,587,884	1.56
モルガン・スタンレー・インベストメント・アドバイザーズ・インク	663,000	0.12
計	27,503,356	5.01

当第１四半期会計期間末日現在の「議決権の状況」については、株主名簿の記載内容が確認できないため、記載することができないことから、直前の基準日（平成20年３月31日）に基づく株主名簿による記載をしております。

①【発行済株式】

平成20年３月31日現在

区分	株式数（株）	議決権の数（個）	内容
無議決権株式	－	－	－
議決権制限株式（自己株式等）	－	－	－
議決権制限株式（その他）	－	－	－
完全議決権株式（自己株式等）	（自己保有株式） 普通株式　12,739,000	－	－
完全議決権株式（その他）（注）	普通株式　531,250,000	531,216	－
単元未満株式	普通株式　5,454,701	－	1単元（1,000株）未満の株式
発行済株式総数	549,443,701	－	－
総株主の議決権	－	531,216	－

（注）「完全議決権株式（その他）」の株式数の欄には、株式会社証券保管振替機構名義の株式が 34,000株含まれておりますが、「議決権の数」の欄には同機構名義の議決権 34個は含まれておりません。

②【自己株式等】

平成20年３月31日現在

所有者の氏名又は名称	所有者の住所	自己名義所有株式数（株）	他人名義所有株式数（株）	所有株式数の合計（株）	発行済株式総数に対する所有株式数の割合（％）
花王株式会社	東京都中央区日本橋茅場町一丁目14番10号	12,739,000	－	12,739,000	2.31
計	――	12,739,000	－	12,739,000	2.31

2【株価の推移】

【当該四半期累計期間における月別最高・最低株価】

月別	平成20年４月	５月	６月
最高（円）	3,140	2,920	2,940
最低（円）	2,780	2,725	2,700

（注）最高・最低株価は、東京証券取引所（市場第一部）におけるものであります。

3【役員の状況】

前事業年度の有価証券報告書の提出日後、当四半期報告書の提出日までにおいて、役員の異動はありません。

第５【経理の状況】

１．四半期連結財務諸表の作成方法について

当社の四半期連結財務諸表は、「四半期連結財務諸表の用語、様式及び作成方法に関する規則」（平成19年内閣府令第64号。以下「四半期連結財務諸表規則」という。）に基づいて作成しております。

なお、四半期連結財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」（平成20年８月７日内閣府令第50号）附則第７条第１項第５号ただし書きにより、改正後の四半期連結財務諸表規則に基づいて作成しております。

２．監査証明について

当社は、金融商品取引法第193条の２第１項の規定に基づき、当第１四半期連結累計期間（自 平成20年４月１日 至 平成20年６月30日）に係る四半期連結財務諸表について、監査法人トーマツによる四半期レビューを受けております。

1 【四半期連結財務諸表】

（1） 【四半期連結貸借対照表】

（単位：百万円）

	当第１四半期連結会計期間末 (平成20年６月30日)	前連結会計年度末に係る要約連結貸借対照表 (平成20年３月31日)
資産の部		
流動資産		
現金及び預金	42,647	53,785
受取手形及び売掛金	144,832	154,201
有価証券	40,966	54,959
商品及び製品	86,055	83,778
仕掛品	15,305	15,459
原材料及び貯蔵品	23,732	26,350
その他	44,762	49,425
貸倒引当金	△2,138	△2,394
流動資産合計	396,164	435,566
固定資産		
有形固定資産		
有形固定資産	1,110,082	1,119,875
減価償却累計額	△832,410	△838,127
有形固定資産合計	277,671	281,747
無形固定資産		
のれん	228,311	238,500
商標権	122,433	127,328
その他	35,862	35,258
無形固定資産合計	386,608	401,087
投資その他の資産	※1 113,641	114,151
固定資産合計	777,921	796,986
繰延資産	—	48
資産合計	1,174,085	1,232,601
負債の部		
流動負債		
支払手形及び買掛金	106,205	109,574
短期借入金	21,613	21,828
1年以内に返済予定の長期借入金	22,045	22,049
未払法人税等	5,970	29,344
その他	127,676	141,175
流動負債合計	283,511	323,971
固定負債		
社債	99,996	99,996
長期借入金	170,285	169,764
退職給付引当金	34,224	32,041
その他	25,840	22,117
固定負債合計	330,347	323,920
負債合計	613,858	647,891

（単位：百万円）

	当第１四半期 連結会計期間末 (平成20年６月30日)	前連結会計年度末に係る 要約連結貸借対照表 (平成20年３月31日)
純資産の部		
株主資本		
資本金	85,424	85,424
資本剰余金	109,561	109,561
利益剰余金	427,995	426,206
自己株式	△39,122	△39,161
株主資本合計	583,858	582,030
評価・換算差額等		
その他有価証券評価差額金	3,848	3,394
繰延ヘッジ損益	73	－
為替換算調整勘定	△37,399	△11,386
その他の評価・換算差額等	※2 △344	－
評価・換算差額等合計	△33,821	△7,992
新株予約権	598	598
少数株主持分	9,591	10,072
純資産合計	560,226	584,709
負債純資産合計	1,174,085	1,232,601

（２）【四半期連結損益計算書】
【第１四半期連結累計期間】

（単位：百万円）

	当第１四半期連結累計期間 (自 平成20年４月１日 至 平成20年６月30日)
売上高	316,848
売上原価	134,890
売上総利益	181,957
販売費及び一般管理費	※1 156,250
営業利益	25,707
営業外収益	
受取利息	658
受取配当金	112
持分法による投資利益	337
その他	1,098
営業外収益合計	2,206
営業外費用	
支払利息	1,350
為替差損	333
その他	160
営業外費用合計	1,845
経常利益	26,068
特別利益	
固定資産売却益	18
貸倒引当金戻入額	117
その他	39
特別利益合計	175
特別損失	
固定資産除売却損	226
減損損失	365
その他	107
特別損失合計	699
税金等調整前四半期純利益	25,543
法人税、住民税及び事業税	6,130
法人税等調整額	1,851
法人税等合計	7,981
少数株主利益	464
四半期純利益	17,096

（３）【四半期連結キャッシュ・フロー計算書】

（単位：百万円）

	当第１四半期連結累計期間 (自 平成20年４月１日 至 平成20年６月30日)
営業活動によるキャッシュ・フロー	
税金等調整前四半期純利益	25,543
減価償却費	21,519
減損損失	365
受取利息及び受取配当金	△770
支払利息	1,350
為替差損益（△は益）	△420
持分法による投資損益（△は益）	△337
固定資産除売却損益（△は益）	208
売上債権の増減額（△は増加）	△8,789
たな卸資産の増減額（△は増加）	△3,786
仕入債務の増減額（△は減少）	3,676
退職給付引当金の増減額（△は減少）	2,068
その他	△7,307
小計	33,321
利息及び配当金の受取額	872
利息の支払額	△1,073
法人税等の支払額	△28,583
営業活動によるキャッシュ・フロー	4,536
投資活動によるキャッシュ・フロー	
有形固定資産の取得による支出	△9,635
無形固定資産の取得による支出	△2,146
長期前払費用の支払による支出	△1,328
短期貸付金の純増減額（△は増加）	△245
長期貸付けによる支出	△518
その他資産の増減額（△は増加）	489
投資活動によるキャッシュ・フロー	△13,385
財務活動によるキャッシュ・フロー	
短期借入金の純増減額（△は減少）	2,157
長期借入れによる収入	757
長期借入金の返済による支出	△80
自己株式の取得による支出	△95
配当金の支払額	△13,181
少数株主への配当金の支払額	△27
その他	119
財務活動によるキャッシュ・フロー	△10,349
現金及び現金同等物に係る換算差額	△7,914
現金及び現金同等物の増減額（△は減少）	△27,113
現金及び現金同等物の期首残高	112,636
新規連結に伴う現金及び現金同等物の増加額	338
連結子会社の決算期変更に伴う現金及び現金同等物の減少額	△349
現金及び現金同等物の四半期末残高	※1 85,512

【四半期連結財務諸表作成のための基本となる重要な事項等の変更】

	当第1四半期連結会計期間 (自 平成20年4月1日 至 平成20年6月30日)
1、連結の範囲に関する事項の変更	(1)連結の範囲の変更 (新規) ・当第1四半期連結会計期間において重要性が増したことにより連結子会社に含めた1社 Molton Brown Australia Pty Ltd ・当第1四半期連結会計期間において関連会社から子会社になったことにより持分法適用関連会社から連結子会社に含めた1社 ADM Kao LLC (除外) ・当第1四半期連結会計期間において株式譲渡により除外した1社 中山花王化学有限公司 (2)変更後の連結子会社の数 103社
2、持分法の適用に関する事項の変更	(1)持分法適用関連会社の変更 (除外) ・当第1四半期連結会計期間において関連会社から子会社になったことにより持分法適用関連会社から連結子会社に含めた1社 ADM Kao LLC (2)変更後の持分法適用関連会社の数 8社
3、連結子会社の事業年度等に関する事項の変更	従来、決算日が12月31日であった㈱カネボウ化粧品及びその国内子会社7社については、決算日を3月31日に変更しております。この変更により、当第1四半期連結会計期間は、平成20年4月1日から平成20年6月30日までの3ヶ月間を連結しております。なお、平成20年1月1日から平成20年3月31日までの3ヶ月間の損益については利益剰余金に計上するとともに、キャッシュ・フローについては現金及び現金同等物の期首残高の修正項目として計上しております。

	当第１四半期連結会計期間 （自　平成20年４月１日 至　平成20年６月30日）
４．会計処理基準に関する事項の変更	(1)「棚卸資産の評価に関する会計基準」の適用 たな卸資産については、従来、主として総平均法による低価法によっておりましたが、当第１四半期連結会計期間より「棚卸資産の評価に関する会計基準」（企業会計基準第９号　平成18年７月５日）が適用されたことに伴い、主として総平均法による原価法（貸借対照表価額については収益性の低下に基づく簿価切下げの方法）により算定しております。これに伴う営業利益、経常利益及び税金等調整前四半期純利益に与える影響は軽微であります。
	(2)「連結財務諸表作成における在外子会社の会計処理に関する当面の取扱い」の適用 当第１四半期連結会計期間より「連結財務諸表作成における在外子会社の会計処理に関する当面の取扱い」(実務対応報告第18号　平成18年５月17日）を適用し、連結決算上必要な修正を行なっております。これに伴う営業利益、経常利益及び税金等調整前四半期純利益に与える影響は軽微であります。
	(3)「リース取引に関する会計基準」等の適用 所有権移転外ファイナンス・リース取引については、従来、賃貸借取引に係る方法に準じた会計処理によっておりましたが、「リース取引に関する会計基準」（企業会計基準第13号（平成５年６月17日（企業会計審議会第一部会）、平成19年３月30日改正））及び「リース取引に関する会計基準の適用指針」（企業会計基準適用指針第16号（平成６年１月18日（日本公認会計士協会　会計制度委員会）、平成19年３月30日改正））が平成20年４月１日以後開始する連結会計年度に係る四半期連結財務諸表から適用することができることになったことに伴い、当第１四半期連結会計期間からこれらの会計基準等を適用し、通常の売買取引に係る会計処理によっております。また、所有権移転外ファイナンス・リース取引に係るリース資産の減価償却の方法については、リース期間を耐用年数とし、残存価額を零とする定額法を採用しております。これに伴う営業利益、経常利益及び税金等調整前四半期純利益に与える影響は軽微であります。

【簡便な会計処理】

	当第１四半期連結会計期間 （自　平成20年４月１日 至　平成20年６月30日）
１．たな卸資産の評価方法	当第１四半期連結会計期間末の棚卸高の算定に関しては、実地棚卸を省略し、前連結会計年度末の実地棚卸高を基礎として、合理的な方法により算定する方法を主としております。 また、たな卸資産の簿価切下げに関しては、収益性の低下が明らかなものについてのみ、正味売却価額を見積り、簿価切下げを行う方法によっております。
２．固定資産の減価償却費の算定方法	定率法を採用している資産については、連結会計年度に係る減価償却費の額を期間按分して算定する方法によっております。

【四半期連結財務諸表の作成にあたり適用した特有の会計処理】

該当事項はありません。

【注記事項】

(四半期連結貸借対照表関係)

当第１四半期連結会計期間末 (平成20年６月30日)	前連結会計年度末 (平成20年３月31日)
※１．資産の金額から直接控除している貸倒引当金の額 投資その他の資産　111百万円	※１．　――――――
※２．その他の評価・換算差額等 米国子会社における退職給付債務の未認識数理計算上の差異等であります。	※２．　――――――
３．保証債務 関連会社及び従業員等の金融機関ほかからの借入金等に対する債務保証は次のとおりであります。 European Distribution Service GmbH　2,041百万円 従業員等　432 計　2,474	３．保証債務 関連会社及び従業員等の金融機関ほかからの借入金等に対する債務保証は次のとおりであります。 European Distribution Service GmbH　2,206百万円 従業員等　478 計　2,685

(四半期連結損益計算書関係)

当第１四半期連結累計期間 (自　平成20年４月１日 至　平成20年６月30日)
※１．販売費及び一般管理費の主要な費目及び金額は次のとおりであります。 荷造及び発送費　18,163百万円 広告宣伝費　24,959 販売促進費　16,112 給料手当及び賞与　32,436 研究開発費　11,501

(四半期連結キャッシュ・フロー計算書関係)

当第１四半期連結累計期間 (自　平成20年４月１日 至　平成20年６月30日)
※１．現金及び現金同等物の四半期末残高と四半期連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　42,647百万円 有価証券勘定　40,966 金銭の信託（流動資産その他）　2,000 預入期間が３か月を超える定期預金　△102 現金及び現金同等物　85,512

（株主資本等関係）

当第１四半期連結会計期間末（平成20年６月30日）及び当第１四半期連結累計期間（自 平成20年４月１日 至 平成20年６月30日）

１．発行済株式の種類及び総数
　普通株式　549,443千株

２．自己株式の種類及び株式数
　普通株式　13,285千株

３．新株予約権等に関する事項
　ストックオプションとしての新株予約権
　　新株予約権の四半期連結会計期間末残高　親会社 598百万円

４、配当に関する事項
　配当金支払額

(決議)	株式の種類	配当金の総額(百万円)(注)	１株当たり配当額(円)	基準日	効力発生日	配当の原資
平成20年６月27日 第102期定時株主総会	普通株式	14,475	27	平成20年３月31日	平成20年６月30日	利益剰余金

(注) 持分法適用関連会社が保有する自己株式にかかる配当金のうち、持分相当額を控除しております。なお、控除前の金額は、14,491百万円であります。

（セグメント情報）

【事業の種類別セグメント情報】

当第１四半期連結累計期間（自 平成20年４月１日 至 平成20年６月30日）

	コンシューマープロダクツ事業							
	ビューティケア事業（百万円）	ヒューマンヘルスケア事業（百万円）	ファブリック＆ホームケア事業（百万円）	小計（百万円）	ケミカル事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高								
(1) 外部顧客に対する売上高	146,196	46,817	63,980	256,994	59,853	316,848	−	316,848
(2) セグメント間の内部売上高又は振替高	−	−	−	−	9,492	9,492	(9,492)	−
計	146,196	46,817	63,980	256,994	69,346	326,340	(9,492)	316,848
営業費用	140,133	44,664	53,679	238,476	62,132	300,609	(9,468)	291,140
営業利益	6,063	2,152	10,300	18,517	7,213	25,731	(23)	25,707

（注）１．事業区分の方法

事業区分は、製品の種類・性質及び販売方法の類似性を考慮し、コンシューマープロダクツ事業（ビューティケア事業、ヒューマンヘルスケア事業、ファブリック＆ホームケア事業）、ケミカル事業に区分しております。

２．各事業区分の主要製品

事業区分		主要製品	
コンシューマープロダクツ事業	ビューティケア事業	プレステージ化粧品	カウンセリング化粧品、セルフ化粧品
		プレミアムスキンケア製品	化粧石けん、洗顔料、全身洗浄料
		プレミアムヘアケア製品	シャンプー、リンス、ヘアスタイリング剤、ヘアカラー
	ヒューマンヘルスケア事業	フード＆ビバレッジ製品	食用油、飲料
		サニタリー製品	生理用品、紙おむつ
		パーソナルヘルス製品	入浴剤、歯みがき・歯ブラシ、男性化粧品
	ファブリック＆ホームケア事業	ファブリックケア製品	衣料用洗剤、洗濯仕上げ剤
		ホームケア製品	台所用洗剤、住居用洗剤、掃除用紙製品、業務用製品
ケミカル事業		油脂製品	油脂アルコール、油脂アミン、脂肪酸、グリセリン、業務用食用油脂
		機能材料製品	界面活性剤、プラスチック用添加剤、コンクリート用高性能減水剤
		スペシャルティケミカルズ製品	トナー・トナーバインダー、インクジェットプリンターインク用色材、香料

【所在地別セグメント情報】
当第1四半期連結累計期間（自 平成20年4月1日 至 平成20年6月30日）

	日本（百万円）	アジア（百万円）	米州（百万円）	欧州（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高							
(1) 外部顧客に対する売上高	228,454	29,923	25,270	33,199	316,848	−	316,848
(2) セグメント間の内部売上高又は振替高	4,938	10,749	217	4,211	20,117	(20,117)	−
計	233,393	40,673	25,488	37,410	336,965	(20,117)	316,848
営業費用	213,289	38,214	24,157	35,318	310,980	(19,840)	291,140
営業利益	20,103	2,458	1,330	2,092	25,984	(277)	25,707

（注）1．国又は地域の区分の方法
　　地理的近接度により区分しております。
　2．本邦以外の区分に属する主な国又は地域
　　(1) アジア：東アジア及び東南アジア諸国、オーストラリア
　　(2) 米州　：米国、カナダ、メキシコ
　　(3) 欧州　：ヨーロッパ諸国、南アフリカ

【海外売上高】

当第1四半期連結累計期間（自 平成20年4月1日 至 平成20年6月30日）

	アジア	米州	欧州	計
Ⅰ 海外売上高（百万円）	33,249	26,349	31,283	90,883
Ⅱ 連結売上高（百万円）				316,848
Ⅲ 連結売上高に占める海外売上高の割合（%）	10.5	8.3	9.9	28.7

（注）1．国又は地域の区分の方法
　　地理的近接度により区分しております。
　2．各区分に属する主な国又は地域
　　(1) アジア：東アジア及び東南アジア諸国、オーストラリア
　　(2) 米州　：米国、カナダ、メキシコ
　　(3) 欧州　：ヨーロッパ諸国、南アフリカ
　3．海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高であります。

（1株当たり情報）

1．1株当たり純資産額

当第1四半期連結会計期間末 （平成20年6月30日）		前連結会計年度末 （平成20年3月31日）	
1株当たり純資産額	1,025.89円	1株当たり純資産額	1,070.67円

2．1株当たり四半期純利益金額等

当第1四半期連結累計期間 （自 平成20年4月1日 至 平成20年6月30日）	
1株当たり四半期純利益金額	31.89円
潜在株式調整後1株当たり 四半期純利益金額	31.87円

（注） 1株当たり四半期純利益金額及び潜在株式調整後1株当たり四半期純利益金額の算定上の基礎は、以下のとおりであります。

	当第1四半期連結累計期間 （自 平成20年4月1日 至 平成20年6月30日）
1株当たり四半期純利益金額	
四半期純利益（百万円）	17,096
普通株主に帰属しない金額（百万円）	－
普通株式に係る四半期純利益（百万円）	17,096
期中平均株式数（千株）	536,154
潜在株式調整後1株当たり四半期純利益金額	
四半期純利益調整額（百万円）	－
普通株式増加数（千株）	234
希薄化効果を有しないため、潜在株式調整後1株当たり四半期純利益金額の算定に含めなかった潜在株式で、前連結会計年度末から重要な変動があったものの概要	――――――

（重要な後発事象）

該当事項はありません。

2【その他】

（1）決算日後の状況

特記事項はありません。

（2）訴訟

当社グループが当事者になっている係争中の訴訟が存在するものの、当社グループの財政状態及び経営成績に重要な影響を及ぼすものはないと考えております。

第二部【提出会社の保証会社等の情報】

該当事項はありません。

独立監査人の四半期レビュー報告書

平成20年８月４日

花王株式会社

取締役会 御中

監査法人トーマツ

指定社員 業務執行社員	公認会計士	川上　豊	印
指定社員 業務執行社員	公認会計士	市川　育義	印
指定社員 業務執行社員	公認会計士	安藤　武	印

当監査法人は、金融商品取引法第193条の２第１項の規定に基づき、「経理の状況」に掲げられている花王株式会社の平成20年４月１日から平成21年３月31日までの連結会計年度の第１四半期連結累計期間（平成20年４月１日から平成20年６月30日まで）に係る四半期連結財務諸表、すなわち、四半期連結貸借対照表、四半期連結損益計算書及び四半期連結キャッシュ・フロー計算書について四半期レビューを行った。この四半期連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から四半期連結財務諸表に対する結論を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる四半期レビューの基準に準拠して四半期レビューを行った。四半期レビューは、主として経営者、財務及び会計に関する事項に責任を有する者等に対して実施される質問、分析的手続その他の四半期レビュー手続により行われており、我が国において一般に公正妥当と認められる監査の基準に準拠して実施される年度の財務諸表の監査に比べ限定された手続により行われた。

当監査法人が実施した四半期レビューにおいて、上記の四半期連結財務諸表が、我が国において一般に公正妥当と認められる四半期連結財務諸表の作成基準に準拠して、花王株式会社及び連結子会社の平成20年６月30日現在の財政状態並びに同日をもって終了する第１四半期連結累計期間の経営成績及びキャッシュ・フローの状況を適正に表示していないと信じさせる事項がすべての重要な点において認められなかった。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以 上

（注）１．上記は、四半期レビュー報告書の原本に記載された事項を電子化したものであり、その原本は当社（四半期報告書提出会社）が別途保管しております。

２．四半期連結財務諸表の範囲には、XBRLデータ自体は含まれていません。

Exhibit B-9

【表紙】

【提出書類】	確認書
【根拠条文】	金融商品取引法第24条の４の８第１項
【提出先】	関東財務局長
【提出日】	平成20年８月７日
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役 社長執行役員　尾崎 元規
【最高財務責任者の役職氏名】	該当事項はありません。
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

1 【四半期報告書の記載内容の適正性に関する事項】

当社代表取締役 社長執行役員 尾崎 元規は、当社の第103期第１四半期（自 平成20年４月１日 至 平成20年６月30日）の四半期報告書の記載内容が金融商品取引法令に基づき適正に記載されていることを確認しました。

2 【特記事項】

特記すべき事項はありません。

END